04046089

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bulgari S.p.A

*CURRENT ADDRESS Lungotevere Marzio 11
00186 Rome
Italy

**FORMER NAME

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34836 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS 11/10/04

DAT :

SCHEDULE 2

to

Bulgari S.p.A's Application under Rule 12g3-2(b)

RECEIVED
2004 OCT 18 A 11:2
OFFICE OF INTERN
CORPORATE F

SCHEDULE 2
Information Provided Pursuant to Rule 12g3-2(b)(1)(i)

DOCUMENT	**DATE**	**TAB**
PERIODIC REPORTS		
2004 Half Year Financial Statements	September 13, 2004	1
2004, First Quarter Financial Statements	May 13, 2004	2
2003 Annual Report	April 29, 2004	3
2003 Third Quarter Financial Statements	November 13, 2003	4
2003 Half-Year Report	September 11, 2003	5
2003 First Quarter Financial Statements	May 13, 2003	6
2002 Annual Report	April 29, 2003	7
PRESS RELEASES		8
NEWSPAPER ANNOUNCEMENTS		9

(1)

RECEIVED
2004 OCT 18 A 11: 2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bulgari S.p.A. and Subsidiaries
Consolidated Balance Sheet
as at June 30th 2004, June 30th 2003
and year ending December 31st 2003
(Amounts in Thousands of Euro)

ASSETS	30/06/2004	31/12/2003	30/06/2003
FIXED ASSETS			
Intangible fixed assets	59,575	58,994	62,421
Tangible fixed assets	83,292	83,467	86,343
Financial investments	36,616	31,380	30,123
Total fixed assets	**179,483**	**173,841**	**178,887**
CURRENT ASSETS			
Inventories	475,422	429,964	482,830
Receivables	123,623	131,999	120,547
Short-term investments	91,985	81,031	93,820
Cash and bank balances	43,032	45,121	31,827
Total assets	**913,545**	**861,956**	**907,911**

LIABILITIES	30/06/2004	31/12/2003	30/06/2003
Shareholders' equity for the Group	587,326	578,313	512,618
Net equity of minority Shareholders	5,888	8,545	8,292
Total Shareholders' equity	**593,214**	**586,858**	**520,910**
Reserve for risks and charges	16,008	11,254	17,430
Reserve for employee termination indem.	11,400	10,559	10,419
Bonds	-	-	100,000
Bank overdrafts and borrowing	112,478	93,410	91,442
Other payables	180,445	159,875	167,710
Total liabilities	**913,545**	**861,956**	**907,911**

Bulgari S.p.A. and Subsidiaries
Consolidated statement of income for the periods ending June 30th 2004 and June 30th 2003, and the year ending 31th December 2003 (Amounts in Thousands of Euro)

	30/06/2004	30/06/2003	30/12/2003
A. Value of production			
Revenues from sales and services	**352,774**	**330,122**	**759,267**
Changes in inventory of work in progress, semi-finished and finished	34,770	39,390	(4,171)
Increases in capitalized production costs	50	24	2,886
Other income and revenues	4,549	4,048	13,066
Total value of production (A)	**392,143**	**373,584**	**771,048**
Total costs of production (B)	**349,843**	**338,485**	**654,155**
Value of production - costs of production (A-B)	**42,300**	**35,099**	**116,893**
C. Financial income and expenses			
Financial income and (expenses)	(2,859)	(4,560)	(9,495)
Gain (loss) on foreign exchange	9	(298)	1,033
Total financial income and (expenses)	**(2,850)**	**(4,858)**	**(8,462)**
D. Adjustements to financial assets			
Write up of investments			
Write up (write down) on securities included in current assets not invest.	-	131	822
Write downs of investments	716	-	402
Write down on treasury share	-	-	-
Total adjustement to financial assets	**(716)**	**131**	**420**
E. Total extraordinary income and (expenses)	**(946)**	**(1,940)**	**462**
Net income for the period before tax and before minority interests	**37,788**	**28,432**	**109,313**
Income taxes	**3,630**	**3,724**	**16,840**
Minority interests	**(482)**	**324**	**(332)**
Net income for the period	**33,676**	**25,032**	**92,141**

RECEIVED
2004 OCT 18 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(2)

Bulgari S.p.A. and Subsidiaries
Consolidated Balance Sheet
as at March 30th 2004 and December 30th 2003
(Amounts in Thousands of Euro)

ASSETS	31/03/2004	31/12/2003
FIXED ASSETS		
Intangible fixed assets	60,165	58,994
Tangible fixed assets	82,999	83,467
Financial investments	35,074	31,380
Total fixed assets	**178,238**	**173,841**
CURRENT ASSETS		
Inventories	463,770	429,964
Receivables	112,453	131,999
Short-term investments	81,863	81,031
Cash and bank balances	26,108	45,121
Total assets	**862,432**	**861,956**

LIABILITIES	31/03/2004	31/12/2003
Shareholders' equity for the Group	588,051	578,313
Net equity of minority Shareholders	5,730	8,545
Total Shareholders' equity	**593,781**	**586,858**
Reserve for risks and charges	11,129	11,254
Reserve for employee termination indem.	11,006	10,559
Bank overdrafts and borrowing	103,247	93,410
Other payables	143,269	159,875
Total liabilities	**862,432**	**861,956**

Bulgari S.p.A. and Subsidiaries
Consolidated statement of income
for the periods ending March 31th 2004
and March 31th 2003
(Amounts in Thousands of Euro)

	31/03/2004	31/03/2003
A. Value of production		
Revenues from sales and services	**160,322**	**160,627**
Changes in inventory of work in progress, semi-finished and finished	22,513	16,814
Increases in capitalized production costs	11	-
Other income and revenues	1,574	945
Total value of production (A)	**184,420**	**178,386**
Total costs of production (B)	**165,505**	**162,175**
Value of production - costs of production (A-B)	**18,915**	**16,211**
C. Financial income and expenses		
Financial income and (expenses)	(1,198)	(2,054)
Gain (loss) on foreign exchange	653	(259)
Total financial income and (expenses)	**(545)**	**(2,313)**
D. Adjustements to financial assets		
Write downs of investments	304	-
Write down on treasury share	-	418
Total adjustement to financial assets	**(304)**	**(418)**
E. Total extraordinary income and (expenses)	**(709)**	**(450)**
Net income for the period before tax and before minority interests	**17,357**	**13,030**
Income taxes	**3,680**	**1,533**
Minority interests	**(164)**	**(78)**
Net income for the period	**13,513**	**11,419**

(4)

RECEIVED
2004 OCT 18 A 11: 2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Bulgari S.p.A. and Subsidiaries
Consolidated Balance Sheet
as at September 30th 2003 and December 31th 2002,
(Amounts in Thousands of Euro)

ASSETS	**30/09/2003**	**31/12/2002**
FIXED ASSETS		
Intangible fixed assets	60,707	58,676
Tangible fixed assets	88,189	87,582
Financial investments	33,417	26,608
Total fixed assets	**182,313**	**172,866**
CURRENT ASSETS		
Inventories	466,845	477,454
Receivables	118,807	142,990
Short-term investments	80,999	89,016
Cash and bank balances	61,385	48,862
Total assets	**910,349**	**931,188**

LIABILITIES	**30/09/2003**	**31/12/2002**
Shareholders' equity for the Group	534,452	538,551
Net equity of minority Shareholders	8,656	9,577
Total Shareholders' equity	**543,108**	**548,128**
Reserve for risks and charges	17,271	20,652
Reserve for employee termination indem.	10,673	8,877
Bonds	100,000	100,000
Bank overdrafts and borrowing	120,353	88,173
Other payables	118,944	165,358
Total liabilities	**910,349**	**931,188**

Bulgari S.p.A. and Subsidiaries
Consolidated statement of income
on III quarter 2003 and III quarter 2002 and
for the periods ending September 30th 2003
and September 30th 2002
(Amounts in Thousands of Euro)

	III quarter 2003	III quarter 2002	30/09/2003	30/09/2002
A. Value of production				
Revenues from sales and services	**181,851**	**180,247**	**511,973**	**518,563**
Changes in inventory of work in progress, semi-finished and finished	(17,105)	(11,368)	22,285	(19,340)
Increases in capitalized production costs	2,744	-	2,768	-
Other income and revenues	1,481	1,941	5,529	5,079
Total value of production (A)	**168,971**	**170,820**	**542,555**	**504,302**
Total costs of production (B)	141,924	147,210	**480,409**	**447,702**
Value of production - costs of production (A-B)	**27,047**	**23,610**	**62,146**	**56,600**
C. Financial income and expenses				
Financial income and (expenses)	(2,313)	(2,886)	(6,873)	(8,068)
Gain (loss) on foreign exchange	1,125	(425)	827	894
Total financial income and (expenses)	**(1,188)**	**(3,311)**	**(6,046)**	**(7,174)**
D. Adjustements to financial assets				
Write up (write down) on securities included in current assets not invest.	691	(1,720)	822	(1,800)
Total adjustement to financial assets	**691**	**(1,720)**	**822**	**(1,800)**
E. Total extraordinary income and (expenses)	**(808)**	**(217)**	**(2,748)**	**(2,909)**
Net income for the period before tax and before minority interests	**25,742**	**18,362**	**54,174**	**44,717**
Income taxes	**6,757**	**3,884**	**10,481**	**7,275**
Minority interests	**(122)**	**(512)**	**202**	**(913)**
Net income for the period	**18,863**	**13,966**	**43,895**	**36,529**

5

BVLGARI

Bulgari S.p.A. and Subsidiaries

Report of the Board of Directors on the Financial Administration as at 30 June 2003

BULGARI S.P.A. AND SUBSIDIARIES

Report of the Board of Directors on the Financial Administration as at 30 June 2003

INTRODUCTION

Pursuant to Article 2428, paragraph 3, of the Civil Code and in compliance with Articles 81 and 82 of Consob resolution No. 11971 and its subsequent additions, the Board of Directors of Bulgari S.p.A. has drawn up this performance report for the first half of the 2003 financial year.
The financial statements as at 30 June 2003, drawn up in accordance with the criteria laid down by the aforementioned provisions, have been compared with the figures for the year ended 31 December 2002 and with the financial statements as at 30 June 2002.
Bulgari S.p.A.'s financial statements and the consolidated financial statements as at 30 June 2003 have undergone a limited audit conducted by the company Reconta Ernst & Young S.p.A. in accordance with current legislation.

GROUP PERFORMANCE AND MACROECONOMIC SITUATION

After two years of unquestionably difficult times in 2001 and 2002, the international economy has unfortunately not shown any significant signs of recovery in the first half of 2003. The war in Iraq and then the Sars outbreak have had considerable psychological effects on the global economy and have left their mark on a large part of the six-month period.
Despite this, the Bulgari Group ended the first six months of the year with undeniably positive results, achieving growth in revenues at comparable exchange rates and notable increases in operating profit and net income.
Indeed, consolidated net revenues, in the market backdrop described above, amounted to 330.1 million euros, representing a 4% increase, at comparable exchange rates, on the same period last year. At current exchange rates, the difference compared with the 338.3 million euros achieved in 2002 is -2.4%.
Since 1 January 2003, Crova S.p.A has been consolidated under the pro-rata method and Bulgari S.p.A. has purchased 50% of the shares. This change in the scope of consolidation has also led to a rise, albeit moderate, in Group sales (almost one percentage point) as the main supplies of this company are in fact made to other Group companies.
Operating income was 35.1 million euros, up 6.4% on the 33.0 million euros achieved in the first half of 2002, whilst net income was 25.0 million euros, a rise of 10.9% on the 22.6 million euros in the same period last year.
These results show that in a market context dominated by adverse outside factors, the Group was able to react by focussing effectively on the factors that can be influenced by its own direct initiatives, first and foremost, by launching important new products on all our business lines and by constantly seeking to optimise the organisational system and manufacturing and logistical processes, activities which will continue over the forthcoming months.

MACROECONOMIC SITUATION

The macroeconomic data characterising the first half of 2003, which certainly were also affected by events such as the Iraq war and Sars, show that the situation of crisis in the economy is still continuing in this six-month period. Fortunately, it would seem that some of the major economies,

particularly the US economy, are starting to show signs of recovery. There are small but significant voices of optimism from businesses who are starting to resume investments after suddenly blocking any initiative in the last 18 months. There are other reasons to be optimistic. Interest rates are very low and, in general, inflation is slowing down in all countries, both factors which should increase the purchasing power of households.

However, there is a risk factor still to be fully understood within this market context: that of growth without the creation of new jobs. This presents a real risk in America but cannot be ruled out not even in Europe.

Let us look in greater detail at some of the markets that are of greatest interest to the Bulgari Group:

USA

In the second quarter of 2003, the US economy gave some signs of improvement. US gross domestic product grew by 2.4% compared with the figure of 1.5% that had been forecast.

The Federal Reserve noted progress in the economy with recovery even in the manufacturing industry, which had been in crisis for some time. The better-than-expected growth in the second quarter is seen as encouraging and is due to a variety of factors, which of course include military expenditure, up by 44%, but also investments and consumption.

In July, the Index of Purchasing Managers, a yardstick for the performance of the economy, reached a level of 51.8 above the 50 ceiling that represents the watershed between contraction and expansion.

Analysts have of course welcomed the figures although with the caution that now accompanies the publication of economic statistics. What is certain is that stock market indices have not caught fire. Although, on the one hand, the recovery appears to be underway, with businesses resuming investments and production on the increase, on the other hand, economists are keeping a high level of alert on employment as positive effects on job creation have not yet been felt. The unemployment rate in June reached a record high and remains above 6%, i.e. at levels not seen since the recession of the early nineties.

The feeling is that recovery is emerging but without the creation of jobs, as a result of the increase in productivity and relocation abroad, in particular, Asia and Latin America.

According to the Central Bank, interbank rates should remain at the current low levels (1%) until the recovery is well on track.

EUROPE

In Europe, the first six months of 2003 saw a constant stream of negative news from the major countries. The economy in our continent is still in a delicate phase. Economic policies have now almost entirely removed any room for manoeuvre to support domestic demand, which is still not giving out clear signs of recovery. Recently, the economic/political debate has been shifting to the subject of structural reforms. Although these may improve long-term prospects, they do little or are even difficult in the short-term.

Furthermore, the euro has strengthened further in the first six months of 2003 against all other currencies, making it difficult for European countries to take advantage of the first signs of economic recovery in the rest of the world.

For Italy, the first half of the year has been anything but positive, particularly in terms of manufacturing production. Although partial improvement is expected in the second six months, it now seems almost certain that growth over the year will be lower than the European average.

France confirmed its decision to allow its deficit to rise about the 3% threshold imposed by the European stability pact, as a means of seeking to further sustain the measures to relaunch the economy. However, the French economy in the second quarter of the year contracted by 0.3% thus preventing the government from adopting a restrictive policy that could have permanently jeopardised any small sign of recovery.

It should be recalled that Italy and France are both popular holiday destinations for international tourists and it is these visitors who are normally associated with significant spending on luxury items. Of course, the war in Iraq, firstly, and Sars, secondly, drastically reduced the influx of tourists during this period, which had a knock-on effect on money spent in the stores located in the major tourist cities.

The German economy, which we recall represents almost a third of domestic production in the eurozone, remained at extremely worrying levels throughout the whole of the first six months of 2003 and the recovery expected for the second half of the year is anticipated to be very low. Recently, some better-than-expected results for industrial orders were overshadowed by poor unemployment figures which are still above 10%, now representing almost four and a half million people.

In Spain, growth for 2003 is still forecast to reach a level somewhat higher than other European countries, with inflation falling yet still above the EU average at around 3%.

In Great Britain, the most recent forecasts put growth in 2003 at between 1.7% and 2%, lower than the expectations made at the start of the year (approximately 2.5%) and substantially in line with the 1.8% recorded in 2002. The problem is that growth in the first two quarters of the year was in fact very modest, 0.1% in the first and 0.3% in the second and therefore the expectations are for a marked improvement only in the second part of the year. It is also true, however, that the comparable situation in the Eurozone countries is exactly the same and the only concern is that the strength of the economy is based, firstly, on major public expenditure, which started a couple of years back and is now playing an anti-cyclic role, but, secondly, on ten years of growth in consumption which is now starting to shows signs of wearing thin. It should also be pointed out that the performance of the British economy is always highly dependent upon the forecasts for recovery in the United States and, therefore, Great Britain too could benefit from the first signs of growth that are beginning to emerge in the US economy.

JAPAN

In 2003, Japan is showing the first signs of trend reversal after years of economic stagnation. A number of macroeconomic signs have taken financial operators by surprise, starting with gross domestic product which in the second quarter of the year grew by 0.6%. This result was achieved thanks to the strong performance of industrial production and despite continuing low levels of domestic consumption. The recovery of domestic consumption in 2004 could be the opportunity to achieve further growth in the future.

Positive signs were also observed in terms of inflation and investments, so much so that some analysts are even forecasting growth in GDP for the entire year at over 2%.

The recovery in the Japanese economy could give a further boost to luxury goods companies, which have been one of the few exceptions in these years, maintaining constant growth, even when the general economic conditions were difficult.

FINANCIAL MARKETS

The financial markets are starting to respond optimistically to the first signs of recovery in the US economy, also confirmed by the Federal Reserve.

The US Stock Exchange and those of the other main global countries are finally regaining ground after more than two years of constant falls in prices, in some cases resulting in genuine crashes. The hope is for a recovery in company profits, the prerequisite for emerging from the negative economic cycle that has characterised the financial markets over this period.

The progressive process of interest rate reductions applied by the Federal Reserve since the end of 2001 to shore up the economy has brought US interbank rates to forty-year lows (1%). In the short term, increases are not anticipated as the current concern is for possible deflationary tensions rather than rises in inflation.

The European Central Bank has always pursued a more limited policy of interest rate reduction, usually lower than market expectations, probably as a compromise between the need to react to an increasingly weak economy and the fear of relaxing credit needlessly, at a time of major geo-political uncertainty. In fact, the forecasts for the whole of 2003 are still uncertain with modest growth in the Eurozone of around 0.5% being expected.
With regard to exchange rates since the first half of 2002, the euro has significantly strengthened against all other currencies. In particular, the euro/dollar rate has gone from a rate of less than 0.90 in the first months of 2002 to a rate of 1.14 at the end of June 2003 with an average of 1.10 in the first half of 2003, compared with an average of 0.89 in the first half of 2002. It is clear that exports to dollar area countries and to countries whose currency is substantially tied to the performance of the dollar have been penalised, in the space of 12 months, by approximately 20%.
A slightly less marked but similar trend has also occurred with the euro/yen exchange rate, the average of which was 131 in the first half of 2003 compared with an average in the first half of 2002 of 116.
Compared with the Swiss franc, the strengthening of the euro has been much more modest (around 3%).

GOLD PRICE
Historically, the price of gold has risen in periods of political uncertainty. Indeed, after a rise of 47% from the lows of spring 2001 (265 dollars/ounce) to the highs of February 2003 (389 dollars/ounce), the metal is levelling out but still at high price levels of around 350 dollars/ounce. Since last April, prices seem to have stabilised with a drop in volatility, which, according to the main analysts, seems to suggest the start of a phase in which the price will be between 340 and 380 dollars/ounce.
The correlation between the gold price and the performance of the dollar should not be forgotten. The loss in value of the US currency was one of the key factors behind the bullish phase of the metal and, consequently, any forecast with regard to its future value will also depend upon fluctuations in the dollar exchange rate.

SIGNIFICANT GROUP ACTIVITIES

In a market period when it has been harder to achieve significant growth in sales, the Group's attention has been focussed on the development and launch of new products, on providing further support and strengthening the brand name and on seeking to further improve the efficiency of its management and manufacturing processes.
These actions, resulting from a process of seeking continual improvement, are set to continue over the forthcoming months.
A number of significant investments to boost the sales network were also made during the first six months of the year, such as the opening of new stores in Capri (Italy), Sapporo, Yokohama and Nagoya (Japan) and the Los Angeles "flagship store" in the United States.

Development activities and launching of new products
In order to stimulate a weak market, in the first half of 2003, the Bulgari Group focussed its efforts on launching a large number of new products, with very positive initial feedback from customers. The Group is already involved in intense preparation work to launch new products for 2004 also.
Some of the new products for 2003 are described below:

- In the jewellery range, the new "Allegra" collection, full of fantasy and vivacity, was launched with great success. The energy of the colours of this new collection merges harmoniously with elegance and sensuality and inspires six different designs: *Coriandoli, Caramelle, Optical, Metropolis, Tondo-Shake and Sassi,* the latter inspired by the success of the necklace made to

launch the BLV perfume. The "Theme Collection" has also been launched in the jewellery line, which harks back to a number of famous designs from Bulgari collections in the seventies.

- In the watches collection, many new products have been introduced including the Scuba watch, water-resistant to a depth of 2000 metres, two *petites complications* watches "Moon Phases" and "Annual Calendar" in the *Bulgari-Bulgari* range, the *Lucea* precious watches and the new assortment of colours in the *B.zero1* line, launched in 2002, and the *Rettangolo and Quadrato* lines.
- In the perfumes range, the new fragrance *Omnia* was presented at the end of March and will be launched onto the market in the second half of 2003. With its highly creative design, Omnia will be a further addition to the list of fragrances that make Bulgari a hugely successful operator in this sector.
- With regard to accessories, the leather goods range has been extended with the introduction of the new bags *Decollete Soft, Geometrica, Luna* and the *Ascot* line, whilst the new autumn-winter silk range has been launched.

"Opera" closed fund

On 5 February 2003, the subsidiary Bulgari International Corporation N.V. subscribed and paid up, at a price of 1,000 euros per share, for a further 4,075 shares in Opera Participations S.c.a., at an overall cost of 4.1 million euros, thus bringing the total number of shares to 16,104. This further subscription financed the acquisition of another significant investment by the fund itself.

"*Opera*" is the name of the first closed fund to specialise in investments in the area of goods and services that are typical of the Italian lifestyle and whose "made in Italy" tag may represent a competitive advantage. This fund, created in accordance with Luxembourg law in the form of a limited partnership with share capital, had subscription commitments as at 31 December 2002 in the total amount of almost 225 million euros. In this project, the Bulgari Group plays the role of investor, with a stake at the end of 2002 of almost 12% of class A.1 shares (A.1 shares have preference in the distribution of dividends whereas B.1 shares do not enjoy any preference in the distribution of dividends phase, but entitle those holding them to exercise the right to vote on particularly important decisions). The Bulgari Group also has the role of management partner, holding 50% of investments in the fund management company, which, in turn, holds 100% of the B.1 shares in Opera Participations S.c.a..

Other significant events

- On 20 February 2003, 50% of the capital of the company Crova S.p.A. was purchased. Crova S.p.A. is a leading company in the production of top-of-the-range jewellery, with which the Bulgari Group has had business relations for over 25 years. As well as consolidating this long working relationship, the operation is the premise for the development of further projects such as product concept, product development, prototyping and also production on behalf of non-Bulgari brands wanting to include jewellery within their core business.

RESULTS

In the first half of 2003, the Bulgari Group's consolidated net revenues reached 330.1 million euros, down by 2.4% on the 338.3 million euros achieved in the same period in 2002. This result should be viewed positively if we consider that the appreciation of the euro against other currencies, in particular the dollar and the yen, has had a penalising effect on sales for the half year in the region of around 7 percentage points. Growth at comparable exchange rates was over 4%.
With sales remaining more or less stable, the actions undertaken by the Group in terms of cost control and recovery of efficiency also led to significant results.
Operating profit rose from 33.0 million euros in the first six months of 2002 to 35.1 million euros in 2003, an increase of 6.4%, whereas in terms of the effect on net revenues, it rose from 9.8% in the first half of 2002 to 10.6% in the same period in 2003.
Net income, up by 10.9% on the first six months of 2002, reached 25.0 million euros (22.6 million euros in the first half of 2002) and represents 7.6% of revenues (6.7% in the first half of 2002).
An important contribution to the growth in profits was made by the improvement in the contribution margin, an excellent indicator in difficult market times during which competitive pressures are on the increase, and by containing operating and structure costs which are substantially in line with the first half of 2002, thanks to the control actions undertaken.
The costs of promotional activities to support the BVLGARI brand name totalled 34 million euros in the first half of the year, up by 1.5% compared with the first six months of 2002, and represent 10.3% of revenues (9.9% in the first half of 2002). The most important promotional investments made were those relating to the launch of the new jewellery collection "Allegra".

A summary of the results is given in Table 1.

TABLE 1
BULGARI GROUP
SUMMARY INCOME STATEMENT

(million euros)	30/06/03	30/06/02	31/12/02
Consolidated net revenues	330.1	338.3	773.6
Operating profit	35.1	33.0	107.6
Profit before taxes and third party interests	28.4	26.4	91.5
Net income	25.0	22.6	76.1

Revenues increased in Italy despite being hit hard by lower tourist traffic, in the Far East, despite Sars, and in Japan, where sales recorded a slight increase of 2.7% at current exchange rates but at comparable exchange rates in fact show a growth of 14%.
Sales in the Americas were more stable apparently falling by 14% compared with the first half of 2002 but growing by 2.8% at comparable rates.
Europe (excluding Italy) however shows a significant fall of 11% due to the slump in perfume sales compared with the extraordinary levels achieved in the previous year, as well as the drop-off in tourism and the general economic crisis in the area, especially in Germany.

Table 2 below shows the value of revenues by geographical area according to market outlet, their percentage distribution from total revenues and growth in relation to the same period in the previous financial year.

TABLE 2
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA

Geographical Area	1st Half 2003			1st Half 2002			Total 2002		
(million euros)									
Italy	49.0	15%	+8%	45.3	13%	-9%	107.3	14%	+3%
Europe (excl. Italy)	83.8	25%	-11%	94.3	28%	+5%	191.4	25%	-3%
America	42.6	13%	-14%	49.5	15%	-15%	115.9	15%	-2%
Japan	70.2	21%	+3%	68.3	20%	-	164.9	21%	+7%
Far East	62.7	19%	+11%	56.6	17%	-19%	132.7	17%	-7%
Middle East	13.1	4%	-9%	14.5	4%	-19%	30.6	4%	-13%
Others	8.7	3%	-12%	9.8	3%	+91%	30.8	4%	+114%
TOTAL REVENUES	330.1	100%	-2%	338.3	100%	- 6%	773.6	100%	+1%

In the first half of 2003, sales increased in jewellery, Bulgari's main product category, although these were hit by a negative exchange effect of almost 10 percentage points. An excellent performance was also achieved by the accessories range which recorded an extraordinary growth of 65%.
Sales of watches, down by 10% at current exchange rates, however reflect a certain stagnation in the market for these products, in which all operators are experiencing some difficulties.
Perfume sales (-19%) are partly a reflection of the weakness of the fragrances market and, in particular, the postponement of orders by distributors pending the launch of the new fragrance *Omnia*, scheduled for the second half of 2003. Revenue expectations for the entire year are for a full recovery and the initial results received after 30 June confirm this trend.

Table 3 below shows the amount of revenues, the percentage of the total revenue according to product category and the increase in relation to the same period in the previous financial year.

TABLE 3
BULGARI GROUP
REVENUES BY PRODUCT CATEGORY

Product Range	1st Half 2003			1st Half 2002			Total 2002		
(million euros)									
Jewellery	136.6	41%	+4%	131.0	39%	+2%	293.8	38%	+2%
Watches	106.8	33%	-10%	119.3	35%	-21%	292.9	38%	-1%
Perfumes	51.5	16%	-19%	63.5	19%	+20%	132.6	17%	+5%
Accessories	27.8	8%	+65%	16.9	5%	-6%	39.9	5%	+4%
Royalties and other	7.4	2%	-3%	7.6	2%	-7%	14.4	2%	-18%
TOTAL	330.1	100%	-2%	338.3	100%	-6%	773.6	100%	+1%

THE GROUP'S FINANCIAL SITUATION

At the end of June 2003, the Group's net indebtedness was 157.2 million euros as compared with a net indebtedness of 267.7 million euros as at 30 June 2002. The significant reduction is due not only to the good cashflow generated by management on the operational side but also to a more effective management of stocks. The net value of inventories, partly also as a result of the trend of exchange

rates, actually fell from 531 million euros in June 2002 to 483 million euros as at 30 June 2003 (-9%), a reduction achieved with revenues remaining substantially constant.
The increase in indebtedness compared with December 2002 is exclusively related to seasonal factors of the market and the need, in the first few months of the year, to create stocks for new products during the launch phase. Thus, over the forthcoming months, the Group's objective will also be to improve the rotation of its capital invested, with further improvement of the financial position.
The spread between short-term indebtedness (88.6 million euros) and long-term indebtedness (68.6 million euros) is satisfactory. The bond with a face value of 100 million euros is classified amongst short-term indebtedness, with maturity in December 2003.
The calmness of the Group's financial position is reflected in the gearing (net indebtedness/shareholders' equity) which is 30% as at 30 June 2003.

The Group's net financial situation as at June 30, 2003 is shown in Table 4.

TABLE 4
BULGARI GROUP
FINANCIAL SITUATION

(in million of euros) assets (liabilities)	30/06/03	30/06/02	31/12/02
Bank overdraft and borrowings due within 12 months	(21.8)	(154.5)	(10.5)
Bank overdraft and borrowings due after 12 months	(63.8)	(35.3)	(70.8)
Bonds due after 12 months	(100.0)	-	(100.0)
Bonds due within 12 months	-	(100.0)	-
Payables to other lenders due within 12 months	(0.8)	(1.0)	(1.5)
Payables to other lenders due after 12 months	(5.0)	(5.7)	(5.4)
Cash and bank balances	31.8	25.1	48.9
Financial receivables due within 12 months	2.1	3.5	2.6
Financial receivables due after 12 months	0.3	0.2	0.3
TOTAL NET CASH (BORROWINGS)	(157.2)	(267.7)	(136.4)
Of which within 12 months	(88.6)	(126.9)	(60.5)
Of which after 12 months	(68.6)	(140.8)	(75.9)

INVESTMENTS

During the first half of 2003, investments totalling 13.7 million euros (compared with 12.0 million euros in the first half of 2002) were made in tangible assets and, essentially, on works for the opening of stores in Los Angeles, Capri, Sapporo, Yokohama and Nagoya (the latter three in Japan), or the refurbishment of other stores such as the one in Cannes, investments for the preparation of the Basel fair, the purchase of show cases to be used in the distribution network for displaying BVLGARI products and investments on administrative offices and production sites.
Investments in intangible assets amounted to 10.5 million euros (2.8 million euros in the first half of 2002) and these related principally to the "consolidation difference" of 6.9 million euros arising from the 50% takeover of Crova S.p.A., the purchase and implementation of software for managing the Group's main operating activities and costs relating to the "BVLGARI Hotels & Resorts" project.
No financial investments were made.

OTHER INFORMATION

Powers granted to the Chairman and Chief Executive Officer

By decision of the Board of Directors of Bulgari S.p.A. on 27 April 2001, the Chairman and Chief Executive Officer were granted powers of ordinary and extraordinary administration to be exercised with a single, independent and individual signature, in each of the Company's business areas.

The following powers remain under the exclusive remit of the Board of Directors:

- where the commitment exceeds the amount of 30 million euros for each individual operation, to buy and sell equity interests, set up new companies or associate bodies in Italy or abroad, carry out operations on the capital of new or existing companies;
- where the commitment exceeds the amount of 30 million euros for each individual operation, to enter into financial debt transactions and issue guarantees;
- where the commitment exceeds the amount of 2 million euros for each individual operation, to purchase goods and services,;
- to buy and sell real estate, with the exception of operations with companies owned directly or indirectly;
- to release and hold trademark licences, names and rights on original works and inventions belonging to the company, except for temporary concessions thereof.

It is also stated that on 13 September 2002, the Board authorised the Chief Executive Officer, individually, to carry out, within the maximum period of 12 months from the date of the decision, fund raising operations for a maximum term of 10 years and up to an amount of 40,000 euros or equivalent in another currency at the exchange rate applicable close to the time of the operation; likewise, the Board also decided to authorise the Chairman of the Board of Directors and the Chief Executive Officer, jointly, to carry out, still within the maximum period of 12 months from the date of the same decision, fund raising operations for a maximum term of 10 years and above an amount of 40 million euros and up to 100 million euros or equivalent in another currency at the exchange rate applicable close to the time of the operation. The Board then gave permission for these fund raising operations to be carried out by also issuing guarantees in favour of Group companies, according to the most appropriate conditions and within the limits indicated.

During the first half of 2003, neither the Chairman nor the Chief Executive Officer exercised any power of extraordinary administration nor did the Board assign them specific powers in relation to transactions concerning the capital of subsidiaries for amounts exceeding the powers conferred upon them.

Events subsequent to 30 June 2003 and forecasts for the year 2003

- The Dublin-based company Bulgari Reinsurance Company Ltd, formed on 9 July 2002, become operational on 15 July 2003. The company is wholly owned by Bulgari International Corporation (BIC) N.V. and has a fully paid-up authorised capital of 635,000 euros. Bulgari Reinsurance Company Ltd's business is to reinsure on the market the risks of theft of goods already insured for the Group thereby rationalising and optimising their management.
- Since 1 August 2003, the activity of distributing Bulgari products to retailers in Latin America is now carried out by Bulgari Corporation of America Inc., which already sells in the US. This activity was previously carried out by Bulgari Latin America N.V. with the logistical support of Bulgari Latin America Services N.V. Consequently, the main activities of the latter were transferred to the former on this date.

In the first six months of the year, the results achieved by the Group were certainly satisfactory, despite the Iraq conflict, the constant uncertainty of the international situation and, in particular, the effects of Sars. Although it remains difficult to make predictions for the forthcoming months, if we consider the strong performance of the Group in recent months and envisage the continued improvement of the international economic and geo-political climate, we believe that we can achieve better results than 2002.

COMMENTS ON THE PERFORMANCE OF THE PARENT COMPANY BULGARI S.P.A.

Performance

The Parent Company's total net revenues in the first half of 2003 amounted to 20.8 million euros compared with 21.0 million euros in the first half of 2002 representing a drop of approximately 1%. With equal exchange rates, net revenues would have recorded an increase of around 6%.

Revenues from royalties paid by Group and third party licensee companies for the use of the BVLGARI brand name represented virtually all net revenues (97%) and totalled 20.2 million euros compared with a figure of 20.4 million euros in the first half of the 2002 financial year.

Operating profit fell by 12.8% from 7.9 million euros as at 30 June 2002 to 6.9 million euros at the end of the first half of 2003 whilst the figure for net income in the first half of 2003 was 14.1 million euros as compared with 15.6 million euros recorded in the first half of last year.

TABLE 5
BULGARI S.p.A.
SUMMARY INCOME STATEMENT

(million euros)	30/06/03	30/06/02	31/12/02
Net revenues	20.8	21.0	47.3
Operating profit	6.9	7.9	19.2
Pre-tax profit	14.8	16.2	23.7
Net income	14.1	15.6	22.1

A breakdown of revenues by geographical area is given in Table 6 below.

TABLE 6
BULGARI S.p.A.
REVENUES BY GEOGRAPHICAL AREA

(million euros)	30/06/03		30/06/02		31/12/02	
Italy	2.5	12%	2.5	12%	5.3	11%
Europe (excl. Italy)	12.5	60%	11.9	57%	27.0	57%
America	0.9	4%	1.0	5%	2.3	5%
Japan	3.1	15%	3.3	16%	7.9	17%
Far East	1.3	7%	1.7	8%	3.7	8%
Middle East / Others	0.5	2%	0.6	2%	1.1	2%
Total revenues	20.8	100%	21.0	100%	47.3	100%

Operating costs totalled 17.1 million euros compared with 16.7 million euros in the first half of 2002, an increase of approximately 2%.

As at 30 June 2003, costs of services amounted to 5.6 million euros compared with 6.5 million euros in the first half of last year, down by approximately 14%. These mainly relate to the costs of supporting and promoting the brand name (1.1 million euros), fees paid to directors and statutory auditors (1.3 million euros), the costs of IT, technical, organisation, tax, legal and administrative consultancy services (0.9 million euros), costs for the services of employees and members of the Board of Directors (0.9 million euros) and costs for the protection and registration of trademarks and models (0.3 million euros).
The following should also be noted:

- personnel costs amounted to 6.6 million euros as compared with 5.8 million euros as at 30 June 2002 (+14% approximately), and the average number of employees rose from 181 in the first half of 2002 to 193 in the first half of the current financial year (+7% approximately). On 30 June 2003, the total number of employees was 193 compared with 188 on 31 December 2002;
- depreciation/amortisation and write-downs of tangible and intangible assets amounted to 2.9 million euros as at 30 June 2003 compared with a figure of 1.8 million euros recorded at the end of the first half of 2002. These principally relate to period depreciation/amortisation rates and write-downs of investments in application software and the related development and implementation costs totalling 1.5 million euros and 0.5 million euros respectively.

Financial income and expenses have a positive balance of 23.0 million euros compared with 22.4 million euros as at 30 June last year. This item includes dividends collected entirely by Bulgari International Corporation N.V. in the reference period, totalling 22.0 million euros compared with the 20.0 million euros received, again by the same Dutch company, in the first half of 2002.

Adjustments made to the value of financial assets, totalling 15.2 million euros (14.1 million euros in the first half of 2002) almost entirely correspond to the write-down, made against the period loss recorded as at 30 June 2003, of the investment in Bulgari Netherlands B.V., as specified further on in this document.

Taxes for the period of 0.6 million euros are unchanged on the first half of 2002 and these relate to the provision made for the Regional Tax on Productive Activities (IRAP).

Financial situation

The Parent Company's net cash as at 30 June 2003 was 90.5 million euros, down by 21.4 million euros on the figure for 31 December 2002.
The decrease recorded is essentially due to the use of net cash for investments in long-term assets (32.8 million euros of which 29.5 million euros relates to financial investments).
Dividends paid to shareholders in the first half of 2003 amounted to 21.9 million euros whereas, as previously stated, dividends collected in the same period totalled 22 million euros.
The liability for bonds corresponds to the bond issued in December 2000, with a bullet maturity in December 2003, for a nominal amount of 100 million euros.
Finally, the Parent Company's net cash was invested within the Group in favour of subsidiaries in order to reduce their financial exposure to banks.
The following table gives a detailed breakdown of the Parent Company's financial position.

TABLE 7
FINANCIAL SITUATION

(million euros)	30/06/03	31/12/02	30/06/02
Cash and bank balances	2.3	9.3	1.4
Bank overdraft and borrowings due within 12 months	(0.4)	(0.4)	(1.0)
Short-term net cash	1.9	8.9	0.4
Bank overdraft and borrowings due after 12 months	(0.4)	(0.6)	(0.8)
Bonds due after 12 months	(100.0)	(100.0)	(100.0)
Receivables from subsidiaries	189.0	203.6	210.8
Total net cash	90.5	111.9	110.4

Investment spending
Investment spending in the first half of 2003 totalled 32.8 million euros (2.2 million euros as at 30 June 2002) and is broken down as follows:
- 2.2 million euros on intangible assets (1.7 million euros in the first half of 2002) mainly for development and implementation costs for application software (1.6 million euros);
- 1.1 million euros on tangible assets (0.5 million euros in the first half of 2002) mainly for refurbishment work and the costs of communication, alarm and security systems for the Company's General Management and Administrative offices (0.5 million euros) and the purchase of computers and electronic machines (0.3 million euros);
- 29.5 million euros on financial investments corresponding to the capital contribution of 21.6 million euros made in Bulgari Netherlands B.V. and the 50% takeover of the stake in Crova S.p.A. (7.9 million euros).

Research and development activities
During the first half of 2003, the Parent Company did not carry out any research and development activities.

Relations with subsidiaries and associate companies
Bulgari S.p.A., based in Rome, is the Parent Company and has an authorised capital of 20.7 million euros. Bulgari S.p.A. is the owner of the BVLGARI brand name. The company's main activities are the following:
- purchasing equity stakes and granting loans to Group companies;
- commercial exploitation linked to the use of the BVLGARI name and trademark;
- the technical, financial and administrative co-ordination of subsidiaries;
- the invention, design and creation of items of jewellery, gold jewellery, watches, perfumes, silk and leather accessories and porcelain, silver and crystal items.

In particular, it has business relations, governed by special contracts concerning the use of the BVLGARI trademark, with the various subsidiaries that produce and distribute BVLGARI products.
The Parent Company also has business relations, again governed by special contracts between the parties, relating to the provision of technical, commercial, financial and IT services to its subsidiaries.
The Parent Company also carries out a financial activity in terms of the provision of centralised treasury management for Group companies, for which it is paid at market rates.
As at 30 June 2003, there were 9 companies owned directly (4 of which are based abroad), and 32 companies owned indirectly, all based abroad.

Subsidiaries

COMPANIES OWNED DIRECTLY

Bulgari Gioielli S.p.A.
based in Rome, is wholly owned and has an authorised capital of 2.6 million euros. Its business is the production of classic and precious mid-range/top-of-the-range jewellery and gold jewellery.

Bulgari Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 12.0 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Parfums Italia S.p.A.
based in Rome, is wholly owned and has an authorised capital of 1.0 million euros. Its business is the distribution and marketing of BVLGARI perfumes in Italy.

Bulgari Portugal Acessorios de Luxo Lda
based in Funchal (Madeira), is wholly owned and has an authorised capital of 0.05 million euros. The company is responsible for promoting the Bulgari name in the accessories sector.

Bulgari Netherlands B.V.
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 9.9 million euros. The company has equity interests in Bulgari Corporation of America Inc. (100%) and Bulgari U.K. Ltd (100%).

Bulgari International Corporation (BIC) N.V.
based in Amsterdam, is a wholly owned sub-holding company with an authorised capital of 18.3 million euros. The company holds equity interests in Bulgari Collection Internationale S.A., Bulgari Time (Switzerland) S.A., Bulgari S.A., Bulgari Jewels S.A., Bulgari France S.A., Bulgari (Deutschland) Gmbh, Bulgari Japan Ltd., Bulgari Espana S.A., Bulgari Parfums S.A., Bulgari Asia Ltd., Bulgari Latin America Services N.V., Bulgari Latin America N.V., Bulgari Belgium S.A., Bulgari Australia Pty Ltd., Bulgari (Malaysia) Sdn, Bulgari Global Operations S.A., Bulgari Korea, Bulgari Operational Services ApS, Opera Management S.A., Opera Participations S.c.a., Daniel Roth et Gérard Genta Haute Horlogerie S.A., Bulgari Reinsurance Company Ltd. and LuxLook Ltd..

Bulgari (Luxembourg) S.A.
based in Luxembourg, is a wholly owned sub-holding company with an authorised capital of 100,000 euros. It holds 65% of the equity interest in Bulgari Hotels & Resorts B.V.

Bulgari Milan Hotel Leasing Company S.r.l.
based in Rome, is 3.25% owned and has an authorised capital of 10,000 euros. The company is also owned indirectly by Bulgari Hotels & Resorts B.V. which holds a 95% stake; the remaining 1.75% is held by Luxury Hotels International B.V., a Marriott Group company.
Its business will be the management of exclusive BVLGARI hotels, resorts and residences in Italy.

Crova S.p.A.
based in Valenza Po (Alessandria), is 50% owned and has an authorised capital of 2,700,000 euros. The company's business is the production of top-of-the-range jewellery and gold jewellery for Bulgari Group Companies and third parties companies. The other 50% is owned by the Crova family.

COMPANIES OWNED INDIRECTLY

Bulgari Collection Internationale S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 3 million Swiss francs. The company is involved in the production of exclusive top-of-the-range jewellery.

Bulgari Time (Switzerland) S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 1 million Swiss francs. Its business is the production of watches and accessories.

Bulgari S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 600,000 Swiss francs. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Geneva, Zurich and St. Moritz.

Bulgari Jewels S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 5 million Swiss francs. Its business is the production of "basic" jewellery and gold jewellery.

Bulgari France S.A.
based in Paris, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 762,000 euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The company holds a 100% stake in Bulgari Montecarlo S.A.M.

Bulgari (Deutschland) GmbH
based in Monaco, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 2.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Japan Ltd
based in Tokyo, is 80% owned by Bulgari International Corporation N.V and has an authorised capital of 400 million yen. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. The other 20% of the authorised capital is held by the AOI and Itochu Groups.

Bulgari Espana S.A. Unipersonal
based in Madrid, is wholly owned by Bulgari International Corporation N.V and has an authorised capital of 2.9 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Parfums S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the production, distribution and marketing of BVLGARI perfumes throughout the world.

Bulgari Asia Ltd.
based in Hong Kong, is a sub-holding company wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 12.1 million Hong Kong dollars. It has equity interests in Bulgari South Asian Operations Pte Ltd, Bulgari (Hong Kong) Ltd, Century Bright (Wholesale) Ltd, and Bulgari (Taiwan) Ltd.

Bulgari Belgium S.A.
based in Brussels, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1.6 million euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Australia Pty Ltd.
based in Sydney, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1.2 million Australian dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Latin America N. V.
based in Aruba (Netherlands Antilles), is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 6,000 US dollars. Its business is the distribution of BVLGARI products in Latin America and the Caribbean.

Bulgari Latin America Services N. V.
based in Aruba (Netherlands Antilles), is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 6,000 US dollars. It provides logistical support and services, on behalf of Bulgari Latin America N.V., to retailers and franchisees in Latin America and the Caribbean.

Bulgari (Malaysia) Sdn Bhd
based in Kuala Lumpur, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Malaysian ringgit. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Global Operations S.A.
based in Neuchatel, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 1 million Swiss francs. Its business is the development, production, promotion and marketing of BVLGARI products throughout the world.

Bulgari Operational Services A.p.S.
based in Copenhagen, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 500,000 Danish kroner. Its company object is to buy and lease aircraft and to provide auxiliary services related to this activity.

Bulgari Korea Ltd.
based in Seoul, is 51% owned by Bulgari International Corporation N.V. and has an authorised capital of 4,500 million Korean won. Its business is the retail sale of jewellery, watches, perfumes

and accessories through its exclusive stores. The remaining 49% of the authorised capital is owned by the Itochu Group.

Opera Management S.A.
based in Luxembourg, is 50% owned by Bulgari International Corporation N.V. and has an authorised capital of 100,000 euros. The company holds 21.45% of the equity interest in Opera Participations S.c.A.

Opera Participations S.c.A.
based in Luxembourg, is currently 21.45% owned by Opera Management S.A. and 11.71% (of class A shares) owned by Bulgari International Corporation N.V., and has an authorised capital of 1.2 million euros. The company's main activity is to invest in companies producing "made in Italy" goods and services that are typical of the Italian lifestyle.

Daniel Roth et Gérald Genta Haute Horlogerie S.A.
based in Geneva, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 7.1 million Swiss francs. Its business is the production and distribution of watches under the Daniel Roth and Gérald Genta name.

Bulgari Reinsurance Company Ltd.
based in Dublin, is wholly owned by Bulgari International Corporation N.V. and has an authorised capital of 635,000 euros. Its business to provide reinsurance services for Bulgari Group companies.

LuxLook Ltd.
based in New York, is 2% owned by Bulgari International Corporation N.V. The company is currently in liquidation.

Bulgari Corporation of America Inc.
based in New York, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 53.8 million US dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores. It also sells articles of jewellery and watches in the United States to licensees of the BVLGARI trademark.

Bulgari (UK) Ltd.
based in London, is wholly owned by Bulgari Netherlands B.V. and has an authorised capital of 1.5 million pounds sterling. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores.

Bulgari Montecarlo S.A.M.
based in Montecarlo, is wholly owned by Bulgari France S.A. and has an authorised capital of 762,000 euros. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive store.

Bulgari Parfums USA Inc.
based in New York, is wholly owned by Bulgari Corporation of America Inc. and has an authorised capital of 100,000 US dollars. Its business is the distribution and marketing of Bulgari perfumes in the United States.

Bulgari South Asian Operations Pte Ltd.
based in Singapore, is wholly owned by Bulgari Asia Ltd and has an authorised capital of 1 million Singapore dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores and distribution to local franchisees.

Bulgari (Hong Kong) Ltd.
based in Hong Kong, is 51% owned by Bulgari Asia Ltd and has an authorised capital of 1 million Hong Kong dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through its exclusive stores in Hong Kong. The remaining 49% of the authorised capital is owned by Dickson Concepts (Retail) Ltd.

Bulgari (Taiwan) Ltd.
based in Taipei, is 51% owned by Bulgari Asia Ltd and has an authorised capital of 9.8 million Taiwan dollars. Its business is the retail sale of jewellery, watches, perfumes and accessories through exclusive stores. The remaining 49% of the authorised capital is owned by Dickson Trading (Taiwan) Co. Ltd.

Bulgari Hotel & Resorts B.V.
based in Amsterdam, is a sub-holding company, 65% owned by Bulgari (Luxembourg) S.A.. It has an authorised capital of 90,000 euros and holds 95% of the authorised capital of Bulgari Milan Hotel Leasing Company S.r.l. Its business is the takeover of companies active in the hotel industry. The remaining 35% of the authorised capital is owned by the Marriott Group.

Significant events

The Annual and Extraordinary General Meeting of Shareholders held on 29 April 2003 approved the financial statements for the year ended on 31 December 2002, showing a net income of 22.1 million euros, and decided upon the distribution of a dividend per share of 0.074 euros making a total of 21.9 million euros.
The Annual General Meeting also decided to authorise the transactions for the purchase and sale of treasury stocks, including using put and call options, in a total amount not exceeding 29,000,000 euros, equivalent to approximately 10% of the authorised capital, in accordance with Article 132 of Legislative Decree no. 58 of 24.02.1998 and with the procedures and time schedules laid down in the Regulation for Markets Organised and Managed by Borsa Italiana S.p.A..
Information was also given in the same meeting on compliance with the recommendations contained in the Self-discipline Code for Listed Companies, as required by the Regulations of Borsa Italiana S.p.A..
In the Extraordinary Meeting held on 29 April 2002, whose agenda included the subject of increasing the authorised capital reserved for the Chief Executive Officer under a stock option plan, it was agreed to reduce the issue price for each share set in this meeting from 7.5 euros to 3.00 euros.
The Meeting also approved a divisible capital increase by issuing 7,000,000 shares each with a face value of 0.07 euros. This increase, reserved, pursuant to Article 2441, paragraph 8 of the Civil Code, for Company and Group employees, will be implemented by allotting stock options according to the procedures and time schedules determined by the Board of Directors.

During the first half of 2003, share options were exercised, in relation to the stock option plans previously approved by the Meeting, on a total of 25,920 shares, with ownership from 1 January 2003, with a consequent increase of 1,000 euros in the authorised capital.
On 30 June 2003, the authorised capital therefore consisted of 296,020,840 shares each with a face value of 0.07 euros making a overall value of 20.7 million euros.

In accordance with the powers conferred by the Meeting during the first half of 2003, a total of 545,313 treasury stock holdings were sold at a unit sale price of 6.5079 euros. At the end of the period, in view of the market performance of the stock, the value of the shares was adjusted to the market value of the stock equal to 4.831 euros, generating a surplus of 131,000 euros. The corresponding proportion of the authorised capital as at 30 June 2003 amounts to 29,000 euros.

Capital transactions in relation to subsidiaries and associated companies

Further to the previous comments on financial investments, it is specified that that at the time of valuing the investments as at 30 June 2003, a write-down was performed owing to lasting losses in the value of the investment in Bulgari Netherlands B.V. amounting to 15.3 million euros. These losses stem principally from the negative period result reported by the subsidiary Bulgari Corporation of America Inc.

Events subsequent to 30 June 2003 and foreseeable management trend

The Code of Ethics is almost drafted in accordance with the instructions contained in Legislative Decree 231/2001 and the Meeting Regulations. This Code is prepared on the basis of the recommendations given by Borsa Italiana S.p.A. and will subsequently require the approval of the Board of Directors.

During August, the process of reorganising the company's administrative and accounting activities carried out by the subsidiaries Bulgari Italia S.p.A., Bulgari Gioielli S.p.A and Bulgari Parfums Italia S.p.A. was completed. With a view to developing professional synergies and also improving cost effectiveness, the administrative activities of the above Italian subsidiaries are therefore outsourced by Bulgari S.p.A. on the basis of specific contracts.

The results achieved to 30 June 2003 confirm the period of economic difficulty through which we are passing, as predicted at the start of the year, but give some hope for an albeit slow recovery.

Bulgari S.p.A.
Chairman of the Board of Directors
Paolo Bulgari

Bulgari S.p.A. and Subsidiaries

Consolidated Financial Statements as at 30 June 2003, 30 June 2002 and 31 December 2002

Bulgari S.p.A. and Subsidiaries
Consolidated Balance Sheet
for the periods ended 30 June 2003 and 30 June 2002 and for the year ended 31 December 2002
(Figures given in thousands of euros)

ASSETS	30/06/2003	31/12/2002	30/06/2002
A. Receivables from shareholders for unpaid amounts	-	-	-
B. Long-term assets			
I - Intangible assets:			
1) Organization and Start-up costs	1,527	1,434	1,259
2) Research, development and advertising costs	1,261	1,207	1,193
3) Industrial patents and intellectual property rights	7,902	5,979	7,095
4) Concessions, licences, trademarks and similar rights	370	477	458
5) Goodwill	7,074	7,774	8,555
6) Construction in progress and advance payments	2,932	5,800	4,438
7) Others	6,711	7,265	7,523
8) Consolidation difference	34,644	28,740	29,576
Total intangible assets	**62,421**	**58,676**	**60,097**
II - Tangible assets:			
1) Land and buildings	6,836	6,126	6,213
2) Plant and machinery	2,990	1,827	1,739
3) Industrial and commercial equipment	3,348	3,553	3,273
4) Other tangible assets	71,078	68,268	74,571
5) Construction in progress and advance payments	2,091	7,808	4,647
Total tangible assets	**86,343**	**87,582**	**90,443**
III - Financial assets:			
1) Investments in:			
a) Subsidiaries	1,289	1,289	345
d) Other businesses	16,179	12,104	12,104
2) Receivables:			
d) other receivables			
due within 12 months	157	170	127
due after 12 months	12,433	13,045	12,927
3) Other securities	65	-	-
Total financial investments	**30,123**	**26,608**	**25,503**
Total Long-Term Assets (B)	**178,887**	**172,866**	**176,043**
C. Current assets			
I - Inventory:			
1) Raw materials and consumables	25,220	24,659	25,239
2) Work in progress and semi-finished products	136,675	139,250	153,462
4) Finished products and packaging	320,935	313,545	352,713
Total inventory	**482,830**	**477,454**	**531,414**
II - Receivables:			
1) trade receivables			
due within 12 months	120,547	142,990	109,820
5) other receivables			
due within 12 months	44,951	44,866	38,231
due after 12 months	41,873	36,934	41,267
Total receivables	**207,371**	**224,790**	**189,318**
III Financial assets not included in long-term assets			
5) Treasury stocks	2,031	2,623	3,469
Total financial assets	**2,031**	**2,623**	**3,469**
IV - Cash and bank balances			
1) Bank and post office deposits	30,008	47,861	23,234
2) Cheques on hand	205	145	482
3) Cash and valuables on hand	1,614	856	1,429
Total cash and bank balances	**31,827**	**48,862**	**25,145**
Total current assets (C)	**724,059**	**753,729**	**749,346**
D. Accrued income and prepaid expenses	**4,965**	**4,593**	**4,319**
Total assets (A+B+C+D)	**907,911**	**931,188**	**929,708**

LIABILITIES	30/06/2003	31/12/2002	30/06/2002
A - Shareholders' equity			
I - Share Capital	20,721	20,720	20,715
II - Share premium reserve	111,015	110,317	109,296
III - Revaluation reserves	-	-	-
IV - Legal reserve	5,762	5,762	5,762
V - Reserve for treasury stock holdings	2,031	2,623	3,469
VI - Statutory reserves	-	-	-
VII - Other reserves:	2,060	31,228	25,899
- other reserves	2,106	2,106	2,106
- reserve for translation differences	(46)	29,122	23,793
VIII- Retained earnings	345,997	291,774	291,774
IX - Income (loss) for the period	25,032	76,127	22,563
Total Group shareholders' equity	512,618	538,551	479,478
Minority interests	8,292	9,577	9,185
Total shareholders' equity (A)	**520,910**	**548,128**	**488,663**
B. Reserves for risks and charges:			
2) For taxes	11,149	13,263	10,083
3) Other reserves	6,281	7,389	222
Total reserves for risks and charges (B)	**17,430**	**20,652**	**10,305**
C. Reserve for employee severance pay	**10,419**	**8,877**	**8,198**
D. Payables			
1) Bonds			
due within 12 months	100,000	100,000	-
due after 12 months	-	-	100,000
3) Bank overdraft and borrowings			
due within 12 months	21,863	10,475	154,585
due after 12 months	63,809	70,792	35,295
4) Payables to other lenders			
due within 12 months	821	1,514	1,001
due after 12 months	4,949	5,392	5,668
5) Advance payments			
due within 12 months	2,181	2,409	2,064
6) Trade payables			
due within 12 months	129,040	118,017	89,753
11) Taxes payables	17,092	24,234	14,328
12) Payable to social security institutions	2,409	2,662	2,165
13) Other payables			
due within 12 months	12,724	13,304	12,827
due after 12 months	2,895	3,098	3,057
Total payables (D)	**357,783**	**351,897**	**420,743**
E. Accrued liabilities and deferred income	**1,369**	**1,634**	**1,799**
Total liabilities (A+B+C+D+E)	**907,911**	**931,188**	**929,708**

Contingent liabilities and guarantees			
Rental and lease fees due	**170,171**	**197,686**	**198,447**
Guarantees issued	4,250	4,500	4,750
Guarantees received:			
Guarantees from third parties	25,235	18,604	15,358
Other:			
Factoring	-	14,979	8,017
Futures contracts	229,506	200,457	206,899
Rental and lease payments	41,660	50,294	35,566
TOTAL CONTINGENT LIABILITIES AND GUARANTEES	**470,822**	**486,520**	**469,037**

Bulgari S.p.A. and Subsidiaries
Consolidated income statement
for the periods ended 30 June 2003 and 30 June 2002 and for the year ended 31 December 2002
(Figures given in thousands of euros)

	30/06/2003	30/06/2002	31/12/2002
A. Revenues			
1) Revenues from sales and services	**330,122**	**338,316**	**773,643**
gross sales	351,538	363,621	833,066
discounts, allowances	(28,820)	(32,935)	(73,798)
net sales	322,718	330,686	759,268
services	3,408	3,603	6,301
royalties	3,996	4,027	8,074
2) Change in the inventory of work in progress, semi-finished and finished products	39,390	(7,972)	(55,648)
4) Increases in capitalised production costs	24	-	129
5) Other revenues and income	4,048	3,138	8,614
Total revenues (A)	**373,584**	**333,482**	**726,738**
B. Production costs			
6) Raw materials, consumables and goods	123,763	99,461	190,636
7) Services	98,531	92,192	196,952
8) Rental and lease payments	19,282	19,508	39,389
9) Personnel costs	63,748	60,794	125,229
a) wages and salaries	48,632	48,132	98,388
b) social security contributions	10,486	9,172	18,843
c) employee severance pay	1,340	1,022	2,469
e) other costs	3,290	2,468	5,529
10) Amortisation, depreciation and write-downs			
a) amortisation of intangible assets:	5,585	5,809	12,587
amortisation of organization and start-up costs	249	173	431
amortisation of research, development and advertising costs	416	560	1,133
amortisation of industrial patents and intellectual property rights	2,684	3,001	6,872
amortisation of concessions, licences, trademarks and similar rights	94	99	211
amortisation of goodwill	395	482	943
amortisation of other intangible assets	738	657	1,324
amortisation of consolidation difference	1,009	837	1,673
b) depreciation of tangible assets	11,956	13,417	27,220
depreciation of capital buildings	149	128	257
depreciation of plant and machinery	431	403	911
depreciation of industrial and commercial equipment	613	603	1,312
depreciation of other tangible assets	10,763	12,283	24,740
c) other write-downs of long-term assets	1,217	1,129	1,185
d) write-down of receivables included in the current assets	661	667	559
11) Change in the inventory of raw materials consumables and goods	358	(2,385)	(1,594)
12) Provisions for risks	1,127	-	7,229
14) Other operating expenses	12,257	9,900	19,706
Total production costs (B)	**338,485**	**300,492**	**619,098**
Revenues - Production costs (A-B)	**35,099**	**32,990**	**107,640**

	30/06/2003	30/06/2002	31/12/2002
C. Financial income and expenses			
16) Other financial income			
interest income on bank deposits	2,385	2,518	5,305
gains on foreign exchange	35,789	30,421	45,091
other financial income	756	1,016	2,020
17) Interest and other financial expenses			
interest and financial expenses	7,701	8,796	17,689
loss on foreign exchange	36,087	29,102	43,441
provision to exchange rate fluctuation reserve	-	-	-
Total financial income and (expenses)	**(4,858)**	**(3,943)**	**(8,714)**
D. Adjustments in the value of financial assets			
18) Revaluations			
c) of securities included in current assets that are not investments	131	-	-
19) Write-downs			
c) of securities included in current assets that are not investments	-	-	1,135
Total adjustments in the value of financial assets	**131**	**-**	**1,135**
E. Extraordinary income and expenses			
21) Extraordinary expenses	1,940	2,692	6,341
Total extraordinary income and (expenses)	**(1,940)**	**(2,692)**	**(6,341)**
Income before taxes and minority interests	**28,432**	**26,355**	**91,450**
22) Income taxes for the period	3,724	3,391	14,056
Minority interests	**324**	**(401)**	**(1,267)**
23) Net income for the period	**25,032**	**22,563**	**76,127**

Bulgari S.p.A. and Subsidiaries
Consolidated cash-flow statement
for the periods ended 30 June 2003 and 30 June 2002 and for the year ended 31 December 2002
(Figures given in thousands of euros)

	30/06/2003	31/12/2002	30/06/2002
A. Initial short-term net cash (indebtedness)	**(60,332)**	**(141,724)**	**(141,724)**
B. Cash flow from (to) operating activities in the period			
Net income for the period	25,032	76,127	22,563
Amortisation and depreciation	17,541	39,809	19,226
Net book value of assets sold in the period	93	83	556
Net change in the reserve for employee severance pay	307	1,204	525
Other net changes	5,275	6,933	4,962
Cash flow from operating activities before changes in working capital	48,248	124,156	47,832
(Increase) Decrease in receivables under current assets	524	(11,671)	28,622
(Increase) Decrease in inventories	(43,806)	45,474	(8,511)
Exchange difference on inventory	40,920	24,600	24,624
Increase (Decrease) in trade payables and other layabilities	(6,979)	(12,376)	(51,867)
Other net changes	(3,239)	10,183	(164)
B. Total cash flow from operating activities in the period	**35,668**	**180,366**	**40,536**
C. Cash flow from (to) investment activities			
Long-Term asset investments			
Crova (including the proportion relating to the net indebtedness acquired)	(11,000)	-	-
Intangible and tangible	(13,022)	(32,541)	(14,739)
Financial	(4,075)	(2,883)	(1,939)
C. Total cash flow to investment activities	**(28,097)**	**(35,424)**	**(16,678)**
D. Cash flow of shareholders' equity			
Changes in minority interests	(1,285)	(1,031)	(1,422)
Dividends paid	(21,904)	(18,347)	(18,347)
Change in shareholders' equity following increase in authorised capital	1	180	-
D. Total cash flow of shareholders' equity	**(23,188)**	**(19,198)**	**(19,769)**
E. Cash flow from (to) financial activities			
Net change in medium/long-term payables	(7,632)	(66,313)	(1,576)
Other changes in medium/long-term receivables	24,140	5,860	1,599
E. Total cash flow to financial activities	**16,508**	**(60,453)**	**23**
F. Cash flow for the period (B+C+D+E)	**891**	**65,292**	**4,111**
G. Change in shareholders' equity due to foreign exchange conversion	**(29,168)**	**16,100**	**10,771**
H. Final short-term net cash (indebtedness) (A+F+G)	**(88,609)**	**(60,332)**	**(126,842)**

Bulgari S.p.A. and Subsidiaries

Notes to the Consolidated Financial Statements as at 30 June 2003

Bulgari S.p.A. and Subsidiaries

Notes to the Consolidated Financial statements as at 30 June 2003

GENERAL ACCOUNTING PRINCIPLES

The consolidated financial statements of Bulgari S.p.A. have been prepared, just as the consolidated financial statements as at 31 December 2002 and 30 June 2002, in accordance with Legislative Decree no. 127 of 9 April 1991 together with the accounting principles drawn up by the National Association of Public Accountants and, where not specified by the latter, those of the International Accounting Standards Committee (IASC). They consist of the balance sheet, the income statement and these comments the consolidated financial statements. For the purposes of providing a better informative report, a cash-flow statement has also been included.
The criteria required by Consob resolutions no. 12475 of 6 April 2000 and no. 11971 of 14 May 1999 have also been followed.
In order to show the Group's assets and liabilities, financial situation and results as clearly as possible, the amounts, in view of their size, have [in the tables] been expressed in thousands of euros, unless otherwise indicated, and items with a value of zero have been omitted.
The consolidated financial statements as at 31 December 2002 and as at 30 June 2002 are shown for purposes of comparison.
The half-year report of the consolidated financial statements and that of the Parent Company have been subject to a limited audit conducted by Reconta Ernst & Young, pursuant to Consob resolution no. 10867 of 31 July 1997.

SCOPE OF CONSOLIDATION AND REFERENCE FINANCIAL STATEMENTS

The consolidated financial statements include, according to the full consolidation method, the consolidated financial statements of the Parent Company, Bulgari S.p.A., as at 30 June 2003, and the financial statements of those Companies over which it exercises direct or indirect control as defined by the Italian Civil Code and by Article 26 of Legislative Decree no. 127 of 9 April 1991, with the exception of Bulgari Hotels and Resorts B.V. and Bulgari Reinsurance Company Ltd., both valued at cost, as they are not yet operational.
The consolidated companies are clearly indicated in Table 1 "list of companies included in the scope of consolidation according to the full consolidation method", which forms part of the accompanying notes. Table 5 shows the changes in the scope of consolidation. One particular change compared with 31 December 2002 is the entry into the scope of consolidation of Crova S.p.A., which was consolidated according to the pro-rata method, as it is 50% owned by the Group without further factors determining its full control. For consolidation purposes, the statements of the individual companies were used. A number of items were reclassified in these statements in order to reflect the reference accounting principles applied by the Parent Company.

PRINCIPLES OF CONSOLIDATION

The technical principles of consolidation used in the full consolidation method are as follows:

- the book value of investments in consolidated subsidiaries is offset against the corresponding shareholders' equity. Any excess in the book value of the consolidated investments with respect to the corresponding share of the shareholders' equity of these investments, at current values on the acquisition date, is directly charged to the individual asset entries of the subsidiaries to which this excess relates. Any difference generated after the acquisition, which cannot be charged to net income, is charged to the consolidation reserve to which the changes correspond;
- the part of net income or losses for the period and shareholders' equity corresponding to third party shareholders is shown under the appropriate item in the income statement and shareholders' equity;
- profits and losses not yet realised arising from transactions between Group Companies are written off, as are all entries giving rise to receivables, payables, costs and revenues between consolidated companies;
- any dividends distributed within the Group are eliminated from the consolidated income statement;
- value adjustments and provisions made solely to comply with tax rules are written off. Deferred taxes payable and/or receivable are calculated on the temporary differences between the taxable income taken for tax purposes and the result used for the consolidation of the businesses included within the scope of consolidation;
- when converting the financial statements of foreign companies into euros, assets and liabilities are converted at the exchange rate in force at year-end, shareholders' equity items at historical exchange rates in force in the corresponding year of formation and income statement entries at the average exchange rate for the year. Exchange differences arising from the conversion from the initial shareholders' equity to the exchange rate in effect at year-end, as compared to the exchange rates in effect as at the end of the previous year, and differences arising from the conversion of the operating result at average rates rather than year-end exchange rates, are charged directly to consolidated shareholders' equity in other reserves under the item "reserve for translation differences".

Conversion of amounts in the currencies of those countries in which the euro is used was made on the basis of fixed conversion rates.

The euro exchange rates for those countries not using the single currency are shown below:

	30/06/2003		31/12/2002		30/06/2002	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet	Income Statement	Balance Sheet
US $	1.1046	1.1427	0.9449	1.0487	0.8976	0.9975
YEN	131.1135	137.3200	118.0562	124.3900	116.2498	118.2000
SwFr	1.4920	1.5544	1.4671	1.4524	1.4693	1.4721
Lgs	0.6855	0.6932	0.6287	0.6505	0.6216	0.6498
Sing $	1.9293	2.0149	1.6903	1.8199	1.6319	1.7586
HK $	8.6145	8.9110	7.3694	8.1781	7.0011	7.7805
AUD	1.7920	1.7116	1.7367	1.8556	1.6789	1.7702
MYR	4.1996	4.3566	3.5935	3.9880	3.4141	3.7687
DKK	7.4277	7.4299	7.4305	7.4288	7.4330	7.4292
TWD	38.3149	39.6450	32.6379	36.3990	31.1555	33.2250
KRW	1,330.7122	1,364.3800	1,175.4749	1,243.7656	1,156.5019	1,188.3199

VALUATION PRINCIPLES

The valuation principles adopted in the consolidated financial statements are those established by the Parent Company, as previously described, and applied in its own financial statements where

applicable. These valuation principles were used in the 2003 period in a manner consistent with their use in the 2002 financial year.

Intangible assets

Intangible assets are entered at the cost of acquisition, including incidental expenses, and are systematically amortised over their future remaining useful life up to a maximum period of five years from the date of their capitalisation, with the exception of the costs relating to the procurement of the store lease agreement, which are amortised for the duration of the lease.

Goodwill arising from the purchase of a company or business line is entered in the assets when a sum is paid for this purchase and is amortised on a straight-line basis over the expected period of use, and in any case, over a maximum of twenty years. If the consolidation of companies acquired during the year shows a positive difference between the value of the investment and the value of the shareholders' equity, this value is considered a consolidation difference. On the basis of the expected future profitability specified in the plans of these companies, the consolidation difference is amortised on a straight-line basis and, in any case, over a period of no more than 20 years.

Intangible assets are devalued when their value is permanently less than the remaining possibility of use. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted amortisation.

Tangible assets

Tangible assets are entered at the cost of acquisition or transfer, including any directly attributable incidental expenses.

These assets are systematically depreciated each year on a straight-line basis using economic and technical rates determined in relation to the estimated useful life of the assets. The rates applied are shown in the section corresponding to the comments on the assets.

Where, irrespective of depreciation already recorded, an asset suffers a permanent impairment of value, the asset is devalued accordingly. If, in a subsequent year, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted depreciation.

Improvements to leased premises are recorded at cost and depreciated over the remaining term of the lease. Ordinary repair and maintenance costs are charged fully to the income statement when incurred; incremental costs are charged to the assets to which they relate and are depreciated according to their remaining usefulness.

Financial investments

Investments in Companies that are not consolidated are valued according to the equity method if not subsidiaries but greater than 20% of the authorised capital or at cost if less than 20% or if greater than this percentage but the company was recently set up. Any risk arising from losses in excess of the shareholders' equity (equity deficit) of the associated companies is shown in the liabilities section of the balance sheet under the item "Reserves for risks and charges".

Financial investments include security deposits, which are valued at their face value, and financial receivables, which are value at their net realisation value.

Inventory

Inventories are entered at the cost of acquisition or production and the net realisation value inferable from the market trend, whichever proves to be lower.

The cost configuration adopted is as follows:

a. stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
b. all other stocks, grouped together in homogeneous categories, are valued on the basis of the weighted average cost.

The value of obsolete and slow-moving goods is devalued on the basis of the future use/realisation projection, by creating a special adjustment reserve to reduce the value of the inventories.

Receivables and payables
Receivables are entered at their presumed realisation value whereas payables are entered at their face value.
Foreign currency transactions carried out by Group companies are recorded at the exchange rate on the date on which the transactions took place. Exchange rate differences realised when receivables are collected or payables are paid in a foreign currency are entered on the income statement.
If, after taking account of the respective hedging agreements, a net profit or loss arises at the end of the year following the conversion, at the rates in force on the balance-sheet date, of receivables and payables expressed in foreign currency and falling due within one year, this is reflected in the income statement for the year.
Receivables and payables expressed in foreign currency and specifically hedged against exchange risk are entered at the rate of exchange defined through hedging transactions.
Receivables sold to factoring companies are eliminated from the "trade receivables" item. In the case of a sale with recourse, the commitment relating to those receivables sold but not due at the end of the year is included amongst contingent liabilities.

Financial assets not included in long-term assets
The securities that form part of the financial assets not included in long-term assets are entered at the lower of the purchase cost and the realisation value inferable from the market trend.

Accrued income and prepaid expenses; accrued liabilities and deferred income
In accordance with the principle of accruals accounting, portions of costs and revenues common to two or more financial years are recorded under these items.

Reserves for risks and charges
Reserves for risks and charges are appropriated to hedge against certain or probable losses or liabilities, the amount and date of occurrence of which cannot be determined at the end of the year. These appropriations reflect a realistic estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay reflects accrued indemnities due to employees in accordance with current legislation, collective labour agreements and the additional company agreements drawn up by Group companies. The amount shown in the balance sheet reflects the amount due to employees before any advances paid to them.

Contingent liabilities and guarantees
Guarantees and other securities issued to third parties and commitments assumed vis-à-vis third parties are shown in "contingent liabilities" in the amount corresponding to the commitments assumed by the Group on the balance-sheet date.
Contingent liabilities and guarantees in foreign currency are shown in their euro equivalent at the exchange in force on the year-end date.
Commitments relating to derivatives contracts, which do not involve an exchange of assets are shown at the face value of the reference capital.
The corresponding income and expenses (discounts or premiums) relating to derivatives contracts are reflected, on an accrual basis, in the income statement for the year.

Costs and revenues
Costs and revenues are reflected in the income statement in accordance with the principle of accruals accounting.

Foreign exchange gains and losses
In observance of accounting principle no. 26 of the National Association of Public Accountants, "Transactions and entries in foreign currency", positive and negative exchange differences only include profits/losses from financial activities whereas gains and losses on foreign exchange related to commercial transactions involving hedging exchange rate risks (associated with the issue of invoices and orders) have been classified under the item "costs for raw materials, consumables and goods"

Income taxes
Provisions for current income taxes are made on the basis of the estimated tax liability for the year. Provisions are also made for deferred taxes, both those payable and receivable, relating to the temporary differences between the taxable profits and the results taken from the financial statements of the companies used for consolidation purposes, which can be expected to be written off in future years, and also for deferred taxes receivable related to prior tax losses, as long as there is reasonable certainty that they will be recovered. This provision is calculated on the basis of the expected tax charges in the year when the differences will be written off, and is reviewed each year in the light of new events or more reliable projections.
Any tax liability on the distribution of dividends by foreign subsidiaries is entered at the time these are distributed.

COMMENTS ON BALANCE SHEET ITEMS

ASSETS

Long-term assets

For the two types of long-term assets (intangible and tangible), the following statements have been prepared and these indicate, for each item, the opening balances, changes during the period, and closing balances.

Intangible assets

Net balance as at 30/06/2003: 62,421,000 euros
Net balance as at 31/12/2002: 58,676,000 euros
Net balance as at 30/06/2002: 60,097,000 euros

The composition of intangible assets and the corresponding changes as at 30 June 2003 are as follows:

	Organization and start-up costs	Research, develop-ment and advertising costs	Industrial patents and intellectual property rights	Concessions, trademarks and licences	Goodwill	Construction in progress	Deferred charges to be amortised	Consolid-ation difference	Total
Balances from previous years									
Historical cost	3,488	7,380	29,446	1,994	10,736	5,800	12,555	33,464	104,863
Amortisation fund	(2,054)	(6,173)	(23,467)	(1,517)	(2,962)	-	(5,290)	(4,724)	(46,187)
Balances 31.12.2002	**1,434**	**1,207**	**5,979**	**477**	**7,774**	**5,800**	**7,265**	**28,740**	**58,676**
Changes over the period									
Fluctuations in exchange rates	(37)	(56)	(162)	(28)	(506)	8	(240)	-	(1,021)
Changes in area of consolidation	-	31	99	-	201	-	16	-	347
Reclassifications	-	(1)	3,051	-	-	(3,051)	1	-	-
Acquisitions	379	496	1,619	15	-	720	407	6,913	10,549
Elimination of fully amortised assets:									
* (historical cost)	151	2,671	9,009	-	-	-	-	-	11,831
* (amortis. fund)	(151)	(2,671)	(9,009)	-	-	-	-	-	(11,831)
Amortisations	(249)	(416)	(2,684)	(94)	(395)	-	(738)	(1,009)	(5,585)
Write-downs	-	-	-	-	-	(545)	-	-	(545)
Total changes	**93**	**54**	**1,923**	**(107)**	**(700)**	**(2,868)**	**(554)**	**5,904**	**3,745**
Balances current period									
Historical cost	3,693	5,297	25,162	1,878	10,484	2,932	12,698	40,378	102,522
Amortisation fund	(2,166)	(4,036)	(17,260)	(1,508)	(3,410)	-	(5,987)	(5,734)	(40,101)
Balances 30.06.2003	**1,527**	**1,261**	**7,902**	**370**	**7,074**	**2,932**	**6,711**	**34,644**	**62,421**

The largest increases relate to the following items:

- "organization and start-up costs" corresponds to the expenses incurred by the Parent Company (308,000 euros) for costs associated with the "Bulgari Hotels & Resorts" project in relation to consultancy for the development of the "Brand Standards" project;
- "research, development and advertising costs" includes development expenses corresponding principally to Bulgari Global Operations S.A. (250,000 euros) and Bulgari Parfums S.A. (191,000 euros);
- "industrial patents and intellectual property rights" corresponds mainly to the purchase of application software licenses for managing various corporate activities made principally by Bulgari S.p.A. (922,000 euros), Bulgari Time S.A. (279,000 euros) and Bulgari Global Operations S.A. (167,000 euros);
- "consolidation difference" relates to the 50% takeover of Crova S.p.A. (6,913 million euros) which took place during this six-month period;
- "construction in progress" substantially includes costs incurred by Bulgari S.p.A. (681,000 euros) for additional costs related to the development of application software for procedures which, as at 30 June 2003, were still in the implementation phase.

The net balance of intangible assets also includes the following items:

- "goodwill" refers mainly to the acquisition by the franchisee Yoshida U.S.A. Inc. of the Waikiki store in Honolulu;
- "consolidation difference" refers to the acquisition of Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Daniel Roth et Gérald Genta Haute Horlogerie S.A., to the purchase of an additional 49% in Bulgari South Asian Operations Pte Ltd. and the 50% takeover of Crova S.p.A. as previously commented upon. The consolidation difference relating to Bulgari (Hong Kong) Ltd., the company that has taken over the business of Century Bright (Wholesale) Ltd., currently in liquidation, includes the portion previously corresponding to this latter company. This transfer is justified by the fact that the expected returns from the consolidation difference are now those of Bulgari (Hong Kong) Ltd. in the light of the assets transferred.
- "deferred charges to be amortised" primarily consists of the costs incurred by the following companies in taking over premises:
  - Bulgari France S.A.: 2,099,000 euros (2,419,000 euros as at 31 December 2002) relating principally to the new store on Avenue Montaigne;
  - Bulgari Corporation of America Inc.: 1,779,000 euros (2,019,000 euros as at 31 December 2002) relating principally to the new Los Angeles store;
  - Bulgari (U.K.) Ltd.: 730,000 euros (798,000 euros as at 31 December 2002);
  - Bulgari Italia S.p.A.: 606,000 euros (636,000 euros as at 31 December 2002), relating principally to the stores in Naples and Bologna;
  - Bulgari S.p.A.: 480,000 euros (502,000 euros as at 31 December 2002) relating to the General Management and administrative offices;
  - Bulgari (Deutschland) GmbH: 423,000 euros (485,000 euros as at 31 December 2002), relating principally to the Berlin and Cologne stores;
  - Bulgari Saint Barth S.a.s.: 225,000 euros (276,000 euros as at 31 December 2002) relating to the new store in Saint Barthelemy - Caribbean.

"Changes in the area of consolidation" shows the net value of the intangible assets as at 31 December 2002 of the company Crova S.p.A., which has been included in the area of consolidation during this half year.

Tangible assets
Net balance as at 30/06/2003: 86,343,000 euros
Net balance as at 31/12/2002: 87,582,000 euros
Net balance as at 30/06/2002: 90,443,000 euros

The breakdown of tangible assets and their movements is as follows:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible assets of which:	Furniture, office equipment and furnishings	Motor vehicles	Aircraft	Leasehold improvements	Construction in progress and advance payments	Total
Balances from previous year										
Historical cost	8,421	8,604	10,683	174,286	59,236	532	5,597	108,921	7,808	209,802
Amortisation fund	(2,295)	(6,777)	(7,130)	(106,018)	(41,917)	(411)	(1,230)	(62,460)	-	(122,220)
Balances 31.12.2002	**6,126**	**1,827**	**3,553**	**68,268**	**17,319**	**121**	**4,367**	**46,461**	**7,808**	**87,582**
Changes over the period										
Fluctuations in exchange rates	(34)	(34)	(181)	(4,004)	(976)	(10)	-	(3,018)	129	(4,124)
Changes in area of consolidation	893	718	56	193	180	13	-	-	-	1,860
Reclassifications	-	(1)	2	7,517	1,153	-	-	6,364	(7,518)	-
Acquisitions	5	911	532	10,626	6,844	1	-	3,781	1,672	13,746
Transfers	(5)	-	(1)	(87)	(87)	-	-	-	-	(93)
Elimination of fully amortised assets:	-	-	-	-	-	-	-	-	-	-
* (historical cost)	-	525	29	12,714	11,116	28	-	1,570	-	13,268
* (amortis. fund)	-	(525)	(29)	(12,714)	(11,116)	(28)	-	(1,570)	-	(13,268)
Amortisations	(149)	(431)	(613)	(10,763)	(4,967)	(39)	(255)	(5,502)	-	(11,956)
Write-downs	-	-	-	(672)	(113)	-	-	(559)	-	(672)
Total changes	**710**	**1,163**	**(205)**	**2,810**	**2,034**	**(35)**	**(255)**	**1,066**	**(5,717)**	**(1,239)**
Balances current period										
Historical cost	9,715	10,936	11,027	166,131	54,478	520	5,596	105,537	2,091	199,900
Amortisation fund	(2,879)	(7,946)	(7,679)	(95,053)	(35,125)	(434)	(1,484)	(58,010)	-	(113,557)
Balances 30.06.2003	**6,836**	**2,990**	**3,348**	**71,078**	**19,353**	**86**	**4,112**	**47,527**	**2,091**	**86,343**

The depreciation shown above was calculated on a straight-line basis using rates that are considered to reflect the expected useful life of the assets.

The rates applied are shown below:

Category	%
Land and buildings	3
Plant and machinery	7.5-30
Industrial and commercial equipment	15-20
Furniture, office equipment and furnishings	12-20
Motor vehicles	25
Aircraft (engine and avionics)	33.33
Aircraft (other)	3.33

Improvements made to leased premises are recorded at cost and are depreciated over the remaining term of the lease or the estimated useful life, whichever is the lesser.

The item "land and buildings" includes the real estate owned by Bulgari Italia S.p.A. and Daniel Roth et Gérald Genta Haute Horlogerie S.A..
The largest increases were recorded in the following items:

- "plant and machinery", which includes investments by Daniel Roth et Gérald Genta Haute Horlogerie S.A. (392,000 euros);

- "furniture, office equipment and furnishings" and "leasehold improvements", which relate principally to the following new or refurbished stores: Los Angeles, Cannes, Capri, Bridal Galleria (Korea) and Sapporo Daimaru (Japan). The item also includes investments made by Bulgari Global Operations S.A. for preparation of the Basel Fair (4,292,000 euros) and for the purchase of show cases to be used in the third party distribution network for exhibiting BVLGARI products as well as improvements made to the Parent Company's General Management and administrative offices (799,000 euros) and the new offices of Daniel Roth et Gérald Genta Haute Horlogerie S.A. (482,000 euros);

- "construction in progress and advance payments" substantially includes investments made for the opening of the new stores in Madrid and Rome Fiumicino Airport and for the renovation of the Costa Mesa store.

"Changes in the area of consolidation" shows the net value of the intangible assets as at 31 December 2002 of the company Crova S.p.A., which has been included in the area of consolidation during this six-month period.

Financial investments

Investment in subsidiaries
Balance as at 30/06/2003: 1,289,000 euros
Balance as at 31/12/2002: 1,289,000 euros
Balance as at 30/06/2002: 345,000 euros

The item includes the value of the following investments valued using the cost method as the companies are still not operational: Bulgari Hotels and Resorts B.V. (654,000 euros) and Bulgari Reinsurance Company Ltd. (635,000 euros).

Investments in other companies
Balance as at 30/06/2003: 16,179,000 euros
Balance as at 31/12/2002: 12,104,000 euros
Balance as at 30/06/2002: 12,104,000 euros

As in previous periods, this item exclusively includes the value of the investment in Opera Participations S.c.a., valued according to the cost method. The increase is due to a further subscription of shares in the Fund.

Other receivables
Balance as at 30/06/2003 of receivables due within 12 months: 157,000 euros
Balance as at 31/12/2002 of receivables due within 12 months: 170,000 euros
Balance as at 30/06/2002 of receivables due within 12 months: 127,000 euros
Balance as at 30/06/2003 of receivables due after 12 months: 12,433,000 euros
Balance as at 31/12/2002 of receivables due after 12 months: 13,045,000 euros
Balance as at 30/06/2002 of receivables due after 12 months: 12,927,000 euros

"Receivables due after 12 months" mainly includes security deposits totalling 7,405,000 euros amongst which the largest amount is for 4,301,000 euros (4,748,000 euros as at 31 December 2002) and corresponds to a deposit paid by way of guarantee for the leasing of premises in Tokyo by the subsidiary Bulgari Japan Ltd..

Current assets

Inventory
Net balance as at 30/06/2003: 482,830,000 euros
Net balance as at 31/12/2002: 477,454,000 euros
Net balance as at 30/06/2002: 531,414,000 euros

The breakdown of stocks is shown below:

Description	Gross stock value	Obsolescence Reserve	Net balance 30/06/2003	Net balance 31/12/2002
Raw materials	25,220	-	25,220	24,660
Components and semi-finished goods	150,387	17,916	132,471	135,885
Work in progress	4,204	-	4,204	3,364
Packaging	11,328	-	11,328	8,970
Finished products	333,271	23,664	309,607	304,575
Total	524,410	41,580	482,830	477,454

The value of stocks (482,830,000 euros) is substantially in line with the balance as at 31 December 2002 (+1%). Considering market seasonal factors and the consequent effort to supply stocks made by the manufacturing and distribution companies in the first few months of the year in anticipation of the launch of new products and the autumn sales campaign, the stability of the stock value, although partly aided by the strengthening of the Euro, is evidence of better stock management.
As at 30 June 2003, the reserve for obsolescence amounts to 41,580,000 euros.
During the first half of 2003, uses were made in the amount of 6,196,000 euros, as a result of the destruction or sale of products previously devalued, as well as further provisions in the amount of 11,891,000 euros, in order to bring the value of the stock in line with its presumed realisation value.
As at 30 June 2003, the value of the reserve for obsolescence, notified by the distribution and trading companies, has been appropriately adjusted, during the consolidation process, by the intercompany profit present in the stock value as this has not yet been realised with regard to third parties.
As at 30 June 2003, goods owned by the Group held in stock by third parties on approval and on account for manufacture totalled 23,000,000 euros (33,258,000 euros as at 31 December 2002).

Receivables

Trade receivables
Net balance as at 30/06/2003: 120,547,000 euros
Net balance as at 31/12/2002: 142,990,000 euros
Net balance as at 30/06/2002: 109,820,000 euros

Trade receivables are broken down as follows:

Description	Receivables due within 12 months	Receivables due after 12 months	Total receivables as at 30/06/2003	Write-down reserve as at 30/06/2003	Net balance as at 30/06/2003	Net balance as at 31/12/2002
End customers and distributors	104,612	-	104,612	3,229	101,383	132,581
Franchisees	19,670	-	19,670	506	19,164	10,409
Total	124,282	-	124,282	3,735	120,547	142,990

Trade receivables are shown net of the write-down reserve of 3,735,000 euros (3,329,000 euros as at 31 December 2002). The amount of the write-down reserve brings the face value of the receivables in line with their presumed realisation value.

Other receivables
Balance as at 30/06/2003 of other receivables due within 12 months: 44,951,000 euros
Balance as at 31/12/2002 of other receivables due within 12 months: 44,866,000 euros
Balance as at 30/06/2002 of other receivables due within 12 months: 38,231,000 euros
Balance as at 30/06/2003 of other receivables due after 12 months: 41,873,000 euros
Balance as at 31/12/2002 of other receivables due after 12 months: 36,934,000 euros
Balance as at 30/06/2002 of other receivables due after 12 months: 41,267,000 euros

This category includes:

Description	Balance as at 30/06/2003	Balance as at 31/12/2002
Receivables from tax authorities	41,861	42,266
Sundry receivables	3,090	2,600
Total other receivables due within 12 months	44,951	44,866
Receivables from tax authorities	13,300	9,833
Sundry receivables	28,573	27,101
Total other receivables due after 12 months	41,873	36,934

"Receivables from tax authorities due within 12 months", totalling 41,861,000 euros, are principally made up of VAT and sales tax receivables relating to:

- Bulgari Italia S.p.A.: 7,512,000 euros (9,046,000 euros as at 31 December 2002), Bulgari Gioielli S.p.A.: 4,721,000 euros (4,544,000 euros as at 31 December 2002), Bulgari S.p.A.: 1,532,000 euros (1,292,000 euros as at 31 December 2002) in relation to the cumulative credit claimed from the Tax Authorities, for the Group VAT payment in accordance with Article 73, final paragraph of Presidential Decree no. 633/72 and Article 3 of the Ministerial Decree of 13/12/79, Bulgari France S.A.: 1,226,000 euros and Bulgari Espana S.A. Unipersonal: 1,093,000 euros;
- Swiss companies: 10,700,000 euros (7,829,000 euros as at 31 December 2002).

The item also includes 4,220,000 euros of Corporate Income Tax receivables for the Parent Company and for taxes paid abroad, and receivables of 7,014,000 euros for tax withholdings on dividends distributed by Bulgari Time S.A. to its parent company, Bulgari International Corporation B.V. This tax withholding is offset by an entry for the same amount in the item "Payable to Tax Authorities"

The item "sundry receivables due within 12 months" includes advance payments totalling 708,000 euros corresponding to Bulgari Global Operations S.A. and 627,000 euros corresponding to Bulgari Parfums S.A..

The item "receivables from tax authorities due after 12 months" includes a VAT refund and the respective accrued interest due to Bulgari S.p.A. in the amount of 13,300,000 euros.

"Sundry receivables due after 12 months" includes 28,467,000 euros in receivable deferred taxes (26,987,000 euros as at 31 December 2002) which correspond principally to the writing-off of intercompany profits amounting to 24,875,000 euros (22,816,000 euros as at 31 December 2002).

Financial assets not included in long-term assets

Treasury stocks
Balance as at 30/06/2003: 2,031,000 euros
Balance as at 31/12/2002: 2,623,000 euros
Balance as at 30/06/2002: 3,469,000 euros

The amount posted as at 30 June 2003 (2,031,000 euros) corresponds to purchases of treasury stocks made according to the limits and conditions set by specific meeting decisions.
The number of treasury stock holdings at the end of the period is 420,313 each with a nominal unit value of 0.07 euros. The proportion of the authorised capital as at 30 June 2003 is therefore 29,000 euros.
At the end of the period, the value of the treasury stocks was adjusted to the market value of the stock equal to 4.831 euros. This operation generated a profit of 131,000 euros shown in the income statement under the item "Adjustments in the value of financial assets".

Cash and bank balances
Balance as at 30/06/2003: 31,827,000 euros
Balance as at 31/12/2002: 48,862,000 euros
Balance as at 30/06/2002: 25,145,000 euros

Cash and active bank accounts are broken down as follows:

Description	Balance as at 30/06/2003	Balance as at 31/12/2002
Bank deposits	30,008	47,861
Cash and cheques	1,819	1,001
Total cash and bank balances	31,827	48,862

The interest rates applied by the banks as at 30 June 2003, on current accounts in which cash and bank balances were held in various currencies, were on average around 0.4%.
The highest balance last year was related to receipts from Christmas sales made by the trading companies.

Accrued income and prepaid expenses
Balance as at 30/06/2003: 4,965,000 euros
Balance as at 31/12/2002: 4,593,000 euros
Balance as at 30/06/2002: 4,319,000 euros

The item is broken down as follows:

Description	Balance as at 30/06/2003	Balance as at 31/12/2002
Total accrued income	265	270
Insurance	912	1,532
Premises lease charges	2,237	1,167
Issue premium on bond	23	44
Others	1,528	1,580
Total prepaid expenses	4,700	4,323
Total accrued income and prepaid expenses	4,965	4,593

LIABILITIES

Shareholders' equity

Share capital
Balance as at 30/06/2003: 20,721,000 euros
Balance as at 31/12/2002: 20,720,000 euros
Balance as at 30/06/2002: 20,715,000 euros

On 30 June 2003, the fully subscribed and paid-up authorised capital of the Parent Company is 20,721,000 euros and made up of 296,020,840 shares each with a face value of 0.07 euros.
This increase is due to the issue of 25,920 new ordinary shares (ownership from 1 January 2003) following the exercise of share option rights under the stock option plan reserved for some employees with a consequent increase of 1,000 euros in the authorised capital.

Share premium reserve
Balance as at 30/06/2003: 111,015,000 euros
Balance as at 31/12/2002: 110,317,000 euros
Balance as at 30/06/2002: 109,296,000 euros

The share premium reserve, as at 30 June 2003, increased by 698,000 euros compared with the end of the previous year.
The increase in the reserve was generated as follows:
- increase of 592,000 euros as an adjustment of the reserve for treasury stock holdings, in accordance with Article 2357-ter of the Civil Code following the revaluation of the treasury stock holdings posted under the assets of the balance sheet;
- increase of 106,000 euros, arising from the authorised capital increase implemented by issuing 25,290 new shares, associated with the exercise of share option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 30/06/2003: 5,762,000 euros
Balance as at 31/12/2002: 5,762,000 euros
Balance as at 30/06/2002: 5,762,000 euros

As at 30 June 2003, the legal reserve, compared with the figure posted for the year ended 31 December 2002, has not undergone any changes since one fifth of the authorised capital has been reached.

Reserve for treasury stock holdings
Balance as at 30/06/2003: 2,031,000 euros
Balance as at 31/12/2002: 2,623,000 euros
Balance as at 30/06/2002: 3,469,000 euros

As at 30 June 2003, this reserve, formed in accordance with Article 2357 - ter of the Civil Code, amounts to 2,031,000 euros and corresponds to the purchase of 420,313 treasury stocks made according to the limits and conditions specified in meeting decisions.
At the end of the period, the value of treasury stocks was adjusted to the market value of the stock equal to 4.831 euros. Consequently, a revaluation of 131,000 euros was performed with a resulting adjustment of the reserve for treasury stock holdings.

Other reserves
Balance as at 30/06/2003: 2,060,000 euros
Balance as at 31/12/2002: 31,228,000 euros
Balance as at 30/06/2002: 25,899,000 euros

The breakdown of the item in question, as at 30 June 2003, is as follows:

Description	30/06/2003	31/12/2002
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Gains on assets contributed Law no. 576/1975	1,933	1,933
4. Reserve for translation differences	(46)	29,122
Total	2,060	31,228

The "reserve for translation differences" item shows the differences arising from converting into euros the consolidated financial statements expressed in foreign currency, which, in accordance with the accounting principles set out in the "principles of consolidation", were recorded directly under consolidated shareholders' equity.
The change in the reserve compared with 31 December 2002 is largely influenced by fluctuations in the exchange rate of US dollars and Swiss francs with a consequent impact on the assets of the US and Swiss companies.

Minority interests
Balance as at 30/06/2003: 8,292,000 euros
Balance as at 31/12/2002: 9,577,000 euros
Balance as at 30/06/2002: 9,185,000 euros

This item shows the proportion of the shareholders' equity that is attributable to minority shareholders and corresponds to Bulgari Japan Ltd., 80% of which is owned by the Group, and to the companies Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., of which the Group owns 51%.

Comparison of the Shareholders' Equity of the Parent Company and the Shareholders' Equity in the Consolidated Financial Statements

The comparison, given in concise form, between the shareholders' equity and operating result of the Parent Company and the consolidated results as at 30 June 2003 and 31 December 2002 is shown in table 4 attached.

Reserves for risks and charges
Balance as at 30/06/2003: 17,430,000 euros
Balance as at 31/12/2002: 20,652,000 euros
Balance as at 30/06/2002: 10,305,000 euros

This item as at 30 June 2003 shows the following movements:

Description	Balance as at 31/12/2002	Provision	Use of reserves	Other changes	Balance as at 30/06/2003
Reserves for taxes:	13,263	79	1,312	(882)	11,148
- Reserve for taxes	2,611	55	255	(79)	2,332
- Reserve for deferred taxes	10,652	24	1,057	(803)	8,816
Other reserves:	7,389	2,602	2,065	(1,644)	6,282
Total	20,652	2,681	3,377	(2,526)	17,430

The "reserve for taxes" mainly includes:

- 1,020,000 euros corresponding to the Parent Company allocated as a precaution in the light of the notices of assessment for adjustment of the income tax returns for 1988, 1989 and 1990 for which separate appeals are pending. The reserve also includes a further provision made for the years 1999, 2000 and 2001 against a record of dispute issued by the Tax Police;
- 381,000 euros relating to an appropriation in the light of audits carried out by the tax authorities on Bulgari (Deutschland) GmbH regarding income taxes for the years 1990 to 1992. The Company has opposed the notices of assessment for the years 1990 and 1991 with the competent authorities. The decrease in the German company's reserve compared with 31 December 2002, amounting to 204,000 euros, is due to the part payment of the liability;
- 415,000 euros mainly relating to an appropriation for customs duties on the royalties of Bulgari Corporation of America Inc. for the years 1994 to 1998;
- 401,000 euros relating to a precautionary appropriation for the indirect taxes of Bulgari Parfums USA Inc. for the years 1995 to 2000;
- 50,000 euros relating to a precautionary appropriation made by Bulgari Italia S.p.A. following a number of observations concerning a record of dispute issued by the Tax Police in July 2003. This record also includes some further observations that the Company and its external consultants do not consider to be justified and therefore deemed not liable to produce liabilities for the company in question.

The "reserve for deferred taxes" was used by Bulgari Collection Internationale S.A., as the assumptions for its appropriation in the accounts proved to be not applicable. The counterentry in the income statement is "Other revenues and income".
The item "Other reserves" essentially includes the appropriation made due to the risk of paying penalties for cancelling orders placed with suppliers for which a reserve has been allocated as a precaution.
This item also includes the extraordinary provisions described in the item "extraordinary expenses". The decrease in the reserve shown in the column "other changes" relates to an amount reclassified in the reserve for obsolescence corresponding to the write-down of unusable goods for which it was decided to stop the production order on 31 December 2002. In the light of this possibility, a reserve for risks was set up at the end of last year.

Reserve for employee severance pay
Balance as at 30/06/2003: 10,419,000 euros
Balance as at 31/12/2002: 8,877,000 euros
Balance as at 30/06/2002: 8,198,000 euros

The table below shows the movements in the reserve for employee severance pay. The reserve mainly relates to the Group's Italian companies and is determined according to laws and contracts currently in force.

Description	Balance as at 31/12/2002	Provision	Other changes and uses	Balance as at 30/06/2003
ESP reserve	9,937	1,340	396	11,673
Advances on ESP	(1,060)	-	(194)	(1,254)
Net ESP reserve	8,877	1,340	202	10,419

Payables

Bonds

Balance as at 30/06/2003 for bonds due within 12 months: 100,000,000 euros
Balance as at 31/12/2002 for bonds due within 12 months: 100,000,000 euros
Balance as at 30/06/2002 for bonds due within 12 months: zero
Balance as at 30/06/2003 for bonds due after 12 months: zero
Balance as at 31/12/2002 for bonds due after 12 months: zero
Balance as at 30/06/2002 for bonds due after 12 months: 100,000,000 euros

This item amounting to 100 million euros, represents the debt relating to the bond of the same face value which was issued on 5 December 2000 at the Euribor 6-month interest rate +0.50%, with maturity on 5 December 2003.
The issue price was 99.862% of the face value. The issue premium and the incidental costs incurred for the placing of the bond were divided and charged to the income statement on the basis on the term of the loan.

Bank overdraft and borrowings

Balance as at 30/06/2003: 85,672,000 euros
Balance as at 31/12/2002: 81,267,000 euros
Balance as at 30/06/2002: 189,880,000 euros

The item is broken down as follows:

Description	Due within 1 year	Due between 1 and 5 years	Due after 5 years	Balance as at 30/06/2003	Balance as at 31/12/2002
Bank overdrafts	8,405	-	-	8,405	510
Secured loans	10,502	22,472	-	32,974	29,060
Unsecured loans	2,956	41,337	-	44,293	51,697
Total	21,863	63,809	-	85,672	81,267

"Secured loans due within one year" principally relates to Bulgari (Taiwan) Ltd. (5,751,000 euros), Bulgari Australia Pty. Ltd (2,921,000 euros) and Bulgari Corporation of America Inc. (1,313,000 euros).
"Unsecured loans due within one year" principally relates to Bulgari (Malaysia) Sdn Bhd (1,102,000 euros) and Bulgari Korea Ltd. (953,000 euros).

"Secured loans due between one and five years" mainly relates to Bulgari Corporation of America Inc. (21,878,000 euros).

"Unsecured loans due between one and five years" mainly relates to Bulgari Japan Ltd. (41,144,000 euros). For these loans, letters of patronage were issued by the Parent Company.

At 30 June 2003, short-term credit lines are available in the region of 400 million euros while credit lines for futures hedging transactions amount to approximately 900 million euros of which, as at 30 June 2003, about 210 million euros had been used. In addition to the above, there are approximately 10 million US dollars and 15 million euros of "committed credit lines" with an average term of approximately one year, of which 1.5 million US dollars are used as at 30 June 2003. Furthermore, there are credit lines worth 5.8 billion yen and 25 million US dollars for long-term loans which are completely used up.

Payables to other lenders
Balance as at 30/06/2003 for payables due within 12 months: 821,000 euros
Balance as at 31/12/2002 for payables due within 12 months: 1,514,000 euros
Balance as at 30/06/2002 for payables due within 12 months: 1,001,000 euros
Balance as at 30/06/2003 for payables due after 12 months: 4,949,000 euros
Balance as at 31/12/2002 for payables due after 12 months: 5,392,000 euros
Balance as at 30/06/2002 for payables due after 12 months: 5,668,000 euros

This item consists of "financial payables due within 12 months" relating to Bulgari International Corporation N.V. (600,000 euros) granted by Bulgari Reinsurance Company Ltd., and bearing interest at current market rates, and to Bulgari (Taiwan) Ltd. (221,000 euros), granted by Castlereagh Ltd..
The item "financial payables due after 12 months" includes a loan granted by the Dickson Concepts (Retail) Ltd. Group to Bulgari (Hong Kong) Ltd..

Trade payables
Balance as at 30/06/2003: 129,040,000 euros
Balance as at 31/12/2002: 118,017,000 euros
Balance as at 30/06/2002: 89,753,000 euros

"Trade payables" total 129,040,000 euros (118,017,000 euros as at 31 December 2002). The increase on the previous year is essentially attributed to Bulgari Japan Ltd. and to Bulgari Parfums S.A..

Taxes payables
Balance as at 30/06/2003: 17,092,000 euros
Balance as at 31/12/2002: 24,234,000 euros
Balance as at 30/06/2002: 14,328,000 euros

The breakdown of current taxes payable (before receivables from advances in the period) is as follows:

Description	Within 12 months	After 12 months	Balance as at 30/06/2003	Balance as at 31/12/2002
Payable to tax authorities	12,021	-	12,021	16,778
Net taxes payable	5,071	-	5,071	7,456
Total	17,092	-	17,092	24,234

The item "payable to tax authorities" principally includes a liability of 7,014,000 euros for tax withholdings on dividends distributed by Bulgari Time S.A. to the parent company Bulgari International Corporation B.V., as previously discussed. The item also includes amounts payable in respect of indirect taxes, personal income tax withheld at source and similar taxes.

The item "net taxes payable" consists of amounts payable for income taxes and local income tax (IRAP), before advance payments made in the amount of 4,042,000 euros.

Other payables
Balance as at 30/06/2003 for other payables due within 12 months: 12,724,000 euros
Balance as at 31/12/2002 for other payables due within 12 months: 13,304,000 euros
Balance as at 30/06/2002 for other payables due within 12 months: 12,827,000 euros
Balance as at 30/06/2003 for other payables due after 12 months: 2,895,000 euros
Balance as at 31/12/2002 for other payables due after 12 months: 3,098,000 euros
Balance as at 30/06/2002 for other payables due after 12 months: 3,057,000 euros

The "Other payables" item is broken down as follows:

Description	Within 12 months	After 12 months	Balance as at 30/06/2003	Balance as at 31/12/2002
Payable to personnel	11,040	-	11,040	11,114
Payable to shareholders	184	-	184	141
Other payables	1,500	2,895	4,395	5,147
Total	12,724	2,895	15,619	16,402

The item "payable to personnel" principally consists of a provision made for holidays accrued but not yet taken, the thirteenth month payment, incentive bonuses and the social security contributions for which the company is responsible.
The amount of "payable to shareholders" represents dividends approved but not yet paid.

The item "other payables due within 12 months" includes a liability of 840,000 euros corresponding to Bulgari Italia S.p.A. with regard to a dispute in progress over premises (cellars) in Rome; opposing the decision given by the Court of 1st Instance of Rome, the company lodged an appeal in the 2001 financial year. This item also includes 371,000 euros owed by Bulgari S.p.A. for fees to be paid to the members of the Board of Directors.

The item "other payables due after 12 months" consists of a liability of 2,895,000 euros payable by Bulgari International Corporation N.V. for the takeover of the company Daniel Roth et Gérald Genta Haute Horlogerie S.A..

Accrued expenses and deferred income
Balance as at 30/06/2003: 1,369,000 euros
Balance as at 31/12/2002: 1,634,000 euros
Balance as at 30/06/2002: 1,799,000 euros

This item as at 30 June 2003 is broken down as follows:

Description	Balance as at 30/06/2003	Balance as at 31/12/2002
Deferred income	50	50
Accrued expenses for interest on loans	192	173
Other accrued expenses	1,127	1,411
Total accrued expenses	1,319	1,584
Total accrued expenses and deferred income	1,369	1,634

The item "other accrued expenses" amounting to 1,127,000 euros is attributed, in the amount of 483,000 euros, to Bulgari S.p.A. for accrued expenses corresponding to the year for interest on the 100 million euros bond and for premiums payable on interest rate hedging transactions in relation to this bond.

Contingent liabilities

Balance as at 30/06/2003: 470,822,000 euros
Balance as at 31/12/2002: 486,520,000 euros
Balance as at 30/06/2002: 469,037,000 euros

The item includes guarantees issued for bank overdraft and borrowings and other bonds, as well as other Group commitments to third parties.

These items, as at 30 June 2003, are shown in the following table:

Description	Balance as at 30/06/2003	Balance as at 31/12/2002
Fees	170,171	197,686
Guarantees issued	4,250	4,500
Guarantees received:		
Guarantees from third parties	25,235	18,604
Other:		
Futures contracts	229,506	200,457
Factoring	-	14,979
Third party assets	41,660	50,294
Total	470,822	486,520

"Commitments for fees" correspond in the amount of 168,388,000 euros (195,244,000 euros as at 31 December 2002) to the overall value of lease charges owed for BVLGARI stores to be paid to the leasing companies for the remaining term of the agreements.

The item "guarantees received" includes guarantees received from third parties in favour of the Tax Authorities for VAT refunds, and in favour of the Chamber of Commerce and Customs, totalling 7,051,000 euros.
"Third party assets" refer predominantly to valuables placed in safe-keeping with Bulgari Corporation of America Inc. worth 25,806,000 euros, with Bulgari Italia S.p.A. worth 11,635,000 euros and with Bulgari Gioielli S.p.A. worth 4,218,000 euros.
Contingent liabilities do not include the guarantees provided by the Parent Company to third parties, in favour of Group companies, as these commitments are already set out in the individual entries of the balance sheet.

NOTES TO THE INCOME STATEMENT

Revenues

Revenues from sales and services
Amount for 1st half of 2003: 330,122,000 euros
Amount for 1st half of 2002: 338,316,000 euros
Amount for 2002 financial year: 773,643,000 euros

A comparative statement of Revenues from sales and services in the first half of 2003 and the first half of 2002 is given below:

Description	30/06/2003	30/06/2002
Revenues from sale of goods	322,718	330,686
Services	3,408	3,603
Royalties	3,996	4,027
Total	330,122	338,316

The "services" item mainly consists of revenues relating to Opera Management S.A..

A breakdown of revenues by type of product and geographical area has already been given in the Performance Report.

Other revenues and income
Amount for 1st half of 2003: 4,048,000 euros
Amount for 1st half of 2002: 3,138,000 euros
Amount for 2002 financial year: 8,614,000 euros

"Other revenues and income", totalling 4,048,000 euros, mainly includes adjustments to costs estimated in the previous year, insurance refunds and supplier discounts.

Production costs

Costs for the purchase of raw materials and finished goods
Amount for 1st half of 2003: 123,763,000 euros
Amount for 1st half of 2002: 99,461,000 euros
Amount for 2002 financial year: 190,636,000 euros

Expenses for the purchase of raw materials and finished products amount to 123,763,000 euros compared with 99,461,000 euros in the first half of 2002. The increase is due to the supplies provided by manufacturing companies for manufacturing the numerous new products planned for this year.

Costs for services
Amount for 1st half of 2003: 98,531,000 euros
Amount for 1st half of 2002: 92,192,000 euros
Amount for 2002 financial year: 196,952,000 euros

This item is broken down as follows:

Description	30/06/2003	30/06/2002
Variable sales costs	10,664	11,320
Production and administrative costs	50,212	43,963
Fees paid to Directors and Statutory Auditors	1,372	1,437
Advertising and promotion costs	34,065	33,559
Services to customers	2,218	1,913
Total	98,531	92,192

"Variable sales costs" mainly includes commissions on credit card receipts amounting to 1,422,000 euros (1,876,000 euros in the first half of 2002), product transportation costs of 3,283,000 euros (3,234,000 euros in the first half of 2002) and brokerage fees paid to agents for perfume sales of 2,104,000 euros (2,505,000 euros in the first half of 2002).

"Production and administrative costs" principally includes outsourcing costs of 31,717,000 euros (23,624,000 euros in the first half of 2002), travel costs of 5,144,000 euros (5,919,000 euros in the first half of 2002), including those costs incurred for participation in training courses which are reimbursed to employees, professional consultancy costs of 4,261,000 euros (4,879,000 euros in the first half of 2002), utility costs of 1,731,000 euros (1,694,000 euros in the first half of 2002), maintenance costs of 1,554,000 euros (1,552,000 euros in the first half of 2002), insurance costs of 1,551,000 euros (1,584,000 euros in the first half of 2002), trademark protection costs of 673,000 euros (708,000 euros in the first half of 2002) and training costs of 583,000 euros (1,141,000 euros in the first half of 2002).

The amounts included in "Fees paid to Directors and Statutory Auditors" relate to the fees paid to the Directors and Statutory Auditors of the Parent Company in the performance of their duties and also include any additional fees paid to the directors and statutory auditors of other companies included in the scope of consolidation. The fees are broken down as follows:

- Board of Directors: 1,299,000 euros
- Statutory Auditors: 73,000 euros

Costs of rental and lease payments

Amount for 1st half of 2003: 19,282,000 euros
Amount for 1st half of 2002: 19,508,000 euros
Amount for 2002 financial year: 39,389,000 euros

This item amounts to 19,282,000 euros (19,508,000 euros in the first half of 2002) and essentially includes lease payments for the premises used by Group companies in carrying out their activities, totalling 17,821,000 euros (18,133,000 euros in the first half of 2002).

Personnel costs

Amount for 1st half of 2003: 63,748,000 euros
Amount for 1st half of 2002: 60,794,000 euros
Amount for 2002 financial year: 125,229,000 euros

A breakdown of personnel costs is given in the income statement.

An average numerical breakdown of all Group companies included in the scope of consolidation is given below.

Average number of employees	30/06/2003	30/06/2002	31/12/2002
Senior managers and Executives	388	399	401
Staff	1,367	1,325	1,319
Manual workers and others	81	118	114
Total	1,836	1,842	1,834

The average number of Group employees at 30 June 2003 was 1,836 (1,842 in the first half of 2002). The table does not include the average number of employees of the company Crova S.p.A., consolidated according to the pro-rata method, which at 30 June 2003 totalled 346. The average number is calculated by adding together the number of employees at the beginning and end of the period and dividing by two.
The item "Senior managers and Executives" also includes individuals whose professional profiles are classified in the "Managers" category in foreign companies.

Amortisation, depreciation and write-downs

Amortisation and depreciation
Amount for 1st half of 2003: 17,541,000 euros
Amount for 1st half of 2002: 19,226,000 euros
Amount for 2002 financial year: 39,807,000 euros

A breakdown of the two subitems is given in the income statement and in the statements showing movements in long-term assets.

Write-downs
Amount for 1st half of 2003: 1,217,000 euros
Amount for 1st half of 2002: 1,129,000 euros
Amount for 2002 financial year: 1,185,000 euros

This item substantially includes the accelerated write-down of a number of intangible and tangible assets.

Provisions for risks
Amount for 1st half of 2003: 1,127,000 euros
Amount for 1st half of 2002: zero
Amount for 2002 financial year: 7,229,000 euros

This item essentially includes a provision made to counter the risk of a Group company having to pay penalties for the cancellation of orders placed with suppliers, as already specified previously.

Sundry operating expenses
Amount for 1st half of 2003: 12,257,000 euros
Amount for 1st half of 2002: 9,900,000 euros
Amount for 2002 financial year: 19,706,000 euros

Sundry operating expenses totalling 12,257,000 euros (9,900,000 euros in the first half of 2002) relate mainly to general and administrative costs of 5,425,000 euros (5,532,000 euros in the first

half of 2002), other operating expenses of 2,496,000 euros (2,032,000 euros in the first half of 2002), expenses corresponding to previous years of 2,018 euros, taxes and duties other than income tax of 1,850,000 euros (1,948,000 euros in the first half of 2002), vehicle management costs of 316,000 euros (302,000 euros in the first half of 2002) and legal expenses of 152,000 euros (157,000 euros in the first half of 2002).

Financial income and expenses

Financial income
Amount for 1st half of 2003: 38,930,000 euros
Amount for 1st half of 2002: 33,955,000 euros
Amount for 2002 financial year: 52,416,000 euros

The item in question is broken down as follows:

Description	30/06/2003	30/06/2002
Interest receivable	2,385	2,518
Gains on foreign exchange	35,789	30,421
Other financial income	756	1,016
Total	38,930	33,955

"Interest receivable" also includes premiums receivable on treasury swaps and on exchange risk hedging transactions totalling 2,176,000 euros.
The item "other financial income" mainly consists of cash discounts and allowances from suppliers.

Financial expenses
Amount for 1st half of 2003: 43,788,000 euros
Amount for 1st half of 2002: 37,898,000 euros
Amount for 2002 financial year: 61,130,000 euros

The item is broken down as follows:

Description	30/06/2003	30/06/2002
Interest payable on loans due within 12 months	5,645	5,118
Interest payable on loans due after 12 months	528	2,190
Losses on foreign exchange	36,087	29,102
Other financial expenses	1,528	1,488
Total	43,788	37,898

"Interest payable on loans due within 12 months" substantially includes premiums payable on treasury swaps and on exchange risk hedging transactions totalling 3,566,000 euros and interest of 1,686,000 euros payable on the bond of 100 million euros.
Losses on foreign exchange amount to 36,087,000 euros (29,102 in the first half of 2002). If gains on foreign exchange of 35,789,000 euros (30,421 in the first half of 2002) are taken into account, as illustrated in the previous paragraph, the net value of foreign exchange losses is 298,000 euros (profits of 1,319,000 euros in the first half of 2002). As specified in the valuation principles, the item does not include profits and losses correlated to exchange risk hedging transactions of a

commercial nature (associated with the issuing of orders/invoices) which have been classified under the heading "cost of raw materials, consumables and goods".
"Other financial expenses" principally includes bank commissions, as well as cash discounts and allowances granted to customers.

Extraordinary Income and Expenses

Extraordinary expenses
Amount for 1st half of 2003: 1,940,000 euros
Amount for 1st half of 2002: 2,692,000 euros
Amount for 2002 financial year: 6,341,000 euros

This item amounts to 1,940,000 euros (2,692,000 euros in the first half of 2002) and mainly consists of the sum of 152,000 euros attributable to Bulgari S.p.A. for non-deductible taxes paid abroad which are definite and non-recoverable and the sum of 1,200,000 euros for extraordinary costs incurred or to be incurred after 30 June 2003 in relation to the revision of the organisational structures of Italian and US companies, in particular, in the administrative sector, as a means of increasing their overall efficiency.

Taxes

Income taxes
Amount for 1st half of 2003: 3,724,000 euros
Amount for 1st half of 2002: 3,391,000 euros
Amount for 2002 financial year: 14,056,000 euros

This item contains an estimate of the income taxes corresponding to the period and calculated according to the tax rate expected for the end of the year.
Aggregate income taxes, amounting to 3,724,000 euros (3,391,000 euros in the first half of 2002), are made up of:

a) current income taxes for the period amounting to 6,561,000 euros (3,842,000 euros in the first half of 2002);
b) a provision of deferred taxes receivable, excluding uses made in the year in an amount of 2,700,000 euros, corresponding to the writing-off of intragroup profits still to be carried out on stocks;
c) a release of deferred taxes payable, excluding provisions, totalling 137,000 euros.

The Group's average tax rate is 12.95 % (15.03 % in the first half of 2002). This average rate is positively influenced by the taxation levied on Swiss companies.

Period result relating to minority interests
Amount for 1st half of 2003: (324,000) euros
Amount for 1st half of 2002: 401,000 euros
Amount for 2002 financial year: 1,267,000 euros

This item reflects the proportion of third party income corresponding to Bulgari Japan Ltd. which is 80% owned by the Group, and to Bulgari (Hong Kong) Ltd., Bulgari (Taiwan) Ltd. and Bulgari Korea Ltd., 51% of which is owned by the Goup.

Bulgari S.p.A.
The Chairman
Paolo Bulgari

Bulgari S.p.A. and Subsidiaries
Table 1
List of companies included in the scope of consolidation according to the full consolidation method

Company	% owned 30/06/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Bulgari Gioielli S.p.A.	100.00	100.00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100.00	100.00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100.00	100.00	Euro	18,301,200	Amsterdam	Sub-holding company
Bulgari Corporation of America Inc.	100.00	100.00	Us$	24,350,000	New York	Retail sales
Bulgari S.A.	100.00	100.00	Swfr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Production of watches and accessories
Bulgari Jewels S.A.	100.00	100.00	Swfr	5,000,000	Neuchatel	Jewellery production
Bulgari France S.A.	100.00	100.00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100.00	100.00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100.00	100.00	Euro	2,556,459	Monaco	Retail sales
Bulgari Japan Ltd.	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100.00	100.00	Euro	4,918,344	Madrid	Retail sales
Bulgari Parfums S.A.	100.00	100.00	Swfr	1,000,000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100.00	100.00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Parfums USA Inc.	100.00	100.00	Us$	100,000	New York	Perfume distribution
Bulgari Netherlands B.V.	100.00	100.00	Euro	9,914,811	Amsterdam	Sub-holding company
Bulgari Portugal Acessorios de Luxo Lda.	100.00	100.00	Euro	52,873	Madeira	Sub-holding company
Bulgari Asia Ltd.	100.00	100.00	HK$	12,126,809	Hong Kong	Sub-holding company
Bulgari South Asian Operations Pte Ltd.	100.00	100.00	Sg$	1,000,000	Singapore	Retail sales
Bulgari (UK) Ltd.	100.00	100.00	Lgs	9,600,000	London	Retail sales
Bulgari Latin America N.V.	100.00	100.00	Us$	6,000	Aruba	Retail sales
Bulgari Latin America Service N.V.	100.00	100.00	Us$	6,000	Aruba	Logistical support
Bulgari Belgium S.A.	100.00	100.00	Euro	2,478,935	Brussels	Retail sales
Bulgari Australia Pty. Ltd.	100.00	100.00	Aud	1,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	1,000,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1,000,000	Neuchatel	Logistical support
Bulgari Operational Services ApS	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari (Hong Kong) Ltd.	51.00	51.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	51.00	51.00	Twd	59,792,310	Taiwan	Retail sales
Bulgari Korea Ltd.	51.00	51.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchatel	Production of top-of-the-range jewellery
Bulgari (Luxembourg) S.A.	100.00	100.00	Euro	100,000	Luxembourg	Holding company relating to the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	40,000	Saint Barthelemy	Retail sales

List of companies included in the scope of consolidation using the pro-rata method

Company	% owned 30/06/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Opera Management S.A.	50.00	50.00	Euro	100,000	Luxembourg	Management of equity interests
Crova S.p.A.	50.00	-	Euro	2,700,000	Valenza (Alessandria)	Jewellery production

Bulgari S.p.A. and Subsidiaries

Table 2

List of companies valued using the cost method

Company	% owned 30/06/2003	% owned 31/12/2002	Currency	Authorised capital	Head office	Business
Opera Participations S.c.a. (1)	11.72	11.73	Euro	1,155,970	Luxembourg	Acquisition of equity interests
Bulgari Hotels & Resorts B.V. (2)	65.00	65.00	Euro	90,000	Amsterdam	Company in joint venture with the Marriott Group
Bulgari Milan Hotels Leasing Company S.r.l. (3)	65.00	65.00	Euro	10,000	Rome	Company involved in the Bvlgari Hotels and Resorts project
Bulgari Reinsurance Company Ltd.	100.00	100.00	Euro	635,000	Dublin	Insurance company
Luxlook Ltd. (4)	2.00	2.00	Us$	39,900,000	New York	Distribution of products on the Internet

(1) Company directly owned by Bulgari International Corporation (BIC) N.V. holding 11.72% of all class A.1 shares. In addition, Opera Management S.A., 50% owned by Bulgari International Corporation (BIC) N.V., holds 100% of class B.1 shares (class A.1 shares are entitled to preference in the distribution of dividends, whereas B.1 shares do not enjoy any preference in the distribution of dividends, but enable those holding them to exercise the right to vote on issues of particular importance).

(2) Company owned through Bulgari (Luxembourg) S.A.

(3) Company owned indirectly through Bulgari Hotels & Resorts at a percentage of 61.75% (95% * 65%) and directly through Bulgari SpA at a percentage of 3.25%

(4) Company in liquidation. The value of the shareholding was zero during the 2001 financial year.

Bulgari S.p.A. and Subsidiaries
Changes in consolidated shareholders' equity
as at 30 June 2003 and as at 31 December 2002
(Figures given in thousands of euros)
Table 3

	Authorised capital	Share premium reserve	Legal reserve	Treasury stocks reserve	Extraordinary reserve	Taxed reserve	Gains on assets contributed	Reserve for translation differences	Retained earnings	Net income	Shareholders' equity for the Group	Shareholders' equity for third parties	Total Shareholders' equity
Balances as at 31 December 2001	20,715	112,765	5,762		28	145	1,933	13,022	241,956	68,165	464,491	10,607	475,098
Dividends paid	-	-	-	-	-	-	-	-	-	(18,347)	(18,347)	-	(18,347)
Allocation of 2001 income to legal reserve	-	-	-	-	-	-	-	-	-		-	-	-
Allocation of 2001 income to retained earnings	-	-	-	-	-	-	-	-	49,818	(49,818)	-	-	-
Capital increase from exercising stock options	5	175	-	-	-	-	-	-	-	-	180	-	180
Allocation to Treasury stocks reserve of the value of the shares at the end of the period	-	(2,623)	-	2,623	-	-	-	-	-	-	-	-	-
Translation differences	-	-	-	-	-	-	-	16,100	-	-	16,100	(2,297)	13,803
Net income	-	-	-	-	-	-	-	-	-	76,127	76,127	1,267	77,394
Balances as at 31 December 2002	20,720	110,317	5,762	2,623	28	145	1,933	29,122	291,774	76,127	538,551	9,577	548,128
Dividends paid	-	-	-	-	-	-	-	-	-	(21,904)	(21,904)	-	(21,904)
Allocation of 2002 income to legal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-
Allocation of 2002 income to retained earnings	-	-	-	-	-	-	-	-	54,223	(54,223)	-	-	-
Capital increase from exercising stock options	-	-	-	-	-	-	-	-	-	-	-	-	-
Allocation to Treasury stocks reserve of the value of the shares at the end of the period	-	592	-	(592)	-	-	-	-	-	-	-	-	-
Authorised capital increase from exercising Stock Options	1	106	-	-	-	-	-	-	-	-	107	-	107
Translation differences	-	-	-	-	-	-	-	(29,168)	-	-	(29,168)	(961)	(30,129)
Net income	-	-	-	-	-	-	-	-	-	25,032	25,032	(324)	24,708
Balances as at 30 June 2003	20,721	111,015	5,762	2,031	28	145	1,933	(46)	345,997	25,032	512,618	8,292	520,910

Table 4

Reconciliation of Parent Company
shareholders' equity and net income
and the consolidated shareholders' equity and net income
(Figures given in thousands of euros)

	Value as at 30/06/2003		Value as at 31/12/2002	
Description	Shareholders' equity	Net income for period	Shareholders' equity	Net income for year
Shareholders' equity and net income for the period as shown in Bulgari S.p.A.'s financial statements	193,537	14,147	201,187	22,139
1. Writing-off of adjustments and provisions made solely for tax purposes				
- Effect of accelerated depreciation entered in the financial statements for the period				
Gross	607	(32)	639	172
Deferred taxes	(239)	13	(252)	(69)
Total	368	(19)	387	103
- Effect of excess provisions for bad debts:				
Gross	-	-	-	-
Deferred taxes	-	-	-	-
Total	-	-	-	-
Total	368	(19)	387	103
2. Writing-off of the book value of consolidated investments				
- Difference between book value and pro-rata value of shareholders' equity	480,594	-	497,432	-
- Share of subsidiaries' net income	-	17,344	-	37,693
Total	480,594	17,344	497,432	37,693
3. Writing-off of the effects of intra-group transactions:				
- Intra-group profits included in the value of closing stock				
Gross	(186,756)	(9,387)	(183,271)	18,294
Deferred taxes	24,875	2,947	22,816	(2,102)
Total	(161,881)	(6,440)	(160,455)	16,192
Shareholders' equity and period result corresponding to the Group	512,618	25,032	538,551	76,127
Shareholders' equity and period result corresponding to third parties	8,292	(324)	9,577	1,267
Shareholders' equity and net income for the period as shown in the consolidated financial statements	520,910	24,708	548,128	77,394

Table 5

Statement of changes in the scope of consolidation
occurring in the period ended 30 June 2003 compared
with the year ended 31 December 2002

Companies entering the scope of consolidation	Head office	Business
Crova S.p.A.	Valenza (Alessandria)	Jewellery production

Statement of changes in the scope of consolidation
occurring in the period ended 30 June 2003 compared
with the period ended 30 June 2002

Companies entering the scope of consolidation	Head office	Business
Crova S.p.A.	Valenza (Alessandria)	Jewellery production

Companies leaving the scope of consolidation	Head office	Business
Bulgari Collection Internationale B.V. (1)	Amsterdam	Jewellery production
Century Bright (Wholesale) Ltd. (2)	Hong Kong	Product distribution

(1) Company taken over by Bulgari International Corporation (BIC) N.V.
(2) Company in liquidation as at 30 June 2003. The company's business has been taken over by Bulgari (Hong Kong) Ltd.

Bulgari S.p.A.

Financial Statements
as at 30 June 2003, 30 June 2002 and
31 December 2002

Bulgari S.p.A.
Balance Sheet as at 30 June 2003, 31 December 2002
and 30 June 2002
(Figures given in thousands of euros)

Assets	30/06/2003	31/12/2002	30/06/2002
A. Receivables from shareholders for unpaid amounts			
B. Long-term assets			
I - Intangible assets:			
1) Organisational and start-up costs	1,403	1,326	1,141
3) Industrial patents and intellectual property rights	4,863	2,565	3,380
6) Construction in progress and advance payments	2,840	5,600	4,332
7) Deferred charges to be amortised	710	502	
Total intangible assets	**9,816**	**9,993**	**8,853**
II - Tangible assets:			
2) Plant and machinery	403	245	127
3) Industrial and commercial equipment	97	36	42
4) Other tangible assets	2,603	2,200	1,809
5) Construction in progress and advance payments			
Total tangible assets	**3,103**	**2,481**	**1,978**
III - Financial assets:			
1) Investments in:			
a) subsidiaries	60,561	60,561	59,926
b) associated companies	7,885	-	-
Total investments	68,446	-	-
2) Receivables:			
a) from subsidiaries due			
within 12 months	364	350	175
d) from others			
within 12 months	16	2	8
after 12 months			
Total receivables	380	352	183
Total financial investments	**68,826**	**60,913**	**60,109**
Total long-term assets (B)	**81,745**	**73,387**	**70,940**
C. Current assets			
II - Receivables:			
1) trade receivables			
within 12 months	2,334	2,414	3,663
2) from subsidiaries			
within 12 months	215,146	236,202	240,347
5) other receivables			
within 12 months	6,014	4,979	5,992
after 12 months	13,300	9,822	11,887
Total others	19,314	14,801	17,879
Total receivables	**236,794**	**253,417**	**261,889**
III - Financial assets not included in long-term assets			
5) Treasury stocks (total face value of 38,000 euros)	2,031	2,623	3,469
Total financial assets not included in long-term assets	**2,031**	**2,623**	**3,469**
IV - Cash and bank balances			
1) Bank and post office deposits	2,232	9,328	1,396
3) Cash and valuable on hand	26	19	31
Total cash and bank balances	**2,258**	**9,347**	**1,427**
Total current assets (C)	**241,083**	**265,387**	**266,785**
D - Accrued income and prepaid expenses			
-Accrued income and prepaid expenses	823	660	852
- Discount on loans	21	44	85
Total accrued income and prepaid expenses	**844**	**704**	**937**
Total assets (A+B+C+D)	**323,672**	**339,478**	**338,662**

Liabilities	30/06/2003	31/12/2002	30/06/2002
A - Shareholders' equity			
I - Share Capital	20,721	20,720	20,715
II - Share premium reserve	111,015	110,317	109,296
III - Revaluation reserve			
IV - Legal reserve	5,762	5,762	5,762
V - Reserve for treasury stock holdings	2,031	2,623	3,469
VI - Statutory reserves			
VII - Other reserves			
Extraordinary reserve	28	28	28
Taxed reserve 1983	145	145	145
Gains on assets contributed	1,933	1,933	1,933
Total other reserves	2,106	2,106	2,106
VIII- Retained earnings	37,755	37,520	37,520
IX - Profit (loss) for the period	14,147	22,139	15,632
Total shareholders' equity (A)	**193,537**	**201,187**	**194,500**
B - Reserves for risks and charges			
2) For taxes	1,020	1,057	966
3) Others	5,466	11,820	14,861
Total reserves for risks and charges (B)	**6,486**	**12,877**	**15,827**
C) Reserve for employee severance pay	**3,012**	**2,643**	**2,395**
D) Payables			
1) Bonds			
due within one year	100,000	100,000	-
due after one year	-	-	100,000
3) Bank overdraft and borrowings			
due within 12 months	451	424	954
due after 12 months	409	613	818
Total bank overdraft and borrowings	860	1,037	1,772
6) Trade payables			
due within 12 months	4,587	5,901	4,009
8) Payable to subsidiaries			
due within 12 months	10,384	10,762	15,829
9) Payable to associate companies			
due within 12 months			
11) Taxes payables			
due within 12 months	1,334	796	996
12) Payable to social security institutions			
due within 12 months	569	620	453
13) Other payables			
due within 12 months	2,419	3,079	2,262
Total payables (D)	**120,153**	**122,195**	**125,321**
E) Accrued liabilities and deferred income	**484**	**576**	**619**
Total liabilities (A+B+C+D+E)	**323,672**	**339,478**	**338,662**

Contingent liabilities and guarantees			
Guarantees issued			
Guarantees to subsidiaries	86,438	104,016	116,205
Fees due	6,185	6,185	4,027
Guarantees received			
Guarantees from third parties	6,974	7,048	7,085
Other:			
factoring		3,451	
futures contracts	22,191	21,578	22,067
Total other	22,191	25,029	22,067
Total contingent liabilities and guarantees	**121,788**	**142,278**	**149,384**

Bulgari S.p.A.
Income statement
for the periods ended 30 June 2003 and 30 June 2002
and for the year ended 31 December 2002
(Figures given in thousands of euros)

	30/06/2003	30/06/2002	31/12/2002
A) Revenues			
1) Revenues from sales and services	**20,753**	**21,003**	**47,265**
5) Other revenues and income	**3,224**	**3,644**	**7,302**
Total revenues (A)	**23,977**	**24,647**	**54,567**
B) Production costs			
7) Services	**5,591**	**6,484**	**13,344**
8) Rental and lease payments	**1,362**	**1,128**	**2,460**
9) Personnel costs	**6,620**	**5,809**	**12,712**
a) wages and salaries	4,518	4,026	8,751
b) social security contributions	1,530	1,292	2,880
c) employee severance pay	369	314	668
e) other costs	203	177	413
10) Amortisation, depreciation and write-downs	**2,883**	**1,789**	**4,344**
a) amortisation of intangible assets:	*1,849*	*1,421*	*3,165*
amortisation of organisation and start-up costs	231	157	400
amortisation of research, development and advertising costs			
amortisation of industrial patents and intellectual property rights	1,520	1,264	2,751
amortisation of other intangible assets	98		14
b) depreciation of tangible assets:	*489*	*368*	*1,179*
depreciation of plant and machinery	75	42	106
depreciation of industrial and commercial equipment	11	8	17
depreciation of other tangible assets	403	318	1,056
c) other write-downs of assets	*545*		
12) Provisions for risks	**5**		**195**
14) Other operating expenses	**616**	**1,524**	**2,254**
Total production costs (B)	**17,077**	**16,734**	**35,309**
Revenues - production costs (A-B)	**6,900**	**7,913**	**19,258**
C) Financial income and expenses			
15) Income from investments			
a) from subsidiaries	22,000	20,000	30,000
c) from securities included in current assets	33		
16) Other financial income			
from subsidiaries	3,556	4,483	8,840
from others	3,990	3,536	6,791
Total other revenues and income	7,546	8,019	15,631
Total financial income	29,579	28,019	45,631
17) Interest and other financial expenses			
from subsidiaries	1	128	133
from banks	78	68	119
bond expenses	3,816	4,089	8,417
from others	2,644	1,303	2,345
Total interest and other financial expenses	6,539	5,588	11,014
Total financial income and (expenses)	**23,040**	**22,431**	**34,617**
D) Adjustments to the value of financial assets			
18) Revaluations			
c) of securities included in current assets that are not investments	131		
19) Write-downs			
a) of investments	15,288	14,114	29,073
c) of securities included in current assets that are not investments			1,135
Total adjustments to the value of financial assets	**(15,157)**	**(14,114)**	**(30,208)**
E) Extraordinary income and expenses	**0**	**0**	**0**
Pre-tax income	**14,783**	**16,230**	**23,667**
22) Income taxes for the period	**636**	**598**	**1,528**
23) Profit for the period	**14,147**	**15,632**	**22,139**

Bulgari S.p.A.
Cash-flow statements
for the periods ended 30 June 2003 and 30 June 2002 and for the year ended 31 December 2002

(Figures given in thousands of euros)

	30/06/2003	31/12/2002	30/06/2002
A. Initial short-term net cash (indebtedness)	**8,923**	**(2,604)**	**(2,604)**
B. Cash flow from (to) operating activities			
Profit for the period	14,147	22,139	15,632
Amortisation / depreciation and write downs of long-term assets	2,884	4,344	1,789
Net book value of assets sold in the year		3	
Write-downs (revaluations) of financial assets	15,157	29,073	14,114
Net change in the reserve for employee severance pay	369	534	286
Other medium/long-term changes in payables	(37)	195	104
Cash flow from operating activities before changes in working capital	32,520	56,288	31,925
(Increase) Decrease in receivables under current assets	17,346	4,602	(4,715)
(Increase) Decrease in trade payables and other liabilities	(1,865)	(5,515)	(3,123)
Net change in accrued income and prepaid expenses	(232)	73	(117)
B. Total cash flow arising from period activities	**47,769**	**55,448**	**23,970**
C. Cash flow from (to) investment activities:			
Long-Term asset investments:			
Intangible	(2,218)	(4,569)	(1,686)
Tangible	(1,111)	(1,781)	(465)
Financial	(29,527)	(18,651)	(16)
C. Total cash flow to investment activities	**(32,856)**	**(25,001)**	**(2,167)**
D. Cash flow of shareholders' equity			
Dividends paid	(21,904)	(18,347)	(18,348)
Change in shareholders' equity following increase in authorised capital and payment of share premium reserve	107	180	
D. Total cash flow of shareholders' equity	**(21,797)**	**(18,167)**	**(18,348)**
E. Cash flow from (to) financial activities			
Net change in financial receivables due after 12 months	(28)	(344)	(175)
Net change in financial payables due after 12 months	(100,204)	(100,409)	(203)
Transfer of financial payables from due after to due within 12 months	100,000	100,000	
E. Total cash flow to financial activities	**(232)**	**(753)**	**(378)**
F. Cash flow for the year (B+C+D+E)	**(7,116)**	**11,527**	**3,077**
G. Final short-term net cash (indebtedness) (A+F)	**1,807**	**8,923**	**473**

Bulgari S.p.A.

Notes to the Financial Statements for the period ended 30 June 2003

BULGARI S.p.A.

Notes to the Financial Statements for the period ended 30 June 2003

GENERAL PRINCIPLES

The financial statements were prepared in accordance with the Italian Civil Code and with the accounting principles drawn up by the National Association of Public Accountants and, where not specified by the latter, with those of the International Accounting Standards Committee (IASC). These financial statements consist of the balance sheet (prepared in accordance with the layout set out in Articles 2424 and 2424 bis of the Civil Code) and the income statement (drawn up in accordance the layout set out in Articles 2425 and 2425 bis of the Civil Code). The criteria laid down in Consob resolutions and recommendations were followed. For the purposes of providing a better informative report, a cash-flow statement has also been included.

The purpose of these comments is to illustrate, analyse and, in some cases, supplement the figures given in the financial statements relating to the principal items of the Balance Sheet and the Income Statement. They also provide any additional information considered necessary to give a true and fair picture, even where such information is not specifically required by law. In order to provide a full comparison, the corresponding amounts for the year ended 31 December 2002 and for the period ended 30 June 2002 have been given for each individual item in the balance sheet and the income statement.

Unless otherwise indicated, amounts are expressed in thousands of euros and items with a value of zero have been omitted.

VALUATION PRINCIPLES

The most important valuation principles, applied in drawing up these financial statements in a manner consistent with their use in the annual financial statements, are set out below.

Intangible assets

Intangible assets are entered at the cost of acquisition, including incidental expenses, and are systematically amortised over their expected future useful lives over a maximum period of five years from the date of their capitalisation, with the exception of the costs relating to the procurement of the office lease agreement, which are amortised for the duration of the lease.

"Start-up and expansion costs" have been entered under this item and are amortised over five years. The costs related to intellectual property rights relate to application software legally protected against reproduction and are amortised over three years.

The amount entered is net of the corresponding amortisation funds.

Intangible assets are devalued when their value becomes permanently less than their remaining usefulness. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted amortisation.

Tangible assets

Tangible assets are entered at the cost of acquisition, including any directly attributable incidental expenses.

These assets are systematically depreciated each year on a straight-line basis using economic and technical rates determined in relation to the estimated useful life of the assets. The rates applied are shown in the section corresponding to the comments on the assets.

For assets acquired during the course of the year, the rate of depreciation is reduced to 50%.

Ordinary maintenance costs are fully charged to the income statement. Any costs for maintenance that result in improvements are added to the value of the corresponding assets and depreciated over their remaining useful lives.
The costs of improvements made to premises owned by third parties are depreciated over the remaining term of the lease.
The amount shown excludes the respective depreciation funds.
Tangible assets are devalued when their value is permanently less than the remaining possibility of use. If, in subsequent years, the basis for the write-down is no longer applicable, the original value is reinstated, less adjusted depreciation.

Financial investments

Investments are valued at the cost of acquisition. Investments in foreign currencies have been converted to the accounting currency at the exchange rate in effect on the date of their acquisition.
The cost is reduced to reflect permanent losses in value in the event that the associate companies have sustained losses and a profit sufficiently large to reabsorb the losses is not immediately foreseeable. The original value is reinstated in subsequent years if the reasons for the write-down made are no longer applicable.
As at 31 December 2002 all the investments were in companies not listed on the stock exchange.

Receivables and payables

Receivables are recorded at their presumed realisation value, which is the difference between their face value and the appropriations made to the bad debt reserve, which directly decrease the amount of the assets to which they relate.
Payables are entered at their face value.
Receivables and payables originally expressed in a foreign currency are converted into euros at the historical exchange rates in effect at the time of the transactions concerned. Exchange rate differences generated when foreign currency receivables are cashed or foreign currency payables are paid are entered in the income statement.
In accordance with the criteria set out in accounting principle no. 26 of the Accounting Standards Board and as permitted by Article 2426, subsection 2, of the Civil Code, if, after taking account of the hedging agreements, a net loss arises following the conversion, at the rates in force on the balance-sheet date, of receivables and payables expressed in foreign currency and falling due within one year, this is assessed and reflected in the income statement for the year.
However, if there is a net profit, it will be assessed and reflected in the income statement for the period with a consequent revaluation of the respective receivables and payables entered in the balance sheet.
Receivables and payables expressed in foreign currency and specifically hedged against exchange risks are entered at the rate of exchange defined through hedging transactions.

Accruals and prepayments

In accordance with the principle of accruals accounting, portions of costs and revenues common to two or more financial years are recorded under these items.

Reserves for risks and charges

Reserves for risks and charges are set up to cover certain or probable negative entries, the amount and date of occurrence of which cannot be determined at the end of the year. These appropriations reflect a realistic estimate of the expenses that will be incurred on the basis of available information.

Reserve for employee severance pay
The reserve for employee severance pay is set aside to cover all liabilities accrued vis-à-vis employees under current legislation and collective labour agreements, and is stated net of advances already paid. These liabilities are subject to an index-based revaluation.

Contingent liabilities and guarantees
Guarantees and other securities issued and commitments assumed vis-à-vis third parties are entered in the amount corresponding to the commitments assumed by the Group on the balance-sheet date. Commitments on derivatives contracts that do not involve exchanges of assets are recorded at the reference face value. The related expenses or income (discounts or premiums) from derivatives contracts are reflected in the income statement in accordance with the accrual principle.
Guarantees and commitments expressed in foreign currencies are shown in their euro equivalent at the exchange rate in effect as at 30 June 2003.

Revenues and costs
Revenues and costs are shown in the income statement, in accordance with the principle of accruals accounting.

Dividends
Dividends and the associated tax credit are recorded in the year during which the dividends are actually collected.

Income taxes for the year
Taxes are recorded on the basis of the estimated taxable income, in accordance with the provisions in force. Any taxes owed on tax suspension reserves will be calculated at the time the decision is made to distribute profits, reserves and funds, in order to reduce them.

Deferred and prepaid taxes
Deferred and prepaid taxes are recorded on the basis of the temporary differences between the amounts shown in the financial statements and the amounts acknowledged for tax purposes. Prepaid taxes are recorded only if there is reasonable certainty of their recovery. The amounts shown in the financial statements comply with the criteria set forth in accounting principle no. 25 of the Accounting Standards Board.

Other information
It is pointed out that, in order to achieve a better exposure of the cost items of the income statement, contingent liabilities, arising from the company's ordinary activity, have been reclassified from the item "Other extraordinary expenses" to "Sundry operating expenses".

Exceptions under subsection 4 of Article 2423 of the Civil Code.
There were no exceptions under subsection 4 of Article 2423 of the Civil Code.

INFORMATION ON THE BALANCE SHEET

BALANCE SHEET – ASSETS

Long-term assets
For each of the three types of assets (intangible, tangible, and financial investments), the special tables below show for each item the historical costs, the amortisation and depreciation funds, movements during the year and the closing balances.

Intangible assets
Net balance as at 30/06/2003: 9,816,000 euros
Net balance as at 31/12/2002: 9,993,000 euros
Net balance as at 30/06/2002: 8,853,000 euros

Description	Historical cost as at 31/12/02	Amort-isation fund	Net balance as at 31/12/02	Increases	Changes	Amort-isation write-downs	Historical cost as at 30/06/03	Amort-isation fund	Net balance as at 30/06/03
Organisation and Start-up costs:									
-authorised capital increase costs	1,029	(1,000)	29			(8)	1,029	(1,008)	21
- Bulgari Hotels &Resorts costs	1,925	(628)	1,297	308		(223)	2,233	(851)	1,382
Total	2,954	(1,628)	1,326	308		(231)	3,262	(1,859)	1,403
Industrial patents and intellectual property rights	11,866	(9,301)	2,565	922	2,896	(1,520)	15,684	(10,821)	4,863
Assets under construction and advance payments	5,600		5,600	681	(2,896)	(545)	2,840		2,840
Deferred charges to be amortised	516	(14)	502	306		(98)	822	(112)	710
TOTAL	20,936	(10,943)	9,993	2,217		(2,394)	22,608	12,792	9,816

The total value of intangible assets is 9,816,000 euros, showing a decrease of 177,000 euros on the value posted as at 31 December 2002.

Amortisation was 2,394,000 euros whilst recorded increases totalled 2,217,000 euros, of which 306,000 euros correspond to construction in progress.

"Organisation and start-up and expansion costs", amounting to 1,403,000 euros, includes the costs related to capital increase transactions and the consultancy costs related to the Bulgari Hotels & Resorts project for the implementation of the project itself as well as associated costs. These costs are capitalised and amortised over a period of five years.

"Industrial patents and intellectual property rights", amounting to 4,863,000 euros, includes the application software rights for the management of various corporate activities and is mainly made up of investments for an integrated application software package and related implementation and development costs. These costs are amortised over a period of three years and are, on the whole, charged to other Group companies on the basis of specific contracts.

"Construction in progress and advance payments", amounting to 2,840,000 euros, relates to the costs sustained for the development of integrated application software for procedures which were still in the implementation stage on the balance sheet date.

"Deferred charges to be amortised" amounting to 710,000 euros, relates to the costs incurred in taking over the lease for the new administrative offices and General Management offices situated in Rome and to the contribution for the costs of restructuring, fitting out and furnishing the franchise stores in Moscow. These costs are amortised over the term of the respective lease and brand license agreements.

Tangible assets
Net balance as at 30/06/2003: 3,103,000 euros
Net balance as at 31/12/2002: 2,481,000 euros
Net balance as at 30/06/2002: 1,978,000 euros

Description	Historical cost as at 31/12/02	Deprec-iation fund	Net balance as at 31/12/02	Increases	Decreases	Deprec-iation	Uses of fund	Historical cost as at 30/06/03	Deprec-iation fund	Net balance as at 30/06/03
Plant and machinery	867	(622)	245	233	-	(75)	-	1,100	(697)	403
Industrial and commercial equipment	417	(381)	36	72	-	(11)	-	489	(392)	97
Other tangible assets:										
Electronic equipment	4,045	(2,970)	1,075	284	-	(258)	-	4,329	(3,228)	1,101
Premises improvements	2,419	(1,713)	706	497	-	(95)	-	2,916	(1,808)	1,108
Other	1,615	(1,196)	419	25	-	(50)	-	1,640	(1,246)	394
Total other tangible assets	8,079	(5,879)	2,200	806	-	(403)	-	8,885	(6,282)	2,603
TOTAL	9,363	(6,882)	2,481	1,111	-	(489)	-	10,474	(7,371)	3,103
(*) of which in advance		(1,441)							(1,441)	

The total value of tangible assets is 3,103,000 euros, a net increase of 622,000 euros since 31 December 2002. These consist of:

"Plant and machinery" relates to alarm and communication systems. The total value is 403,000 euros, down by 158,000 euros. Purchases recorded in the period totalled 233,000 euros;

"Industrial and commercial equipment" totals 97,000 euros, an increase of 61,000 euros, and mainly relates to various equipment and additional materials for setting up displays and show-cases. Purchases recorded in the period totalled 72,000 euros;

"Other tangible assets" totals 2,603,000 euros, an increase of 403,000 euros, and consists of furniture, furnishings and office machinery, electronic equipment, vehicles and amounts spent on improvements to leased premises. Investments made in the period amount to 806,000 euros of which 497,000 euros was spent on refurbishing offices and premises and 284,000 euros on purchasing electronic equipment such as servers and printers.

Depreciation made during the period in relation to tangible assets amounted to 489,000 euros, as shown in the table and calculated on the basis of the following rates:

Plant and machinery	25% - 30%
Industrial and commercial equipment	15%
Other tangible assets:	
- Office electronic equipment	20%
- Office furniture and equipment	12%
- Vehicles	25%
- Furnishings	15%

Improvements made to leased premises are recorded at cost and are depreciated over the remaining term of the lease.

The various depreciation rates applied to the "plant and machinery" category relate to special communications systems and alarm systems respectively.

No accelerated depreciation was allocated during the period.

Financial investments

Investments in subsidiaries
Net balance as at 30/06/2003: 60,561,000 euros
Net balance as at 31/12/2002: 60,561,000 euros
Net balance as at 30/06/2002: 59,926,000 euros

Investments in subsidiaries	% owned	Balance as at 31/12/02	Increases	Decreases	Balance as at 30/06/03
Bulgari Italia S.p.A.	100%	9,520			9,520
Bulgari Gioielli S.p.A.	100%	2,593			2,593
Bulgari Parfums Italia S.p.A.	100%	1,035			1,035
Bulgari International Corp. N.V.	100%	46,610			46,610
Bulgari Netherlands B.V.	100%	-	9,822	(9,822)	-
Bulgari (Luxembourg) S.A.	100%	717			717
Bulgari Milan Hotel Leasing Co. S.r.l.	3.25%	32			32
Bulgari Portugal Lda	100%	53			53
Total subsidiaries		**60,561**	**9,822**	**(9,822)**	**60,561**

The value of investments in subsidiaries as at 30 June 2003 is 60,561,000 euros, no change on the amount posted as at 31 December 2002.
The movement recorded in the period relates to a capital contribution made in favour of Bulgari Netherlands B.V. in a total amount of 21,641,000 euros of which 11,819,000 euros were used to pay off the hedging fund for subsidiary losses of the same amount and 9,822,000 euros were used to increase the value of the investment.
At the close of the period, in view of the loss of 15,288,000 euros recorded as at 30 June 2003 by Bulgari Netherlands B.V., considered to be lasting, the investment was devalued by 9,822,000 euros to zero and the corresponding difference of 5,466,000 euros was posted to the hedging fund for subsidiary losses under "Reserves for risks and charges" in the liabilities section of the balance sheet.

Investments in associate companies

Net balance as at 30/06/2003: 7,885,000 euros
Net balance as at 31/12/2002: zero
Net balance as at 30/06/2002: zero

The 7,885,000 euros posted as at 30 June 2003 relates entirely to the 50% takeover of the authorised capital of Crova S.p.A., which took place in February 2003. Crova S.p.A. is a company that produces top-of-the-range jewellery and watches.

Receivables from subsidiaries
Net balance as at 30/06/2003: 364,000 euros
Net balance as at 31/12/2002: 350,000 euros
Net balance as at 30/06/2002: 175,000 euros

The total value of this item, 364,000 euros, includes the financial loan, due after one year, granted to Bulgari Milan Hotel Leasing Company S.r.l. and relates to two long-term loans of 175,000 euros

each, plus interest, at a rate of 6.50% and 6.42% respectively, granted in accordance with the agreements signed with the Marriott Group.

Other receivables
Net balance as at 30/06/2003: 16,000 euros
Net balance as at 31/12/2002: 2,000 euros
Net balance as at 30/06/2002: 8,000 euros

"Other receivables", totalling 16,000 euros, (2,000 euros as at 31 December 2002) relates to security deposits paid for various uses.

CURRENT ASSETS

Receivables

TRADE RECEIVABLES
Net balance as at 30/06/2003: 2,334,000 euros
Net balance as at 31/12/2002: 2,414,000 euros
Net balance as at 30/06/2002: 3,663,000 euros

This item amounts to 2,334,000 euros (2,414,000 euros as at 31 December 2002) and consists entirely of trade receivables due within 12 months essentially relating to royalties claimed from companies licensed to use the BVLGARI trademark. This item, as shown in the following table, excludes provisions for bad debts of 492,000 euros.

Description	30/06/2003	31/12/2002
Trade receivables	2,826	2,906
- provisions for bad debts	(492)	(492)
Total trade receivables	2,334	2,414

Receivables from subsidiaries
Net balance as at 30/06/2003: 215,146,000 euros
Net balance as at 31/12/2002: 236,202,000 euros
Net balance as at 30/06/2002: 240,347,000 euros

As at 30 June 2003, this item amounts to 215,146,000 euros compared with 236,202,000 euros as at 31 December 2002, thus recording a decrease of 21,056,000 euros. It consists of current receivables from subsidiaries and is broken down as follows:

Description	30/06/2003	31/12/2002
Financial loans	188,984	203,588
Trade receivables	24,030	30,592
Other receivables	2,132	2,022
Total receivables from subsidiaries	215,146	236,202

Financial loans totalling 188,984,000 euros mainly consist of receivables from intra-group current accounts denominated in euros and in foreign currency arising from the centralised treasury management of the Italian subsidiaries and from short-term loans granted to subsidiaries.

Receivables from intra-group current accounts, totalling 110,291,000 euros, are principally claimed from Bulgari Italia S.p.A. (82,478,000 euros) and Bulgari Gioielli S.p.A. (23,968,000 euros).
Receivables from short-term loans, all with maturity at sight, total 79,850,000 euros and are principally claimed from Bulgari International Corporation N.V.
These loans denominated in euros or foreign currency are set at the market rates for demand accounts.

Trade receivables of 24,030,000 euros relate, on the whole, to royalties receivable for use of the trademark and to receivables for services provided.

"Other receivables", amounting to 2,132,000 euros, relates entirely to an amount paid to Bulgari Parfums Italia S.p.A. for payables transferred under the Group's VAT payment.

Other receivables

Other receivables

Net balance as at 30/06/2003: 19,314,000 euros
Net balance as at 31/12/2002: 14,801,000 euros
Net balance as at 30/06/2002: 17,879,000 euros

The balance posted as at 30 June 2003 shows an increase of 4,513,000 euros on 31 December 2002. Particular note should be taken of the fact that corporate income tax receivables are up by 727,000 euros as a result of the recording of witholdings made on income generated abroad during the first half of the year and that VAT receivables due after 12 months increased by 3,478,000 euros, following the failure on the part of the Tax Authorities to reimburse the VAT credit for the 1997 financial year, which was expected for the first months of 2003 and previously sold with recourse at the end of the 2002 financial year. It should be pointed out that this credit was collected in August 2003.

The following table shows the composition of this item in detail.

Description	30/06/03	31/12/02
Due within one year:		
Corporate Income Tax receivables	4,220	3,493
VAT receivables	1,532	1,292
Receivables from Tax Authorities (Law 662/96)	100	103
Receivables from revaluations of foreign currency transactions	65	49
Other sundry receivables	97	42
Advances to suppliers		-
Total due within 12 months	6,014	4,979
Due after one year:		
Refund of VAT credit	13,300	9,822
Total due after 12 months	13,300	9,822
Total other receivables	19,314	14,801

Assets not included in long-term assets

Treasury stock holdings

Net balance as at 30/06/2003: 2,031,000 euros
Net balance as at 31/12/2002: 2,623,000 euros
Net balance as at 30/06/2002: 3,469,000 euros

The amount posted as at 30 June 2003, totalling 2,031,000 euros, relates to purchases of treasury stocks made according to the limits and conditions specified in special meeting decisions.
The number of treasury stock holdings at the close of the period is 420,313 each with a face value of 0.07 euros. The corresponding proportion of the authorised capital as at 30 June 2003 amounts to 29,000 euros.
At the close of the period, the value of the treasury stocks was adjusted to the market value of the stock equal to 4.831 euros, generating a surplus of 131,000 euros which is reflected in the income statement under "Adjustments to the value of financial assets".

Cash and bank balances
Net balance as at 30/06/2003: 2,558,000 euros
Net balance as at 31/12/2002: 9,347,000 euros
Net balance as at 30/06/2002: 1,427,000 euros

Cash and bank balances as at 30 June 2003 total 2,258,000 euros, representing a fall of 7,089,000 euros compared with the year ended 31 December 2002. This decrease is due to less cash on current accounts as shown below.

Description	30/06/03	31/12/02
Bank deposits	2,232	9,328
Cash on hand and cash assets	26	19
Total	2,258	9,347

Accrued income and prepaid expenses

Accrued income and prepaid expenses
Net balance as at 30/06/2003: 844,000 euros
Net balance as at 31/12/2002: 704,000 euros
Net balance as at 30/06/2002: 937,000 euros

Accrued income and prepaid expenses amount to 844,000 euros, an increase of 140,000 euros on the 704,000 euros recorded as at 31 December 2002.
This item is made up of accrued income relating to premiums on interest rate hedging transactions corresponding to the 100 million euro bond and to accrued income on futures contracts.

As for prepaid expenses, these relate to prepayments on leases, on insurance premiums and on maintenance and leasing fees. Also included are prepaid expenses relating to incidental expenses and an issue premium corresponding to the aforementioned bond, incurred during 2000 year and not relating to this period, as best illustrated below in the comment under the item "Bonds payable".

Description	30/06/03	31/12/02
Accrued income	165	227
Prepaid expenses:		
- lease payments, insurance premiums and others	627	369
- costs and fees relating to the bond	31	64
- issue discount on the bond	21	44
Total prepaid expenses	679	477
Total accrued income and prepaid expenses	844	704

LIABILITIES

Shareholders' equity
Balance as at 30/06/2003: 193,537,000 euros
Balance as at 31/12/2002: 201,187,000 euros
Balance as at 30/06/2002: 194,500,000 euros

Movements in the items comprising the shareholders' equity are shown in the table attached to these statements.
Comments on the main items comprising shareholders' equity and their changes are given below:

Authorised capital
Balance as at 30/06/2003: 20,721,000 euros
Balance as at 31/12/2002: 20,720,000 euros
Balance as at 30/06/2002: 20,715,000 euros

The authorised capital, fully subscribed and paid up, is 20,721,000 euros and is made up of 296,020,840 shares each with a face value of 0.07 euros.
In the first half of 2003, a total of 25,920 new ordinary shares were issued (ownership from 1 January 2003) following the exercise of share option rights under the stock option plan reserved for some employees, with a consequent increase of approximately 1,000 euros in the authorised capital.
As at 30 June 2003, the authorised capital therefore consisted of 296,020,840 shares each with a face value of 0.07 euros.

Share premium reserve
Balance as at 30/06/2003: 111,015,000 euros
Balance as at 31/12/2002: 110,317,000 euros
Balance as at 30/06/2002: 109,296,000 euros

The value of the share premium reserve, as at 30 June 2003, had increased by 698,000 euros since the end of the previous year.
The increase recorded was generated as follows:
- 592,000 euros following the adjustment of the reserve for treasury stock holdings, pursuant to Article 2357 ter of the Civil Code, in line with the revalued value of treasury stock holdings posted under the assets section of the balance sheet;
- 106,000 euros, arising from the increase in the authorised capital following the issue of 25,920 new shares, associated with the exercise of share option rights under the aforementioned stock option plan.

Legal reserve
Balance as at 30/06/2003: 5,762,000 euros
Balance as at 31/12/2002: 5,762,000 euros
Balance as at 30/06/2002: 5,762,000 euros

As at 30 June 2003, the legal reserve of 5,762,000 euros is unchanged with respect to the amount posted in the financial statements for the year ended 31 December 2002.

Reserve for treasury stock holdings
Balance as at 30/06/2003: 2,031,000 euros
Balance as at 31/12/2002: 2,623,000 euros
Balance as at 30/06/2002: 3,469,000 euros

As at 30 June 2003, the reserve for treasury stock holdings, formed pursuant to Article 2357 ter of the Civil Code, totals 2,031,000 euros and corresponds to the purchase of 420,313 treasury stocks made according to the limits and conditions specified in special meeting decisions.
At the end of the period, the value of the shares was adjusted to the market value of the stock equal to 4.831 euros, and a revaluation of 131,000 euros was thus performed with a consequent adjustment of the Reserve for treasury stock holdings.
The proportion of the authorised capital as at 30 June 2003 amounts to 29,000 euros.

Other reserves
Balance as at 30/06/2003: 2,106,000 euros
Balance as at 31/12/2002: 2,106,000 euros
Balance as at 30/06/2002: 2,106,000 euros

The breakdown of the item in question, which shows no change from December 31, 2002, is as follows:

Description	30/06/03	31/12/02
1. Extraordinary reserve	28	28
2. Taxed reserve 1983	145	145
3. Gains on assets contributed (Law No. 576/1975)	1,933	1,933
Total	2,106	2,106

Retained earnings
Balance as at 30/06/2003: 37,755,000 euros
Balance as at 31/12/2002: 37,520,000 euros
Balance as at 30/06/2002: 37,520,000 euros

This item includes earnings carried forward from previous years. The amount shown in the balance sheet is up by 235,000 euros on the figure recorded as at 31 December 2002 as a result of the allocation to this reserve of the remaining part of the net income for the year 2002, as approved by the meeting of shareholders held on 29 April 2003.

Reserves for risks and charges
Balance as at 30/06/2003: 6,486,000 euros
Balance as at 31/12/2002: 12,877,000 euros
Balance as at 30/06/2002: 15,827,000 euros

This item amounts to 6,486,000 euros compared with 12,877,000 euros at 31 December 2002. The difference recorded predominantly relates to the hedging fund for subsidiary losses, as shown in the following table:

Description	Balance as at 31/12/02	Advance payments made	Net balance as at 31/12/02	Prov-isions	Use of reserve	Net balance as at 30/06/03
Reserves for risks and charges:						
Reserve for taxes	1,089	(32)	1,057	4	41	1,020
Other:						
-hedging fund for subsidiary losses	11,820	-	11,820	5,466	11,820	5,466
Total	12,909	(32)	12,877	5,470	11,861	6,486

Reserve for taxes:
The reserve for taxes, totalling 1,020,000 euros, is allocated as a precaution in the light of the notices of assessment for adjustment of the income tax returns for the years 1988, 1989 and 1990 (876,000 euros) and in view of a record of dispute issued by the Tax Police for the years 1999, 2000 and 2001 (144,000 euros).
With respect to the notices of assessment, separate appeals are pending and, in particular, we point out the following:
- in relation to the year 1988, the Provincial Tax Commission of Rome has accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1989, the Provincial Tax Commission of Rome has partly accepted the appeal submitted and it is currently pending before the Regional Commission;
- in relation to the year 1990, the Regional Commission, in January 2003, accepting the company's interlocutory appeal and in total rejection of the judgment contested, declared that the notice of assessment was null and void.

Hedging fund for subsidiary losses:
This item amounts to 5,466,000 euros compared with 11,820,000 euros in the previous year and refers entirely to the period losses recorded by Bulgari Netherlands B.V..

Reserve for employee severance pay
Balance as at 30/06/2003: 3,012,000 euros
Balance as at 31/12/2002: 2,643,000 euros
Balance as at 30/06/2002: 2,395,000 euros

This reserve, allocated pursuant to Article 2120 of the Civil Code, is calculated in accordance with Law 482/85. Movements in the fund during the period are as follows:

Description	31/12/02	Increases	Payments made	30/06/03
ESP reserve	3,027	396	(49)	3,374
Advances on ESP	(384)	-	22	(362)
Net ESP reserve	2,643	396	(27)	3,012

Payables

Bonds
Balance as at 30/06/2003: 100,000,000 euros
Balance as at 31/12/2002: 100,000,000 euros
Balance as at 30/06/2002: 100,000,000 euros

Bonds due within 12 months:
This item, showing no change from the balance posted as at 31 December 2002, amounts to 100,000,000 euros and represents the amount payable in relation to the bond with the same face value, which was issued on 5 December 2000, with maturity on 5 December 2003, at the Euribor 6-month interest rate +0.50%. The issue price was 99.862% of the face value. The issue discount and the incidental costs incurred were divided and charged to the income statement based on the term of the loan.

Bank overdraft and borrowings
Balance as at 30/06/2003: 860,000 euros
Balance as at 31/12/2002: 1,037,000 euros
Balance as at 30/06/2002: 1,772,000 euros

Bank overdraft and borrowings is broken down as follows:

Description	Within one year	Between 1 and 5 years	After 5 years	Total 30/06/03	Total 31/12/02
Overdrawn current accounts and unsecured loans	42	-	-	42	15
Secured loans	409	409	-	818	1,022
Total	451	409	-	860	1,037

This item, totalling 860,000 euros, has seen a fall of 177,000 euros on its value as at 31 December 2002. This decrease is substantially due to the repayment of an instalment of the secured loan granted by Simist S.p.A., paid out in several tranches, repayable in half-yearly instalments and secured by bank guarantee. The preferential rate applied to the loan is an annual effective rate of 2.46% and the final maturity of this loan is set at 27 May 2005.

Trade payables
Balance as at 30/06/2003: 4,587,000 euros
Balance as at 31/12/2002: 5,091,000 euros
Balance as at 30/06/2002: 4,009,000 euros

As at 30 June 2003, trade payables totalled 4,587,000 euros compared with 5,091,000 euros for the year ended 31 December 2002. This item incorporates commercial payables including payables for invoices to be received corresponding to the period.

Payable to subsidiaries
Balance as at 30/06/2003: 10,384,000 euros
Balance as at 31/12/2002: 10,762,000 euros
Balance as at 30/06/2002: 15,829,000 euros

The breakdown of "payable to subsidiaries" is given below:

Description	30/06/03	31/12/02
Sundry payables	10,133	10,382
Other trade payables	251	380
Total	10,384	10,762

At the close of the first half of 2003, amounts payable to subsidiaries total 10,384,000 euros, a decrease of 378,000 euros on the end of the 2002 financial year.
"Sundry payables", totalling 10,133,000 euros (10,382,000 euros as at 31 December 2002), consists of VAT receivables transferred from Italian subsidiaries for the purposes of the Group VAT payment.
Trade payables to subsidiaries amount to 251,000 euros compared with 380,000 euros at the end of 2002. This item also includes amounts payable to subsidiaries for invoices to be received corresponding to the first half of 2003.

Taxes payables
Balance as at 30/06/2003: 1,334,000 euros
Balance as at 31/12/2002: 796,000 euros
Balance as at 30/06/2002: 996,000 euros

This item, totalling 1,334,000 euros, (796,000 euros at the end of the previous year) includes amounts payable all of which are due within 12 months.
A breakdown is given below:

Description	30/06/03	31/12/02
Amounts payable for:		
Local income tax (IRAP)	712	76
Personal income tax withheld at source	378	462
Other payables	244	258
Total	1,334	796

The local income tax (IRAP) liability, totalling 712,000 euros (76,000 euros as at 31 December 2002), is recorded net of advance payments of 1,452,000 euros made for the year 2002. The increase of 636,000 euros relates to the period provision made at the close of the first half of 2003.
Personal income tax withheld at source, totalling 378,000 euros, relates to withholdings made in June 2003, on salaries paid and on fees disbursed to self-employed persons and freelance workers. These were paid in July 2003.
"Other payables", totalling 244,000 euros, includes the amount set aside in view of the tax amnesty for previous years as specified in Article 8 of Law 289 of 27 December 2002.

Payable to social security institutions
Balance as at 30/06/2003: 569,000 euros
Balance as at 31/12/2002: 620,000 euros
Balance as at 30/06/2002: 453,000 euros

Amounts payable to social security institutions totalled 569,000 euros, all due within 12 months. This item refers to amounts payable to these institutions for contributions by both the Company and its employees, owed on salaries earned in June 2003 and paid in July 2003.

Other payables
Balance as at 30/06/2003: 2,419,000 euros
Balance as at 31/12/2002: 3,079,000 euros
Balance as at 30/06/2002: 2,262,000 euros

This item, also showing all payables due within 12 months, amounts to 2,419,000 euros and is broken down as follows:

Description	30/06/03	31/12/02
Wages and salaries due to employees	1,378	1,556
Amounts payable to directors	372	648
Charges on salaries to be paid	367	404
Payables to shareholders for dividends	185	142
Other payables	117	329
Total	2,419	3,079

Accrued liabilities and deferred income

Accrued liabilities and deferred income
Balance as at 30/06/2003: 484,000 euros
Balance as at 31/12/2002: 576,000 euros
Balance as at 30/06/2002: 619,000 euros

The balance of accrued liabilities and deferred income as at 30 June 2003, totals 484,000 euros compared with 576,000 euros in the previous year and these relate entirely to accrued liabilities.
This item almost entirely corresponds to interest payable and premiums payable on hedging transactions in relation to the aforementioned 100 million euro bond pertaining to the period.

CONTINGENT LIABILITIES AND GUARANTEES

Balance as at 30/06/2003: 121,788,000 euros
Balance as at 31/12/2002: 142,278,000 euros
Balance as at 30/06/2002: 149,384,000 euros

Details of this item are shown in the balance sheet statements to which reference should be made.
"Guarantees issued" refers to guarantees issued to Credit Institutions in relation to credit lines granted to subsidiaries.

"Fees due" includes lease payments for the Company's General Management offices and administrative offices and long-term lease payments on company cars.
"Guarantees received" mainly relates to a guarantee issued in favour of the Company by Credit Institutions in relation to the aforementioned loan granted by Simest S.p.A., and to bank guarantees issued in favour of the Tax Authorities for VAT refunds requested.
The item "Other" includes commitments for futures transactions in relation to contracts signed with various Credit Institutions for forward sale transactions designed to hedge against foreign exchange risk on financial credits and trade receivables.

INFORMATION ON THE INCOME STATEMENT

REVENUES

Revenues from sales and services
Amount for 1st half of 2003: 20,753,000 euros
Amount for 1st half of 2002: 21,003,000 euros
Amount for 2002 financial year: 47,265,000 euros

Revenues from sales and services for the period amount to 20,753,000 euros compared with 21,003,000 euros as at 30 June 2003, a decrease of 250,000 euros. These are broken down as follows:

Description	30/06/03	30/06/02
Revenues for use of trademark:		
Royalties from Group companies	17,270	17,331
Royalties from thied-party companies	2,916	3,093
Total revenues for use of trademark	20,186	20,424
Revenues from services:		
Services provided to Group companies	567	579
Total revenues from royalties and services	20,753	21,003

As at 30 June 2003, total revenues for the use of the trademark amount to 20,186,000 euros, a decrease of 238,000 euros on the first half of the 2002 financial year (-1% approximately). At equal exchange rates, revenues would have recorded an increase of approximately 6% compared with the first half of 2002.
Revenues earned from royalties paid by Group companies for the licence to use the trademark amount to 17,270,000 euros, compared with 17,331,000 euros as at 30 June last year whilst royalties from third party companies, including revenues received by Luxottica S.p.A. and by Rosenthal Italia, total 2,916,000 euros (3,093,000 euros as at 30 June 2002).

Business conducted with Group companies in the first half of 2003, governed by special contracts, generated services revenues of 567,000 euros compared with 579,000 euros in the first half of 2002.

The breakdown of revenues for sales and services by geographical area of allocation has already been presented in the Performance Report to which reference can be made.

Other revenues and income
Amount for 1st half of 2003: 3,224,000 euros
Amount for 1st half of 2002: 3,644,000 euros
Amount for 2002 financial year: 7,302,000 euros

"Other income and revenues" totals 3,224,000 euros and mainly includes operating revenues from Group companies. These mostly consist of the recovery of the expenses for application software, including the costs of using the licence and related development and implementation costs as well as revenues from agreements for the subleasing of premises and offices signed with Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A.
These agreements with subsidiaries are governed by specific contracts drawn up between the parties.
"Extraordinary income" relates to the greater provisions of costs made in the previous financial year.
The following table shows the breakdown for this item:

Description	30/06/03	30/06/02
Recovery of operating costs to group companies	2,981	3,034
Extraordinary income	113	330
Other income	130	280
Total sundry revenues and income	3,224	3,644

Production costs

Costs for services
Amount for 1st half of 2003: 5,591,000 euros
Amount for 1st half of 2002: 6,484,000 euros
Amount for 2002 financial year: 13,344,000 euros

Costs for services as at 30 June 2003 amount to 5,591,000 euros, a decrease of 893,000 euros compared with 30 June 2002.
The following table gives details of the most significant entries under this item:

Description	30/06/03	30/06/02
Advertising and promotion costs	1,135	1,673
Costs of technical, organisational, legal, tax, and administrative consultancy services	940	1,303
Fees paid to directors and statutory auditors	1,254	1,319
Services for employees and for the Board of Directors	959	1,013
Protection and registration of trademarks and designs	326	276
Energy, telephone and communications costs	197	173
Maintenance	352	297
Insurance	58	91
Other services	370	339
Total	5,591	6,484

Advertising and promotion costs relate to the sponsorship of international events and exhibitions, promotion of the BVLGARI name through national and international cinematographic productions and the purchase of advertising spaces in international magazines.
External costs for services essentially relate to tax, legal, technical, commercial and administrative consultancy, costs of IT consultancy and consultancy costs in relation to organisation, development and staff training.
Fees paid to Directors and Statutory Auditors include fees of 911,000 euros paid to Directors and 48,000 euros paid to the Statutory Auditors
Costs of services for personnel and administrative bodies include the costs and reimbursement of travel and business expenses for employees and members of the Board of Directors.

Rental and lease payments
Amount for 1st half of 2003: 1,362,000 euros
Amount for 1st half of 2002: 1,128,000 euros
Amount for 2002 financial year: 2,460,000 euros

Rental and lease payments totalled 1,362,000 euros, an increase of 234,000 euros compared with the amount recorded on 31 December 2002.
The item includes:
lease payments on the premises used as the registered office and the General Management and administrative offices of the Company and incidental costs totalling 689,000 euros (572,000 euros as at 30 June 2002);
lease payments for company cars and office equipment totalling 201,000 euros (167,000 euros as at 30 June 2002);
lease payments for computers, servers and software totalling 472,000 euros (389,000 euros as at 30 June 2002).
This item is recorded gross of the recoveries made as a result of the agreements for the subleasing of the office buildings relating to Bulgari Gioielli S.p.A. and Bulgari Parfums Italia S.p.A..

Personnel costs
Amount for 1st half of 2003: 6,620,000 euros
Amount for 1st half of 2002: 5,809,000 euros
Amount for 2002 financial year: 12,712,000 euros

A detailed breakdown for each individual item of these costs has already been provided in the income statement to which reference can be made.
The total amount of personnel costs is 6,620,000 euros, an overall increase of 811,000 euros compared with 30 June 2002 (+14% approximately). In particular, "wages and salaries", up by 492,000 euros, includes the period provisions for holidays accrued and not taken and for salaries to be paid.

The average number of employees in the first half of 2003 is 191 compared with 181 in the first half of the previous financial year (+6% approximately).
As at 30 June 2003, the total number of employees was 193, broken down into the following categories:

	Situation as at 31/12/02	Joined	Left	Changed category	Situation as at 30/06/03	Average first half 2003	Average first half 2002
Senior managers	26	1		-	27	27	23
Managers	21			-	11	21	18
Office workers	124	10	(5)	-	129	127	125
Manual workers	17	1	(2)	-	16	16	15
Total	188	12	(7)	-	193	191	181

Amortisation, depreciation and write-downs
Amount for 1st half of 2003: 2,883,000 euros
Amount for 1st half of 2002: 1,789,000 euros
Amount for 2002 financial year: 4,344,000 euros

The total amount of amortisation, depreciation and write-downs is 2,883,000 euros, recording an overall increase of 1,094,000 euros on 30 June 2002.
Intangible assets increased by 428,000 euros on the first half of 2002 due to the amortisation rates calculated on investments in application software, which increased following the release of software application procedures, which were in the implementation stage at the end of last year.
At the close of the first half of 2003, a write-down of 545,000 euros was made on the intangible assets in relation to investments in application software and the related development costs.
A breakdown of the two sub-items "amortisation of intangible assets" and "depreciation of tangible assets" has already been provided in the income statement and in the statement showing movements in long-term assets to which reference can be made.

Other operating expenses
Amount for 1st half of 2003: 616,000 euros
Amount for 1st half of 2002: 1,524,000 euros
Amount for 2002 financial year: 2,254,000 euros

Sundry operating expenses come to 616,000 euros, a decrease of 908,000 euros on 30 June 2002.
As specified previously in the information section of these notes, sundry operating expenses include contingent liabilities, which are therefore the most significant entry under this item. These amount to 295,000 euros as compared with the 1,048,000 euros recorded as at 30 June last year and essentially relate to non-deductible taxes paid abroad which are definite and non-recoverable.
This item also consists of postage and shipping charges, the costs of stationery, consumable materials, books and publications and the costs of managing company cars as well as commissions and fees paid to Monte Titoli depositaries, stock exchange listing fees owed to the Italian Stock Exchange Council and other expenses such as taxes, stamp duties, local taxes, and all other costs associated with the running of the company.

FINANCIAL INCOME AND EXPENSES

Amount for 1st half of 2003: 23,040,000 euros
Amount for 1st half of 2002: 22,431,000 euros
Amount for 2002 financial year: 34,617,000 euros

The net balance posted at 30 June 2003, representing the difference between financial income and expenses, is 23,040,000 euros, an increase of 609,000 euros on 30 June 2002.

Financial income
Amount for 1st half of 2003: 29,579,000 euros
Amount for 1st half of 2002: 28,019,000 euros
Amount for 2002 financial year: 45,631,000 euros

Financial income is broken down as follows:

Description	30/06/03	30/06/02
Income from investments by subsidiaries	22,033	20,000
Other financial income:		
- interest from subsidiaries	3,556	4,483
- premiums earned and interest on bank deposits	1,626	1,861
- gains on foreign exchange	2,364	1,675
Total other financial income	7,546	8,019
Total Financial Income	29,579	28,019

Income from investments by subsidiaries refers to the dividends distributed, and collected during the first half of 2003, by Bulgari International Corporation N.V, totalling 22 million euros compared with the 20 million euros received, again by the same company, in the first half of 2002.
Other financial income (7,456,000 euros) decreased by 473,000 euros on the first half of last year. Interest from subsidiaries decreased by 927,000 euros substantially as a result of a lower return on the loans granted to subsidiaries due to lower interest rates compared with those applied in the first half of 2002.
Gains on foreign exchange generated by the Parent Company's financial activities recorded an increase of 689,000 euros on the figure achieved in the first half of last year.
The rates applied to the loans granted to subsidiaries, denominated in euros or foreign currency, are set in line with the market rates for demand accounts.

Interest and other financial expenses
Amount for 1st half of 2003: 6,539,000 euros
Amount for 1st half of 2002: 5,588,000 euros
Amount for 2002 financial year: 11,014,000 euros

Interest and other financial expenses amount to 6,539,000 euros, increasing by 956,000 euros compared with the first half of last year.
This increase is principally due to the rise in losses on foreign exchange recorded in the period (2,595,000 euros) compared with those recorded as at 30 June 2002 (+689,000 euros).
Interest and other financial expenses are detailed below:

Description	30/06/03	30/06/02
Interest payable to subsidiaries	1	128
Interest payable to banks:		
- interest and premiums for short-term loans	66	51
- interest payable for medium/long-term loans	12	17
Total interest payable to banks	78	68
Charges on bonds	3,816	4,089
Financial expenses to others:		
- losses on foreign exchange	2,595	1,137
- sundry financial expenses	49	161
Total financial expenses to others	2,644	1,303
Total interest and financial expenses	6,539	5,588

ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS

Revaluations
Amount for 1st half of 2003: 131,000 euros
Amount for 1st half of 2002: zero
Amount for 2002 financial year: zero

The amount of 131,000 euros posted as at 30 June 2003 relates to the revaluation of the market value of the treasury stock holdings performed at the end of the first half of 2003, as previously described.

Write-downs of investments

Amount for 1st half of 2003: 15,288,000 euros
Amount for 1st half of 2002: 14,114,000 euros
Amount for 2002 financial year: 30,208,000 euros

This item shows a balance of 15,288,000 euros as at 30 June 2003 compared with 14,114,000 euros in the first half of 2002.
At the time of the valuation of investments held on the end date of the period, a write-down of 15,288,000 euros was performed in relation to the company Bulgari Netherlands B.V., an amount equal to the lasting loss in value recorded at 30 June 2002. It was decided not to consider the negative effect of adjusting the resulting value of the financial investments amongst the items of the balance sheet because this was related to fluctuations in exchange rates. The period loss recorded by Bulgari Netherlands B.V. principally derives from the negative period result reported by its subsidiary Bulgari Corporation of America.

Income taxes

Income taxes for the period
Amount for 1st half of 2003: 636,000 euros
Amount for 1st half of 2002: 598,000 euros
Amount for 2002 financial year: 1,528,000 euros

The balance of 636,000 euros relates entirely to the period provision for local income tax (IRAP). The 598,000 euros recorded as at 31 December 2002 also related entirely to the provision for local income tax (IRAP) purposes.

Bulgari S.p.A.
The Chairman of the Board of Directors
Paolo Bulgari

BULGARI S.P.A.
LIST OF DIRECT INVESTMENTS IN SUBSIDIARIES AND ASSOCIATE COMPANIES AS AT 30 JUNE 2003
(Figures given in thousands of euros)
Table 6

	Authorised capital	Value as at 31.12.02	Increases	Decreases	Value as at 30.06.03	Percentage owned	Shareholders' equity as at 30.06.03	Period result	Corresponding shareholders' equity (A)	Book value (B)	Differences (B) - (A) if positive (B - A)
Subsidiaries:											
Bulgari Italia S.p.A. Via dei Condotti, 10 - Rome	12,000	9,520			9,520	100%	8,801	(988)	8,801	9,520	719
Bulgari Gioielli S.p.A. Lungotevere Marzio, 11 -Rome	2,580	2,593			2,593	100%	16,314	1,743	16,314	2,593	
Bulgari Parfums Italia S.p.A. Lungotevere Marzio, 11 -Rome	1,020	1,035			1,035	100%	836	(271)	836	1,035	199
Bulgari Intern. Corp. N. V. WTC Strawinskylaan 1131 Amsterdam (Holland)	18,301	46,610			46,610	100%	78,071	24,428	78,071	46,610	
Bulgari Netherlands B.V. WTC Strawinskylaan 1131 Amsterdam (Holland)	9,915	0	9,822	(9,822)	0	100%	(4,897)	(15,288)	(4,897)	0	4,897 (cf note 1)
Bulgari (Luxembourg) S.A. 18, Av. de la Porte - Neuve - Luxembourg (Luxembourg)	100	717			717	99.99%	684	(6)	683	717	34
Bulgari Milan Hotel Leasing Company S.r.l. Via XX Settembre 1 - Rome	10	33			33	3.25%	(cf note 2)				
Bulgari Portugal Acess.de luxo Lda Funchal - Rua Arriaga 30 Madeira (Portugal)	53	53			53	100%	6	(2)	6	53	47
Total subsidiaries		**60,561**	**9,822**	**(9,822)**	**60,561**						
Associate companies:											
Crova S.p.A. Valenza Po (Alessandria)	2,700		7,885		7,885	50%	2,947	959	1,474	7,885	6,412
Total		**60,561**	**17,707**	**(9,822)**	**68,446**						

Notes:
(1) Difference including the write-down allocated to the hedging fund for subsidiary losses
(2) Figures not available as Bulgari Milan Hotel Leasing S.r.l. is not yet operational

BULGARI S.P.A.

STATEMENT OF CHANGES OCCURRING IN THE ITEMS OF SHAREHOLDERS' EQUITY AS AT 30 JUNE 2003, 31 DECEMBER 2002 AND 31 DECEMBER 2001

(Figures given in thousands of euros)

Table 7

	Authorised Capital	Share premium reserve	Legal reserve	Treasury stocks reserve	Extraord. reserve	Taxed Reserve	Gains on assets contr.	Treasury st. reserve	Income from prev. years	Net income	Total
Balances at 1 January 2002	**20,715**	**112,765**	**5,762**	**0**	**28**	**145**	**1,933**	**0**	**20,131**	**35,736**	**197,215**
Allocation of 2001 net income to:											
Dividend										(18,347)	(18,347)
Retained earnings									17,389	(17,389)	
Capital increase from exercising share options	5	175									180
Allocation to Treasury Stocks reserve of the value of the shares at the end of the period		(2,623)		2,623							0
Operating result for the year										22,139	22,139
Balances at 31 December 2002	**20,720**	**110,317**	**5,762**	**2,623**	**28**	**145**	**1,933**	**0**	**37,520**	**22,139**	**201,187**
Allocation of 2002 net income to:											
Dividend										(21,904)	(21,904)
Retained earnings									235	(235)	
Capital increase from exercising share options	1	106									107
Allocation to Treasury Stocks reserve of the value of the shares at the end of the period		592		(592)							0
Operating result for the period										14,147	14,147
Balances at 30 June 2003	**20,721**	**111,015**	**5,762**	**2,031**	**28**	**145**	**1,933**	**0**	**37,755**	**14,147**	**193,537**

6

Bulgari S.p.A. and Subsidiaries
Consolidated Financial Statements for the periods ending March 31th 2003, and year ending December 31st 2002
Consolidated Balance Sheet
(Amounts in Thousands of Euro)

RECEIVED
2004 OCT 18 A 11: 2
OFFICE OF INTE...
CORPORATE F...

ASSETS	31/03/2003	31/12/2002
Intangible fixed assets	64,285	58,676
Tangible fixed assets	88,933	87,582
Financial investments	30,630	26,608
Total fixed assets	**183,848**	**172,866**
Inventories	492,021	477,454
Receivables	110,261	142,990
Short-term investments	90,753	89,016
Cash and bank balances	42,917	48,862
Total assets	**919,800**	**931,188**

LIABILITIES	31/03/2003	31/12/2002
Shareholders' equity for the Group	543,465	538,551
Net equity of minority Shareholders	8,403	9,577
Total Shareholders' equity	**551,868**	**548,128**
Reserve for risks and charges	20,410	20,652
Reserve for employee termination indem.	10,218	8,877
Bonds	100,000	100,000
Bank overdrafts and borrowing	104,905	88,173
Other payables	132,399	165,358
Total liabilities	**919,800**	**931,188**

Bulgari S.p.A. and Subsidiaries
Consolidated Financial Statements for the periods ending March 31th 2003 and March 31th 2002
Consolidated statement of income
(Amounts in Thousands of Euro)

	31/03/2003	31/03/2002
A. Value of production		
Revenues from sales and services	**160,627**	**156,223**
Changes in inventory of work in progress, semi-finished and finished	16,814	(5,548)
Other income and revenues	945	1,575
Total value of production (A)	**178,386**	**152,250**
Total costs of production (B)	**162,175**	**136,135**
Value of production - costs of production (A-B)	**16,211**	**16,115**
C. Financial income and expenses		
Financial income and (expenses)	(2,054)	(2,300)
Gain (loss) on foreign exchange	(259)	374
Total financial income and (expenses)	**(2,313)**	**(1,926)**
D. Adjustements to financial assets		
Write downs of investments	418	-
Total adjustement to financial assets	**418**	**-**
E. Total extraordinary income and (expenses)	**(450)**	**(2,241)**
Net income for the period before tax and before minority interests	**13,030**	**11,948**
Income taxes	**1,533**	**2,809**
Minority interests	**(78)**	**(116)**
Net income for the period	**11,419**	**9,023**

(8)

INDEX TO PRESS RELEASES

RECEIVED
2004 OCT 18 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2004

September 2004

September 14-Bulgari's growth forecasted for the next 3/4 years with stable market conditions

September 13 – Bulgari's excellent trend continues

July 2004

July 28 – Bulgari's strong growth in sales volumes Second quarter 2004: +15%

June 2004

June 17 - Bear Stearns Merchant Banking in agreement with Opera to invest up to €200 million in Italy

Luxottica Group and Bulgari Group Renew Eyewear Licensing Agreement

May 2004

May 26 - OPERA 2: First closing finalized

May 18 - Today Bulgari opened its first hotel in Milan

May 13 – Bulgari Group: strong growth of first quarter 2004 results

May 12 - Bulgari and the Leviev Group announce strategic partnership on diamond's supply

March 2004

March 29 – Bulgari: strong growth in 2003

January 2004

January 29 – Bulgari: growth in sales volumes in 2003

2003

November 2003

November 13 - Bulgari: continues its growth – increase in sales volumes and profits in the first months of 2003

November 10 – Bulgari Hotels & Resorts to open luxury resort in Bali

September 2003

September 11 – Bulgari: first semester 2003 – growth in sales volumes, operating and net profit

July 2003

July 30- Bulgari: sales volumes grew in the first semester 2003 (+4% at comparable exchange rates)

May 2003

May 14 – Bulgari Group: turnover and profits grew in the first quarter 2003 (turnover: +3% net profit: +27%)

March 2003

March 27 – Bulgari: strong results in 2002

January 2003

Janurary 20 – Bulgari: strong growth in the fourth quarter 2002 (+13% at current exchange rates, +17% at comparable rates)

investor relations

Wednesday 6 October 2004

September 2004

14/09/2004

Bulgari: growth forecasted for the next 3/4 years with stable market conditions

Rome, September 14 2004 – In light of the excellent financial results for the first semester 2004 published yesterday, Francesco Trapani, Chief Executive Officer of the Bulgari Group, added : *"If the worldwide market remains substantially stable - without significant events that could have both positive or negative effects - I am confident that Bulgari, on an annual basis and in the next 3/4 years, will register a sales growth rate of around 10-12% and an increase in profits slightly higher than the one expected for revenues".*

Bulgari is one of the global players on the luxury market. In 2003 the Group posted a turnover of 759
million Euro, a net profit of 92 million Euro. With a market cap (as of. 10.09.2004) of 2,325 million Euro,
Bulgari relies on a distribution network of over 180 stores in the most exclusive shopping areas in the
world and on .Bulgari has a product portfolio that ranges from jewels and watches to accessories and
fragrances. The Group is controlled by the Bulgari family, holding 54% of shares. The remaining 46% is
floating on the Milan Stock Exchange.

For further information

Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
email paolo.piantella@bulgari.com

September 2004

13/09/2004

Bulgari's excellent trend continues

First semester 2004:

- **Turnover: 352.8 million Euro (+11%*)**
- **Operating profits: 42.3 million Euro (+21%)**
- **Net profits: 33.7 million Euro (+35%)**

Rome, September 13, 2004 - The Board of Directors of Bulgari S.p.A. approved firs semester results 2004 for the Bulgari Group.

Revenues – with a growth by 7% at current exchange rates – were 352.8 million Euro posting an increase of 11% at comparable exchange rates compared to 330.1 million Euro in the same period of the previous year. In particular, this performance was due to the excellent and constant growth of the Japanese market (+22.5%* compared to the first semester 2003) and to the strong sales increase in the Americas (+27.3%* compared to the first semester 2003). Contrasting signs were still present on the European market (-3%* compared to the first semester 2003) witnessing the weakness of demand due to the reduced flow of tourism and only partly balanced by the sales increase to the local clientele.
Jewellery continued its extraordinary growth (+15.2%*) thus confirming the positive trend already registered last year and also thanks to the great success of sales of high jewellery collections. The watch segment confirmed the gradual recovery of thi market with a revenues increase of 7%* in the semester, while Bulgari perfumes kept growing extraordinarily (+16.9%*) despite the difficult situation of the market world-wide.

The **contribution margin** increased from 62.4% in the first semester 2003 to 63% i the first semester 2004. The increase witnesses the improvement of all production processes of the Group and confirms the expectations for a significant improvemen of margins on annual basis, despite the negative product mix, the unfavourable tren of exchange rates and the exceptional contribution provided in 2003 by the Opera Management company after the acquisition of some companies which entered the Opera fund.

Operating costs – advertising and promotion expenses excluded – were 137.0 million Euro substantially in line with the previous year (136.7 million Euro) thanks t the careful costs control carried out by the Group. **Advertising and promotion expenses** - to support the launch of many new products – went from 34.1 million Euro to 43 million Euro with an increase of 26%.

Operating profits - despite the above-mentioned strong promotional investments – increased by 21% to 42.3 million Euro in the first semester 2004, with a significant growth of 140 basis points as percentage on the turnover (from 10.6% to 12%).

Net profits - also helped by low non operating costs, financial charges and taxation went to 33.7 million Euro from 25 million Euro (+35%) with an increase of 200 basis points as percentage on the turnover (from 7.6% to 9.6%).

The **networking capital** went from 497 million Euro as of 30.06.2003 to 470 million Euro as of 30.06.2004 registering a significant decrease (-5%) mainly due to a further optimisation of the stock management. Also **inventory** - despite the turnover increase - posted a further slowdown going from 483 million Euro to 475 million Euro (-2%). Subsequently the **net indebtedness** of the Group registered a strong improvement going from 157 million Euro as of 30.06.2003 to 65 million Euro as of 30.06.2004.

The Board of Directors has also approved the financial statements of the parent company Bulgari S.p.A. closing at 30/06/04 with a net profit of 24.0 Euro million (14.1 Euro million in the first semester of 2003), including dividends from subsidiary companies for 14.3 Euro million. The parent company's total revenues in the first ha of 2004, consisting almost entirely of income from royalties from the Bvlgari brand, amounted to 25.1 Euro million, showing an increase of about 19% compared to 20.8 Euro million for the same period of the previous year.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am truly very satisfied with the results the Group posted in the first semester of this year. Despite the external situation is still unfavourable, we keep registering a significant business growth in all activities. In particular the constant and strong expansion of the Japanese market - increased by 65%* between the firs semester 2000 and the first semester 2004 – together with the recovery in the American market makes me hope also for a recovery of the European market - Italy included – as soon as the general conditions will be positive again.*
*Furthermore jewellery continues its exceptional growth with an increase of over 15% * in the semester and equal to 77%* between the first semester 2000 and the first semester 2004. The watch segment at last is registering a significant recovery, which is consolidating month by month. The increase of 21% in operating profits and 35% in net profits are excellent results that don't need further comments.*
Finally I would like to underline that these figures are the result of our vocation to creativity and product innovation always present within Bulgari's DNA and they confirm the great commitment of the Group to continue offering its clientele new and beautiful products also in the future."

*at comparable exchange rates

Bulgari is one of the global players on the luxury market. In 2003 the Group posted a turnover of 759 million Euro, a net profit of 92 million Euro. With a market cap (as of 10.09.2004) of 2,325 million Euro, Bulgari relies on a distribution network of over 18 stores in the most exclusive shopping areas in the world and on.
Bulgari has a product portfolio that ranges from jewels and watches to accessories and fragrances. The Group is controlled by the Bulgari family, holding 54% of shares. The remaining 46% is floating on the Milan Stock Exchange.

BULGARI GROUP

M.EURO	H1 04	H1 03
REVENUES	352.8	330.1
OPERATING PROFIT	42.3	35.1
EBIT MARGIN	12%	10.6%
NET PROFIT	33.7	25.0
NET MARGIN	9.6%	7.6%

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY

	H1 2004	H1 2003	% growth **H1 2004/H1 2003**	
M.Euro			REPORTED	AT COMPARABLE FX RATES
JEWELS	**152.931**	136.599	+12.0	+15.2
WATCHES	**109.469**	106.848	+2.5	+7.0
PERFUMES	**57.771**	51.503	+12.2	+16.9
ACCESSORIES	**27.044**	27.768	-2.6	+0.3
ROYALTIES & OTH.	**5.559**	7.404	-24.9	NA
TOTAL	**352.774**	330.122	+6.9	+10.6

BULGARI GROUP – REVENUES BY GEOGRAPHICAL AREA

	H1 2004	H1 2003	% growth **H1 2004/H1 2003**	
M.Euro			REPORTED	AT COMPARABLE FX RATES
ITALY	**44.479**	48.981	-9.2	-9.2
EUROPE ex IT	**84.384**	83.762	+0.7	+0.7
AMERICAS	**49.245**	42.604	+15.6	+27.3
JAPAN	**84.346**	70.207	+20.1	+22.5
FAR EAST	**63.359**	62.693	+1.1	+7.8
M.EAST+Oth	**26.961**	21.875	+23.3	NA
Total	**352.774**	330.122	+6.9	+10.6

Source: Bulgari S.p.A. – Not yet audited results.

For further information

Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
email: paolo.piantella@bulgari.com.

July 2004

28/07/2004

Bulgari: strong growth in sales volumes Second quarter 2004: +15%*

Rome, July 28 2004 – The consolidated revenues of the Bulgari Group in the second quarter 2004 were 192.5 million Euro compared to 169.5 million Euro in the same quarter of the previous year. At comparable exchange rates the increase was +15%.

This result was achieved despite a challenging base since turnover* in the second quarter 2003 remained unchanged compared to the previous year, despite the SARS effect and the negative economic situation on a worldwide basis.

As far as the product categories are concerned, the excellent trend of jewellery sales has to be underlined. In the second quarter this category registered a further increase of 16.5%* (+15.2%* in the whole semester 2004) also thanks to the launch of new collections in the medium-high price range. Strong signs of recovery have been recorded for watches with an increase of 12.8%* (+7.0%* in the whole semester 2004).

Also fragrances increased (+24.4%* in the second quarter; +16.9%* in the whole semester 2004) as well as accessories (+2.9%* in the second quarter), which already registered a growth of 48.3% in the second quarter of the last year.

All new products – supported by significant advertising investments – were successfully received by the clientele.

Revenues increased in all geographic areas. A very satisfying sales trend was reached in the United States (+32.9%*), which – together with the previous increase of 21.6%* in the first quarter of this year - confirms the very positive impact of the US economic upturn (+27.3%* in the whole semester 2004). Japan is still registering a strong increase of sales volumes (+22.0%* compared to the same quarter of 2003 and +22.5%* compared to the whole semester 2003) thanks to the extraordinary strength of the Bulgari brand. Revenues in the Far East (+10.6%*) and in the Middle East (+29.6%) also confirm a further growth of these markets.

In Italy turnover increased by 2.8% thanks to the good sales trend to the local clientele. The rest of Europe also registered a sales increase (+6.0%) with excellent performances especially in UK and Spain.

* at comparable exchange rates

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: *"I am extremely satisfied with the excellent sales trend of this quarter both from a quantitative and a qualitative point of view. Indeed, despite the political situation and the economic environment are still uncertain, the results we are announcing today are proceeding in the right direction while confirming the signs of recovery already registered in the first quarter. Such figures – as a result of a continuous*

work in creating new and highly innovative products - make me optimistic for the future".

Bulgari, the Contemporary Italian Jeweller, is today one of the global players on the luxury market. In 2003 the company posted a turnover of 759 million Euro, a net profit of 92 million Euro and a market cap (as of 27.07.2004) of 2.36 million Euro and relies on a distribution network of over 180 stores in the most exclusive shopping areas in the world.

Bulgari has a product portfolio that ranges from jewels and watches to accessories and fragrances. The Group is controlled by the Bulgari family, holding 54% of shares. The remaining 46% is floating on the Milan Stock Exchange.

	Q2 2004	Q2 2003	% growth **Q2 2004/Q2 2003**	
M. Euro			REPORTED	AT COMPARABLE FX RATES
Jewels	**86,752**	75,070	+15.6	+16.5
Watches	**60,060**	54,257	+10.7	+12.8
Perfumes	**29,412**	23,942	+22.8	+24.4
Accessories	**13,325**	12,956	+2.8	+2.9
Royalties/Others	**2,903**	3,270	-11.2	N/A
Total	**192,452**	169,495	+13.5	+14.8

	H1 2004	H1 2003	% growth **H1 2004/H1 2003**	
M. Euro			REPORTED	AT COMPARABLE FX RATES
Jewels	**152,931**	136,599	+12.0	+15.2
Watches	**109,469**	106,848	+2.5	+7.0
Perfumes	**57,771**	51,503	+12.2	+16.9
Accessories	**27,044**	27,768	-2.6	+0.3
Royalties/Others	**5,559**	7,404	-24.9	N/A
Total	**352,774**	330,122	+6.9	+10.6

	Q2 2004	Q2 2003	% growth **Q2 2004/Q2 2003**	
M. Euro			REPORTED	AT COMPARABLE FX RATES
ITALY	**26,641**	25,909	+2.8	+2.8
EUROPE ex IT	**46,170**	43,551	+6.0	+6.0

AMERICAS	**25,807**	20,480	+26.0	+32.9
JAPAN	**44,452**	36,033	+23.4	+22.0
FAR EAST	**33,567**	31,321	+7.2	+10.6
M.OR+OTH	**15,815**	12,201	+29.6	N/A
Total	**192,452**	169,495	+13.5	+14.8

	H1 2004	H1 2003	% growth **H1 2004/H1 2003**	
M. Euro			REPORTED	AT COMPARABLE FX RATES
ITALY	**44,479**	48,981	-9.2	-9.2
EUROPE ex IT	**84,384**	83,762	+0.7	+0.7
AMERICAS	**49,245**	42,604	+15.6	+27.3
JAPAN	**84,346**	70,207	+20.1	+22.5
FAR EAST	**63,359**	62,693	+1.1	+7.8
M.OR+OTH	**26,961**	21,875	+23.3	N/A
Total	**352,774**	330,122	+6.9	+10.6

Source: Bulgari S.p.A. – preliminary, non-audited figures – the H1 04 release will be approved by the Board of Directors on Sep.13 2004.

For further information

Paolo Piantella
Corporate Financial Press Office Director
Tel.: +39 06 68 810 593
email: paolo.piantella@bulgari.com

investor relations

Tuesday 5 October 2004

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June 2004

Bear Stearns Merchant Banking in agreement with Opera to invest up to €200 million in Italy

Milan, June 17, 2004. Opera, the Milan-based private equity firm focused on the Italian lifestyle participated by Bulgari group, has signed an exclusive strategic investment agreement with Bear Stearns Merchant Banking ("BSMB"), one of the leading private equity firms in the United States. Under the agreement, BSMB will designate up to €200 million for investments alongside Opera in Italian companies. Opera and BSMB are targeting Italian companies with revenues in excess of €100 million that operate in sectors related to the Italian lifestyle. The agreement will enable Opera and BSMB to invest jointly in opportunities that require substantial capital commitments in sectors where both Opera and BSMB have complementary industry competencies and geographic reach. Together, both firms will be able to add value to companies focusing on the Italian lifestyle with an unparalleled network of product and industry knowledge, relationships, and capital.

Founded in 1997 by current CEO John Howard, Bear Stearns Merchant Banking manages in excess of $1.7 billion in private equity capital. BSMB has actively invested in the consumer products and retail sectors. Selected investments include: Aéropostale, Inc., Bally Group, CamelBak Group, LLC, New York & Company, Inc. (formerly Lerner Stores), Reddy Ice Group, Inc., Sutton Place Group, LLC (dba Balducci's) and Vitamin Shoppe Industries Inc.

"We are proud of our association with John Howard, one of the true pioneers of private equity in the United States, and Bear Stearns Merchant Banking," said Renato Preti, Managing Partner of Opera. "This reaffirms our belief that Italy has many companies with excellent products and well-known brands that need critical mass, capital, management, and networking in order to grow rapidly and expand internationally. Opera can help Italian companies achieve these objectives through its affiliations with Bulgari in Italy and with BSMB in the US, which has historically been the primary export market for Italian lifestyle products."

"This important cross-border collaboration represents a unique opportunity for us to invest in a geographic market full of interesting opportunities for value creation," said John Howard, CEO of Bear Stearns Merchant Banking. "We are impressed by the quality of Opera's deal flow and together we believe we will be able to generate superior investment returns."

"As co-promoters of and investors in the Opera fund, we are very pleased with this alliance," said Francesco Trapani, CEO of Bulgari. "Its formation confirms what we have believed all along: investing in the Italian life-style is a winning strategy that is finding significant international attention among important investors. This also substantiates the strength of Opera's management and the quality of its deal flow. I am convinced that the joint efforts of Opera and Bear Stearns Merchant Banking will lead to successful investments in the Italian life-style sector."

Opera was advised by New York investment bank Sonenshine Pastor and by law firm Gibson, Dunn & Crutcher LLP.

Bear Stearns Merchant Banking was advised by law firm Kirkland & Ellis LLP.

About Bear Stearns Merchant Banking

Bear Stearns Merchant Banking, the dedicated private equity arm of Bear, Stearns & Co. Inc., invests private equity capital in compelling leveraged buyouts, recapitalizations and growth capital opportunities alongside superior management teams. Bear Stearns Merchant Banking is building its second investment portfolio, investing its current $1.5 billion institutional private equity fund. Since its inception in 1997, Bear Stearns Merchant Banking has been an investor in over 30 portfolio companies across a broad range of industries. In addition, BSMB has a strategic alliance with Giuliani Partners LLC, the firm founded by former New York Mayor Rudolph Giuliani, to invest in sectors related to defense, security and public safety. More information on Bear Stearns Merchant Banking can be found at www.bsmb.com.

About Opera

Founded in 2000 by Bulgari S.p.A and a group of private equity professionals led by Renato Preti, Opera is a private equity firm specializing in the Italian lifestyle. With the recent €90 million first closing of Opera II, the firm manages €315 million in private equity capital from Italian and international institutional investors. Opera has already invested about 160 million euros of the total amount of 225 millions raised by Opera1. Opera's main investment target is medium- and large-sized companies with high growth potential, operating in sectors related to the Italian lifestyle, that differentiate themselves through strong products and international brands. Opera aims to create value in its portfolio companies as both a financial investor and strategic partner, drawing on the complementary skills and professional experience of its team. In addition to owning 52% of B&B Italia, Opera owns 31% of AG Ferrari Foods, 78% of Itama, 77% of Sector Group, 100% of Bruno Magli and 75% of Unopiu'.
www.opera-privatequity.lu

About Bulgari

Bulgari, the contemporary Italian jeweler, is today one of the global players in the luxury market. In 2003, the company posted revenue of €760 million and net profit of €92 million, has a market capitalization of €2.4 billion and relies on a distribution network of over 180 stores in the world's most exclusive shopping areas. Bulgari has a product portfolio that ranges from jewels and watches to accessories, fragrances and luxury hotels. The Group is controlled by the Bulgari family, which holds 54% of the shares. The remaining 46% is traded on the Milan stock exchange.

Contact:

Bear Stearns Merchant Banking
Russell Sherman 212-272-5219

Opera
Image Building
Giuliana Paoletti, Cristina Fossati, Anna Zaffoni, Sibilla Querci
+39-02-89011300

Bulgari S.p.A.
Francesca Zanoni
+39-06-68810594

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June 2004

Luxottica Group and Bulgari Group Renew Eyewear Licensing Agreement

Milan and Rome, Italy - June 17, 2004 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, and **Bulgari S.p.A. (MTA: BUL)**, the contemporary Italian jeweller, today announced the renewal of the licensing agreement for the design, production and worldwide distribution of prescription frames and sunglasses.

The licensing agreement provides for continuation of the terms and conditions of the current contract, which was originally due to expire in December 2006 and will now expire in December 2010.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: "Bulgari is one of the most important luxury brands worldwide, and one for which we see opportunities for continued growth. We are therefore pleased to have come to an early renewal of this important partnership. In our view, this confirms that our recognized leadership in design, production quality and global distribution makes Luxottica Group the ideal partner for the more prestigious designer brands."

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "It is with great satisfaction that Bulgari renewed the agreement with Luxottica Group, certainly one of the most important companies in the eyewear sector. Our successful six-year partnership proved the perfect combination of Luxottica Group's expertise and focus on quality and Bulgari's unmistakable and prestigious style in creating innovative products".

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products are designed and manufactured in its six facilities in Italy and one in the People's Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of € 2,824.6 and € 267.3 million. Additional information on the company is available on the web at www.luxottica.com.

About Bulgari Group

Bulgari, the Contemporary Italian Jeweller, is today one of the global players on the luxury market. In 2003 the company posted a turnover of € 760 million, a net profit of € 92 million and a market cap (as of. 11.06.2004) of € 2.4 billion and relies on a distribution network of over 180 stores in the most exclusive shopping areas in the world.
Bulgari has a product portfolio that ranges from jewels and watches to accessories, fragrances and luxury hotels. The Group is controlled by the Bulgari family, holding 54.09% of shares. The remaining 45.91% is floating on the Milan stock exchange.

Contacts

Luxottica Group S.p.A.
Sabina Grossi
Director, Investor Relations

Alessandra Senici
Investor Relations

Luca Biondolillo
Director, Corporate Communications

Email: Investorrelations@luxottica.com
Tel.: +39 (02) 8633-4665

Bulgari S.p.A.
Francesca Zanoni: Francesca.zanoni@bulgari.com ; 06/68810594

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Wednesday 6 October 2004

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May 2004
26/05/2004

OPERA 2: First closing finalized

Milan, May 26 2004 – OPERA, the international investment fund investing in goods and services typical of the Italian lifestyle, announces the first closing of OPERA 2 at 90 million Euro.

The Bulgari Group invested 20 million Euro in OPERA 2, mostly investing in companies operating within the *made in Italy* sectors.

OPERA 2, as well as OPERA established in 2000, was created by Renato Preti and a group of professionals specialized in private equity as well as by the Bulgari Group.

OPERA 2 has the objective to raise 250 million Euro investing more specifically in medium sized companies operating in quality food and wine, fashion and leather goods, jewellery, selective retail, interior design and tourism. Target companies are distinguished by a high growth potential, and excellent product know-how. OPERA 2 has the aim of improving the acquired companies by investing financial resources, as well as by being a strategic partner.

OPERA 2 will rely on qualified international investors and will be managed by Opera Management S.A. - the management company based in Luxembourg which already manages the investments of OPERA - and which is 50% participated by the Bulgari Group.

For further information:

Francesca Zanoni
Tel: +39-06.688 10 594

i n v e s t o r r e l a t i o n s

?7 GMT

Wednesday 6 October 2004

May 2004

18/05/2004

Today Bulgari opened its first hotel in Milan

May 18, 2004 - Today, the first Bulgari Hotel was inaugurated in Milan in via Privata Fratelli Gabba. The inauguration took place in the presence of local authorities. Paolo Bulgari, Chairman of the Bulgari Group, Nicola Bulgari, Vice-Chairman, and Francesco Trapani, Chief Executive Officer, welcomed guests along with Attilio Marro, General Manager of the hotel.

The opening of the first Bulgari Hotel marks the entrance of the Bulgari Group into the hospitality sector. Francesco Trapani, CEO, commented, "We are very pleased to inaugurate this first hotel of the Bulgari Hotels & Resorts project in this extraordinary location in the centre of Milan. It represents perfectly our vision of contemporary luxury in the hospitality sector. We believe that this magnificent hotel further underlines the innovative spirit and prestige of Bulgari all over the world."

After the opening, attendees visited several types of rooms and suites, the exclusive Bulgari suite, the garden with meditation area, the lounge, the restaurant and the Spa the latter of which are meant to also attract a local clientele.

The Bulgari Hotel, located in the very heart of Milan, adjacent to the fashion district, represents an oasis of tranquility thanks to the 4000m2 private garden just next to the Botanical Gardens. Guests also tasted some proposals from the restaurant of the Bulgari Hotel featuring cuisine inspired by Italian tradition, reinterpreted with a contemporary twist.

Created by architect Antonio Citterio, the Bulgari Hotel is characterized by a pure and essential design using rare and precious materials to create new combinations of surfaces and surprising chromatic harmonies: black Zimbabwe marble in the public spaces, Vicenza stone and Turkish Aphyon in the Spa, and solid teak, durmast and oak in the rooms and suites. All spaces feature contemporary Italian furniture and details designed by Antonio Citterio.

The hotel is comprised of 58 rooms and suites most with garden views and some with meditation corners. Impeccable standards of service are tailored for even the most demanding customer. Among the activities the guests can define even before checking-in include private tours of "secret" villas and museums, tours of Lago Maggiore and Lago di Como by helicopter and seaplane, rally driving school in Monza and access to an exclusive Golf & Country Club.

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Wednesday 6 October 2004

May 2004

13/05/2004

Bulgari Group: strong growth of first quarter 2004 results

- **Turnover 160.3 million Euro (+6% at constant exchange rates)**
- **Operating profit 18.9 million Euro (+16.7%)**
- **Net profit 13.5 million Euro (+18.3%)**

Rome, May 13 2004 - Bulgari, the Italian contemporary jeweller announced in Rome today its consolidated first quarter results of 2004, posting a **turnover** of 160.3 million Euro with an increase of 6% - at constant exchange rates - compared to the same period of the previous year.
In the first quarter 2004 the Group's **operating profit** equaled 18.9 million Euro (+16.7%) and **net profit** was of 13.5 million Euro, compared to 11.4 million Euro of the same period in 2003 (+18.3%).

The **gross margin*** was of 100.3 million Euro against the 97.8* million Euro of the same period of the previous year, with an impact on sales increasing from 60.9% in 2003 to 62.5% in 2004 posting a significant increase of 160 base points.
Total operating expenses were equal to 81.4 million Euro, essentially unchanged compared to the previous year, despite the strong increase of **advertising and promotion** investments. These went from 13.9 million Euro in the first quarter 2003 – with an impact on sales on 8.7% - to 15.9 million Euro during the same period of this year with an impact on sales of 9.9% and an increase of 14.1%.
The **inventory** at the end of March 2004 was equal to 463.8 million Euro against 492 million Euro at the end of March 2003. **Indebtedness** was more than cut into half, decreasing from 159.4 million Euro at the end of March 2003 to 72.9 million Euro at the end of the first quarter of this year. Consequently, the gearing went from 29% to 12%.

Jewelry (+13.8%) and fragrances (+10.1%) continue their extraordinary growth in revenues. Accessories (-2.1%) keep the very good levels of the previous year in which turnover registered an increase of 82%. Watches revenues (+0.5%) confirm their gradual recovery.

The very good sales trend in Japan (+23.1%) has to be stressed especially if compared with its very high base (+28% in the first quarter 2003 compared to the first quarter 2002). Furthermore, the recovery in the US (+21.6%) has to be underlined as well as the positive sales trend in the Far East ex.Japan, (+4.8%) on top of the already strong growth registered during the first quarter of 2003 (+34% in the first quarter 2003 compared to the first quarter 2002). Europe (-5%) is still penalized by the decrease in tourism but witnesses signs of recovery in England and Spain. Italy (-22.7%) is also penalized by the slowdown of tourist flow and by the comparison with the very high growth levels of the previous year (+15.4% in the first quarter 2003 compared to the first quarter 2002).
All growth rates are expressed at constant exchange rates.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am very satisfied with the obtained sales results, which are coherent with our

growth objectives for the entire year 2004.
I am particularly pleased with the recovery of the watch sector, as already confirmed by the significant upturn of sales within our stores, as well as by the very good level of the orders received during the latest Basle fair.
Furthermore, profit growth proves, once again, the effectiveness of our efforts to increase the gross margin and to further control of operating expenses. This makes me be confident on the high single digit guidance for sales volumes growth and slightly higher for the profits growth we have given for the entire year."

PRODUCT CATEGORIES	**Q1 04 M.EUR**	% ON TOTAL REVENUES	**DELTA% Q1 04/Q1 03**	
			AT CURRENT FX REPORTED	AT CONSTANT FX RATES
JEWELS	**66,2**	41,3%	+7,6%	+13,8%
WATCHES	**49,4**	30,8%	-6,1%	+0,5%
PERFUMES	**28,4**	17,7%	+2,9%	+10,1%
ACCESSORIES	**13,7**	8,5%	-7,4%	-2,1%
ROYA OTHERS	**2,6**	1,7%	-35,8%	N/A
Total	**160,3**	100%	-0,2%	+6,0%

GEOGRAFICAL AREAS	**Q1 04 M.EUR**	% ON TOTAL REVENUES	**DELTA% Q1 04/Q1 03**	
			AT CURRENT FX REPORTED	AT CONSTANT FX RATES
ITALY	**17,8**	11,1%	-22,7%	-
EUROPE EX IT.	**38,2**	23,8%	-5,0%	-
AMERICAS	**23,4**	14,6%	+5,9%	+21,6%
JAPAN	**39,9**	24,9%	+16,7%	+23,1%
FAR EAST	**29,8**	18,6%	-5,0%	+4,8%
M.EAST/OTH	**11,2**	7,0%	+15,2%	N/A
Total	**160,3**	100%	-0,2%	+6,0%

BULGARI GROUP

M.EURO	**Q1 04**	**Q1 03**
REVENUES	160,3	160,6

OPERATING PROFIT	18,9	16,2
EBIT MARGIN	11,8%	10,1%
NET PROFIT	13,5	11,4
NET MARGIN	8,4%	7,1%

*re-classified data due to the production costs included in COGS during 2003.

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May 2004

12/05/2004

Bulgari and the Leviev Group announce strategic partnership on diamond's supply

Moscow, May 12, 2004 – Bulgari, the Contemporary Italian Jeweller and global luxury player, and the Leviev Group, the world's largest producer of cut diamonds, announce today a joint venture agreement.

The agreement foresees the incorporation of a company based in Switzerland that will be participated 50 % by Bulgari International Corporation (BIC) NV, a fully owned subsidiary of Bulgari S.p.A., and 50% by LLD Diamonds Ltd., a fully owned subsidiary of Leviev Group, and has the objective of further developing the diamond's jewelry business of the Bulgari Group. The Joint Venture will secure highly competitive supply of diamonds by the Leviev Group to Bulgari to create exclusive collections of jewels designed and produced by Bulgari.

This joint venture, which allows the Bulgari Group to further integrate its production process in the diamond jewellery segment, will enable the company to offer its final clientele the best collections, in terms of cost and quality, with unique stones – including the rarest blue, red, pink and green diamonds - distinguished by an unmistakable and timeless design.

The Leviev's group of companies is the world's largest producer of cut diamonds: it has cutting facilities in Israel, Russia and the CIS (Commonwealth of Independent States), the US and other locations, works its own mines of exceptional quality diamonds in Angola, Russia, Namibia and other locations, and all its production is certified as "Non – Conflict Diamonds".

Francesco Trapani, Chief Executive Officer of the Bulgari Group commented: "I am very satisfied to have ventured with the Leviev Group that I believe to be the most professional, powerful and international company in the diamond industry. This agreement will have a strategic role in helping us consolidate our leadership position in the jewelry world market."

Lev Leviev, President and the controlling shareholder of the Leviev Group, commented: "I am very pleased to have established this strategic partnership with the Bulgari Group, one of the world's most reputable jewelers and luxury brands. As one of the best global players on the luxury jewelry market, Bulgari is to us the best group to partner with in this promising joint-venture".

Bulgari, the Contemporary Italian jeweller, is today one of the global players on the luxury market. In 2003 the company posted a turnover of Euro 760 million and relies on a distribution network of over 180 stores in the most exclusive shopping areas in the world.
Bulgari has a product portfolio that ranges from jewels and watches to accessories, to fragrances. In 2001 Bvlgari created Bvlgari Hotels&Resorts, a joint venture with Luxury Group (that also manages the Ritz Carlton hotels) to open seven exclusive five star luxury hotels all over the world. The first hotel will be inaugurated in May 2004 in Milan's most prestigious cultural and shopping area.
The Group is controlled by the Bulgari family, holding 54,07 % of shares. The remaining 45,93% % is floating on the Milan stock exchange.

The Leviev Group, owned by Mr. Lev Leviev, is the world's largest producer of cut diamonds, with an

annual turnover exceeding U.S. Dollars 2.5 billion, in the diamond business alone.
The Leviev Group is the only producer of cut diamonds in the world that is independent of any supplier of rough diamonds, and it is capable of supplying its own rough inventory in its entirety.
The Leviev Group is the only diamond group in the world with control over the whole diamond "life cycle", starting from the ownership of mines, through trade in rough diamond, cutting and polishing.
The Leviev Group is active in various countries, including Israel, Russia, United States, Belgium, Angola, Namibia and South Africa, and is a leading group in the global diamond industry.
Mr Lev Leviev controls additional investments and holding companies worldwide (some of which are public companies), with interests in real estate, energy, hotels, telecommunication and fashion.

For further information: Francesca Zanoni : +39-06.688 10 594; +39 348 250 8903.

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March 2004

29/03/2004

Bulgari: strong growth in 2003

- **Turnover: 759 million Euro (+5% at constant exchange rates)**
- **Operating profit: 117 million Euro (+9%)**
- **Net profit: 92 million Euro (+21%)**
- **Proposed dividend: 0.11 Euro per share (+49%)**

Rome, March 29 2004 - The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements as of 31 December 2003. The entire year was still characterized by unfavorable economic and political conditions, but despite this, the Group obtained remarkable commercial, economic and financial results in 2003.

Turnover: consolidated turnover for the year 2003 was equal to 759 million Euro with an increase of 5% at constant exchange rates (-2% at current exchange rates).
As far as sales per geographic area are concerned, significant sales increases were posted in the Far East – over 20% at comparable exchange rates – despite the strong negative impact of the Sars epidemic in the second quarter of the year. Sales trend within the American market shows an important increase - over 9% at comparable exchange rates (+21% in the fourth quarter 2003) - thus confirming the recovery of this market.
Also, sales results in Japan are strongly increasing - by 11% at comparable exchange rates.
Sales in Italy and in the rest of Europe remained essentially unchanged compared to 2002, due to the negative economic outlook and to the reduction of tourism, penalized by the strong increase of the Euro and by the constant international tensions.
All product categories, with the only exception of watches, registered a sales increase. Jewelry posted, at comparable exchange rates, an increased of 13%, accessories of 49% and fragrances of 8%. Watches, with a decrease of about 10%, were influenced by the general slowdown of the market of this product category.

Contribution margin: contribution margin was equal to 474 million Euro, against 469 million Euro of the previous year (+1%). The impact on sales went from 60,6% to 62,5%. This significant improvement was obtained – despite the strong increase of the Euro compared to all other currencies – thanks to the better integration and to the constant improvement of production processes.

Operating profit: the operating profit went from 108 million Euro in 2002 to 117 million Euro in 2003, with an increase of 9% compared to the previous year. In terms of impact on net sales the operating profit went from 13,9% of the year 2002 to 15,4% of the year 2003. A careful improvement of the optimization processes of the Group was decisive for such increase, which started in 2002 and continued throughout the entire 2003. Thanks to these activities all operating costs, with the exception of promotion and advertising expenses, were reduced. The latter increased by 6%, from 76 million Euro in 2002 to 81 million Euro in 2003 (10.6% of turnover), in line with the Group's objectives.

Net profit: net profit was equal to 92 million Euro with an increase of 21% compared to 76 million Euro of the previous year and represents the 12.1% of turnover (9.8% in 2002). The significant increase can be attributed to a careful cost control of non-operating expenses and to the reduction of financial charges.

Net indebtedness of the Group at 31/12/2003 was equal to 45 million Euro compared to the net indebtedness of the previous year which was of 136 million Euro. This strong reduction can be attributed to the high cash-flow generated by the operating management besides an improved inventory management and logistics cycle. Therefore, the stock decreased from 477 million Euro at the end of 2002 to 430 million Euro at 31.12.2003 (-10%).
The gearing - ratio between indebtedness and equity – thus further improved, and went from 25% to 8%.

Total investments in tangible and intangible fixed assets (equal to 38.2 million Euro) were referring mainly to the enlargement and opening of new, exclusive BVLGARI stores.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "I am extremely satisfied with the results obtained in 2003, on one hand because they were achieved in very unfavorable economic and political conditions, on the other because they were obtained despite significant investments for a further expansion of the Group itself.
I would also like to underline that two fundamental objectives were achieved in the past year: first of all we created highly innovative and creative products, secondly we further improved our profitability despite the fact that the market allowed only moderate growth in sales volumes.
Although the current geo-political situation remains uncertain, I am still confident that 2004 will be a year of further growth also thanks to the launch of new, extraordinary products."

The Board of Directors has also approved the financial statements of the parent company Bulgari S.p.A. closing at 31/12/2003 with a net profit of 30 million Euro (against 22 million Euro in 2002). Total revenues - consisting almost entirely of royalties paid by subsidiaries and franchisees for the use of the Bvlgari trademark – were of 46 million Euro (47 million Euro in 2002), decreasing by about 3%.

Finally the Board of Directors approved the distribution of a dividend of Euro 0.11 per share compared to Euro 0.074 of the year before (+49%). The accounts will be submitted to the approval of the next Annual General Meeting taking place in Rome on April, 29th 11 am on first call and on May, 6th at 11 am on second call. The Board further approved to submit to the approval of the Annual General Meeting the date of May 27th, 2004 for the dividend payment by clipping coupon n. 10 on May 24th, 2004.

	2003	Q4 2003	Variation %2003/2002 **FULL YEAR**		Variation% 2003/2002 **FOURTH QUARTER**	
In Eur Mio			REPORTED	AT COMP.FX RATES	REPORTED	AT COMP.FX RATES
Jewels	**307.6**	99.1	+4.7	+12.9	+0.4	+7.6
Watches	**244.2**	83.3	-16.6	-10.6	-15.5	-9.5
Perfumes	**136.7**	44.9	+3.1	+8.5	+12.2	+19.3

Accessories	**55.7**	15.9	+39.5	+48.9	+15.5	+22.3
Roya/other	**15.1**	4.1	+4.8	N/A	+4.4	N/A
Total	**759.3**	247.3	-1.9	+4.9	-3.1	+3.5

	2003	Q4 2003	Variation % 2003/2002 **FULL YEAR**		Variation% 2003/2002 **FOURTH QUARTER**	
In Eur Mio			REPORTED	AT COMP.FX RATES	REPORTED	AT COMP.FX RATES
ITALY	**105.5**	34.7	-1.6	N/A	-3.4	N/A
EUROPE EX IT.	**189.7**	55.5	-0.9	N/A	-2.4	N/A
AMERICAS	**108.7**	39.7	-6.2	+9.2	+4.6	+21.4
JAPAN	**166.4**	56.8	+0.9	+10.7	-6.6	+0.2
FAR EAST	**142.6**	46.6	+7.5	+20.2	+7.0	+18.7
M.EAST/OTH.	**46.4**	14.0	-24.6	N/A	-29.9	N/A
Total	**759.3**	247.3	-1.9	+4.9	-3.1	+3.5

BVLGARI GROUP

M.EURO	**2003**	**2002**
REVENUES	759.3	773.6
OPERATING PROFIT	116.9	107.6
EBIT MARGIN (OP.PROF./REV)	15,4%	13,9%
NET PROFIT	92.1	76.1
NET MARGIN (NET PROF/REV)	12,1%	9,8%

Data hereinabove indicated are still subject to auditing.

Wednesday 6 October 2004

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January 2004

29/01/2004

Bulgari: growth in sales volumes in 2003

- **+4.9% at constant exchange rates**
- **-1.9% at current exchange rates**

Rome, January 29 2004 – The consolidated revenues of the Bulgari Group for the y 2003 were equal to 759 million Euro, compared to 774 million Euro of 2002, with an increase of 4.9% at constant exchange rates (-1.9% at current exchange rates). Concerning the fourth quarter 2003, sales were equal to 247 million Euro, comparec 255 million Euro of the same quarter 2002 (+3.4% at constant exchange rates; -3.1' current exchange rates).

	2003	Q4 2003	Variation % 2003/2002 **FULL YEAR**		Variation % 2003/2002 **FOURTH QUARTE**	
In Eur Mio			REPORTED	AT COMP. FXRATES	REPORTED	AT COM FXRA
Jewels	**307.7**	99.2	+4.7	+12.9	+0.4	+7.
Watches	**244.2**	83.3	-16.6	-10.6	-15.5	-9.
Perfumes	**136.6**	44.8	+3.0	+8.4	+12.0	+19.
Accessories	**55.7**	15.9	+39.6	+49.0	+15.6	+22.
Roya and other	**14.9**	3.9	+3.6	N/A	-0.4	N/
Total	**759.1**	247.1	-1.9	+4.9	-3.1	+3.

The entire year of 2003 posted positive results despite the war in Iraq and Sars. S were particularly good for jewellery (+12.9% at constant exchange rates), accessori (+49% at constant exchange rates) and fragrances (+8.4% at constant exchange ra As far as watches are concerned, sales decreased by 10.6% at constant exchange still suffering of the difficulties of the whole sector.

In Eur Mio	**2003**	Q4 2003	Variation % 2003/2002 **FULL YEAR**		Variation % 2003/2002 **FOURTH QUARTER**	

In Eur Mio			REPORTED	AT COMP. FX RATES	REPORTED	AT COMP. FX RATES
ITALY	**105.3**	34.5	-1.9	NA	-4.1	NA
EUROPE EX IT.	**189.9**	55.7	-0.8	NA	-2.0	NA
AMERICAS	**108.6**	39.6	-6.3	+9.2	+4.4	+21.2
JAPAN	**166.3**	56.7	+0.9	+10.7	-6.6	+0.2
FAR EAST	**142.7**	46.7	+7.5	+20.2	+7.0	+18.7
M.EAST/OTH.	**46.3**	13.9	-24.8	NA	-30.4	NA
Total	**759.1**	247.1	-1.9	+4.9	-3.1	+3.4

Concerning geographic areas, sales volumes were still weak in Italy (-1.9%) and in Europe (-0.8%) – still penalised by weak tourism. It has to be underlined, though, th these areas witnessed positive sales trends to the local clientele.

America registered – with an increase in sales of 9.2% at constant exchange rates - good recovery. Japan (+10.7% at constant exchange rates) and Far East (+20.2% a comparable exchange rates) maintained their good sales performance.

As far as the product categories are concerned, **the fourth quarter 2003** registered increase of sales of accessories (+22.6% at constant exchange rates), fragrances (+19.1% at constant exchange rates) and jewellery (+7.6% at constant exchange ra Watch sales are still negative (-9.5% at constant exchange rates) but show a consta improvement especially if compared to the very high base of the same quarter of 20 (+28% versus 2001).
Concerning revenues by geographic area the increasingly faster recovery of the Americas has to be stressed (+21.2% at constant exchange rates) – especially if tak into consideration the already very high comparison base of 2002, which registered growth of 21%. Sales in Japan remained essentially unchanged compared to 2002 (+0.2% at constant exchange rates), despite the very difficult comparison base (+27 vs.2001) and despite the increase of sales volumes in Hawaii, which penalised the domestic market. The Far East registered a very good sales trend (+18.7% at const exchange rates).

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am satisfied with the results obtained in 2003, which, once again prove the strength of t Bulgari brand, the success of the new products as well as our effective strategy of c control and the constant quest for efficiency.
Furthermore, it is important to underline that 2003 witnessed an extremely difficult fi semester – both from a macro-economic and political point of view - and a second p which instead showed constant signs of recovery. I am therefore confident for 2004 one hand because of an improvement of the economic environment and on the othe because of the launch of the new products, which certainly will contribute to the achievement of further growth and expansion".

*non-audited figures

November 2003
10/11/2003

Bulgari Hotels & Resorts to open luxury resort in Bali

Rome, 10 November 2003 - Bulgari Hotels & Resorts, the joint venture company formed by Bulgari (MIL:BUL), the contemporary Italian Jeweller, and the Luxury Group of Marriott International, Inc. (NYSE:MAR), announced today its second hotel project – following the first to open in Milan - to be developed on a unique site in Bali. The five-star luxury resort is scheduled to open mid 2005.

The hotel will be developed and owned by MRA Group & Partners, a well-known Indonesian business owner of the franchised Bulgari stores in Indonesia. MRA's other interests include luxury automobile dealerships, media and premium brand retailing. Bulgari will license its brand, while the Marriott International's Luxury Group will manage the hotel.

The hotel site is located near Pecatu village on the southern tip of the Jimbaran Peninsula. Set on a secluded plateau defined by cliffs dropping straight to the sea, the resort will be composed of 58 villas, 54 of which will be one-bedroom, 300-square- meters luxury units, each with unique exterior features such as a patio with a plunge pool, as well as living and dining rooms. The interior of the villas will include a spacious layout with a large bedroom, a study/library, two separate bathrooms and dressing rooms. The remaining four villas will include 3 two-bedroom luxury units of 500-square-meters each; while the Bulgari Villa with 1600 square meters will feature three bedrooms, a home theatre and a separate apartment for staff. All villas will overlook the sea.

The exclusive resort will, in its unparalleled natural setting, offer a large spa, a private beach, two restaurants, a library, several meeting rooms and a Bulgari store. The resort will be designed by the well-known architect Antonio Citterio & Partners for Bulgari, featuring a contemporary interpretation of the traditional Balinese style using typical local materials. Exclusive Bulgari amenities coupled with exquisite Balinese antiques will create a unique experience for the resort's guests.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am very pleased about this second hotel project, located in one of the most exciting and exclusive vacation destinations in the world. I am convinced that this resort will be a spectacular venture that will contribute to further enhance the Bulgari brand image. This operation joins our first city hotel in Milan, which will open in 2004."

*A computer rendering of the entrance to a typical villa of the Bulgari hotel in Bali can be found at www.bulgari.com. (Enter "corporate information", click "press area" and "press releases 2003").

For further information: Francesca Zanoni (+39-06.688 10 594)
Francesca.Zanoni@Bulgari.com

investor relations

Bulgari on the Milan Stock Exchange (mir

Wednesday 6 October 2004

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November 2003

13/11/2003

Bulgari: continues its growth - increase in sales volumes and profits in the fir: months of 2003

- **Turnover 512 million Euro (-1%)**
- **Revenues at comparable exchange rates +6%**
- **Operating profit 62 million Euro (+10%)**
- **Net profit 44 million Euro (+20%)**

Rome, November 13 2003 - The Board of Directors of Bulgari S.p.A. approved toda consolidated financial statements as of 30 September 2003. In the **first nine montr turnover** was of 512.0 million Euro, and was of 518.6 million Euro for the same peri showing a decrease of 1.3%. At constant exchange rates the increase was of 5.6%. **Operating profit** in the first nine months of 2003 was equal to 62.1 million Euro, coı million Euro of the same period 2002, posting an increase of 9.8%. **Net profit** in the months of 2003 was of 43.9 million Euro against 36.5 million Euro of the same perio (+20.2%).

Turnover in the **third quarter** was of 181.9 million Euro and was of 180.2 million Eu quarter 2002, showing an increase of 0.9%. At comparable exchange rates the incre to 8.1%.
In the third quarter the **operating profit** increased from 23.6 million Euro in 2002 to Euro in the same period of 2003 (+14.6%). **Net profit** in the third quarter increased million Euro in 2002 to 18.9 million Euro in the same period of 2003 (+35.1%).

During the first **nine months** of this year, at **comparable exchange** rates and com same period of the previous year, jewellery sales increased by 15.6%, accessories I perfume by 3.9%. Perfume sales had witnessed a slow-down due to the imminent la new fragrance *Omnia*. Watch sales registered a decrease of 12.9% still influenced t trend of the entire sector.
At **comparable exchange** rates, the increase of revenues in the **third quarter** - cor same period of the previous year - registered a very good increase in sales of jewell fragrances (+48%) and accessories (+39%). Watch sales were very weak posting a 22.9%.
This significant decrease is penalised by the comparison with third quarter results o registered an increase of 14.6% at comparable exchange rates due to the launch of watch collection. Actually, watch sales this year were almost unchanged (53 million Q1, 54 million Euro during Q2 and Q3).

As far as the geographic areas are concerned – in the first **nine months** of 2003 – I and Europe excluding Italy (-0.2%) remained essentially unchanged. Japan (+17.1% comparable exchange rates) and the Far East (+7.7% at current rates) registered a increase, despite the strong growth during the same period of the previous year. Th its slow recovery, showing an increase of 3.4% at comparable exchange rates.

The **contribution margin** during the first **nine months** of this year was equal to 31! against 313.9 million Euro of the previous year with an increase from 60.5% to 61.7' thanks to a better integration of the production process and an improved efficiency, negative exchange rate effect. Furthermore, in the **third quarter** 2003 the contributi

negatively influenced by the product mix – was equal to 60.5% against 60.9% of the
Total operating expenses ex advertising and promotion in the **nine months** decrea
2% from 208.4 million Euro of the first nine months of 2002 to 204.2 million Euro in
period of 2003. During the **third quarter** the variation was equal to –4.8%. Advertisi
promotion expenses, both during the quarter and the first nine months of this year, i
about 1% thus impacting on the consolidated turnover of the first nine months of 20
against 9.4% of the nine months of 2002.
As a result, the **operating profit** – in the first **nine months** of 2003 – was equal to
Euro against 56.6 million Euro during the first nine months of 2002, showing an incr
Operating margin in the first nine months of 2003 went to 12.1% from 10.9% in 200
third quarter the operating profit reached 27.0 million Euro against 23.6 million Eur
of the previous year with an increase of 14.6%.

Due to further improvement of the financial situation, cost control of non operating e
an average tax rate slightly higher compared to the previous period, **net profit** in th
months of 2003 reached 43.9 million Euro against 36.5 million Euro in the nine mo
previous year (+20.2%).
During the first **nine months** of this year net margin increased from 7.0% to 8.6%.

The financial situation showed a further improvement with an indebtedness that dec
247.5 million Euro at 30.09.02 to 155.7 million Euro at 30.09.03. Consequently, the
between indebtedness and equity – between September 2002 and September 200
from 49% to 29%.
The improvement of the financial situation was obtained thanks to the reduction of t
which decreased from 518.5 million Euro at 30/09/2002 to 466.8 million Euro at 30/

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "Con
current economic and geopolitical context I am satisfied with the results of these firs
They actually prove that, despite an extremely difficult scenario, Bulgari – thanks to
its brand and the excellent quality of its products – continues its grow.
Furthermore, the fact that the watch market is still depressed – for Bulgari as well a
companies operating in this sector – is, on one hand, a concern to us but at the sa
opportunity. I believe this, also, because of an expected improvement of the econon
confidence with respect to the launches of the new watch collections which we are
present during the next months.
I am also extremely satisfied with the obtained results in our operations, which prov
– the success of our strategy characterized by careful cost control and by the const
efficiency."

BULGARI GROUP
FINANCIAL HIGHLIGHTS

(M euro)	**III Trim. 03**	**III Trim. 02**	**30/09/03**
Net revenues	181,9	180,2	512,0
Operating profit	27,0	23,6	62,1
Profit before taxes and minorities	25,6	17,9	54,4
Net profit	18,9	14,0	43,9

BULGARI GROUP
REVENUE GROWTH BY PRODUCT CATEGORY

	III Trim '03	**III Trim '02**	**30/09/2003**

Jewels	+12%	-7%	+7%
Watches	-28%	+11%	-17%
Perfumes	+38%	-13%	-1%
Accessories	+30%	+11%	+52%
Royalties and oth	+26%	-25%	+5%

BULGARI GROUP
REVENUES BY PRODUCT CATEGORY AND WEIGHT ON TOTAL REV.

(M euro)	III Trim '03		III Trim '02		30/09/2003	
Jewels	71,9	39%	64,0	35%	208,5	41%
Watches	54,1	30%	75,0	42%	161,0	31%
Perfumes	40,3	22%	29,1	16%	91,8	18%
Accessories	12,0	7%	9,2	5%	39,7	8%
Royalties and oth	3,6	2%	2,9	2%	11,0	2%
Total	181,9	100%	180,2	100%	512,0	100%

BULGARI GROUP
REVENUE GROWTH BY GEO AREA

	III Trim '03	III Trim '02	30/09/2003
Italy	-16%	+10%	-1%
Europe (ex. Italy)	+25%	-16%	0%
Americas	-7%	-1%	-11%
Japan	+10%	-4%	+5%
Far East	+3%	-3%	+8%
M/East and oth	-39%	+74%	-22%

BULGARI GROUP
REVENUES BY GEO AREA AND WEIGHT ON TOTAL REV.

(M euro)	III Trim '03		III Trim '02		30/09/2003	
Italy	21,8	12%	25,9	14%	70,8	14%
Europe (ex. Italy)	50,5	28%	40,4	22%	134,3	26%
Americas	26,4	15%	28,5	16%	69,0	14%

Japan	39,4	22%	35,8	20%	109,6	21%
Far East	33,3	18%	32,4	18%	96,0	19%
M/East and oth	10,4	5%	17,2	10%	32,3	6%

Unaudited results

Wednesday 6 October 2004

September 2003

11/09/2003

Bulgari: first semester 2003 - growth in sales volumes, operating and net profi

- **Turnover: 330.1 million Euro**
- **Operating profits: 35.1 million Euro**
- **Net profits: 25.0 million Euro**

Rome, September 11, 2003 - The Board of Directors of Bulgari S.p.A. presents today in Rome its interim first semester results of 2003.

Revenues – which registered an increase of 4% at comparable exchange rates – were of 330.1 million Euro and were negatively impacted by exchange rates, therefore showing a decrease compared to the 338 million Euro of the same period during the previous year.
Operating profits were of 35.1 million Euro against the 33.0 million Euro in the first semester of 2002, posting an increase of 6.4%. Net profits were equal to 25.0 millio Euro, compared to 22.6 million Euro of the same period of 2002, thus showing an increase of 10.9%. Obviously, the negative economic conjuncture and the difficult political environment influenced sales in the first semester of this year. Furthermore the second quarter was strongly penalised by Sars causing a drastic slowdown in tourism.
During this first semester, sales witnessed a particularly good trend in the Far East (+10.7%), in Italy (+8.1%) and in Japan (+2.7%). Sales in Europe (excluding Italy) were still penalized by the Sars effect; while in the Americas, where sales decrease by 14% in Euro, registered a 3% increase at comparable exchange rates, thus confirming a slow recovery.
As far as the product categories are concerned, the very good sales trend – at comparable exchange rates - of jewelry (+13%) and of accessories (+76%) has to b underlined. Revenues were weak for watches (-4%) and for perfume (-16%).

The contribution margin increased – despite the strong Euro against the Yen and th USD – from 60.3%* of the first semester 2002 to 62.4%* during the first semester 2003. This increase proves the efficiency of the optimization activities carried out in the production process.
Total operating expenses were equal to 170.8 million Euro against 171.1 million Euro of the same period of the previous year, notwithstanding the new store openings and the acquisition of Crova.

Net indebtedness of the Group at 30/06/2003 was equal to 157 Euro million against the 268 Euro million at 30/06/2002, thanks to the control of the inventory - equal to 531.4 Euro million at 30/06/2002 – which decreased to 482.8 Euro million at 30/06/2003.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "The obtained results testify, despite the difficult environment which was significantly penalized by negative economic and political events, the strength of the Bvlgari brand as well as the success of the new products; especially the jewellery collection *Allegra* and also the new watch models presented during the last Basle fair.
I am also convinced that the latest launch of the fragrance *Omnia* will be a great

success.

Furthermore, I am very satisfied with the increase of both operating and net profitability, which was registered, despite the low growth rate of sales volumes, thanks to the recovery of efficiency which is being implemented for some time now within our organization.
In case the second half of this year should witness an improvement of the economic and political scenario, in respect to what we have seen in the last months, I am confident that 2003 will register an increase of sales and profits compared to the previous year."

The Board of Directors has also approved the financial statements of the parent company Bulgari S.p.A. closing at 30/06/03 with a net profit of 14.1 Euro million (15.6 Euro million in the first semester of 2002), including dividends from subsidiary companies for 22.0 Euro million. The parent company's total revenues in the first ha of 2003, consisting almost entirely of income from royalties from the Bvlgari brand, amounted to 20.8 Euro million, showing a decrease of 1% compared to 21.0 Euro million for the same period of the previous year.

*The value of the operating margin was reclassified for both semesters of reference in order to include all direct (internal) production expenses.

BULGARI GROUP
Financial Highlights
(in Euro 000)

	30/6/03	30/6/02
CONSOLIDATED NET REVENUES	330.122	338.316
EBIT	35.099	32.990
NET PROFIT	25.032	22.563

Bulgari Group - M. Euro by product category

	Q1 2003	Q2 2003	H1 2003
JEWELS	61,529	75,070	136,599
WATCHES	52,591	54,257	106,848
PERFUMES	27,561	23,942	51,503
ACCESSORIES	14,812	12,956	27,768
ROYALTIES & OTH.	4,134	3,270	7,404
TOTAL	**160,627**	**169,495**	**330,122**

Bulgari Group - % growth by product category

	Q1 2003	Q2 2003	H1 2003
JEWELS	-0.6	+8.5	+4.2
WATCHES	+0.9	-19.2	-10.4
PERFUMES	-9.1	-27.8	-18.9
ACCESSORIES	+82.0	+48.3	+64.6
ROYALTIES & OTH.	+10.4	-15.9	-3.0
TOTAL	+2.8	-6.9	-2.4

Bulgari Group - M.Euro by geographical area

	Q1 2003	Q2 2003	H1 2003
ITALY	23,072	25,909	48,981
EUROPE EX ITALY	40,211	43,551	83,762
AMERICAS	22,124	20,480	42,604
JAPAN	34,174	36,033	70,207
FAR EAST	31,372	31,320	62,693
M.EAST & OTH.	9,674	12,202	21,875
TOTAL	**160,627**	**169,495**	**330,122**

Bulgari Group - % growth by geographical area

	Q1 2003	Q2 2003	H1 2003
ITALY	+15.4	+2.3	+8.1
EUROPE EX ITALY	-11.7	-10.6	-11.1
AMERICAS	-12.2	-15.6	-13.9
JAPAN	+17.1	-8.0	+2.7
FAR EAST	+24.6	-0.4	+10.7
MIDDLE EAST AND OTHERS	-13.0	-7.5	-10.0
TOTAL	+2.8	-6.9	-2.4

Non audited results

Wednesday 6 October 2004

July 2003

30/07/2003

Bulgari: sales volumes grew in the first semester 2003 (+4% at comparable exchange rates)

Rome, July 30 2003 – In the first semester 2003 the Bulgari Group posted revenues of 330 million Euros with a decrease of 2% (+4% at comparable exchange rates), compared to the same period of the previous year (338 million Euro).
In the first quarter sales (+9% at comparable exchange rates) were negatively influenced by the war in Iraq. The second quarter sales (+1% at comparable exchange rates) were significantly penalized by the Sars, thus worsening an already very negative economic trend.

Turnover in Italy registered an increase of 8% during the first six months of the year despite the strong decline in tourism, thanks to the very good sales trend within the domestic market.
Revenues decreased in the rest of Europe (-11%), penalised by the *Sars effect* expecially in France and Switzerland, and in Germany by the economic recession.
In the Americas revenues – down by 14% in euro terms - increased by 3% at comparable exchange rates thus confirming a slow process of recovery.
Japan witnessed good sales results (+3% at current exchange rates; +14% at constant exchange rates). The deceleration of the growth rate recorded in Q2 in this market is mainly due to a decrease in perfume sales in the second quarter 2003, compared to the strong level recorded in the same period of 2002.
Despite the Sars epidemics, the remaining Far Eastern region closed the semester with a significant growth in turnover (+11%).
Middle East registered a slight slowdown in revenues (-10%), penalised by the weak dollar and by the difficult geopolitical context.

As far as the product categories are concerned, the very good trend of jewellery sales during the first semester has to be underlined. In the first half jewelry sales posted a further increase of 4% (+9% in the second quarter). This growth is even more impressive if expressed at comparable exchange rates (+13% for the entire semester; +20% in the second quarter).
Watch revenues, on the other hand, registered a decrease of 10% in the first semester
(-19% in the second quarter). Revenues were penalised - besides the strong euro - by the significant downturn of travel and by a general weakness of sales in the industry, more dependent on the male customer higher reactiveness to the present economic environment.
Fragrance revenues witnessed a decrease of -19% (-28% in the second quarter) due to the penalizing exchange rate effect, to the general negative trend of the fragrance business as well as to the very high basis of comparison. The performance was also influenced by the slow-down of orders from perfumeries, waiting for new *Omnia* fragrance to be on shelf in September.
For the entire fiscal year 2003 sales expectations for fragrances point to a growth in volumes.
Accessories sales continued the strong growth (+65% in the first semester; +48% in the second quarter) despite the difficulties in the travel retail channel.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am very satisfied with the sales results of the this first semester of the year, during which we achieved a further sales growth of 4% - despite the war in Iraq, the Sars epidemics and the great uncertainty of the economic environment. Considering the latest sales results of June and July and should an improvement of the economic environment materialize I am confident that an increase in sales volume and profits for 2003 is still achievable."

BULGARI GROUP – % GROWTH BY PRODUCT CATEGORY

	Q1 2003	Q2 2003	H1 2003
JEWELS	-0.6	+8.5	+4.2
WATCHES	+0.9	-19.2	-10.4
PERFUMES	-9.1	-27.8	-18.9
ACCESSORIES	+82.0	+48.3	+64.6
ROYALTIES & OTH.	+10.4	-15.9	-3.0
TOTAL	+2.8	-6.9	-2.4

BULGARI GROUP – % BREAKDOWN BY PRODUCT CATEGORY

	Q1 2003	Q2 2003	H1 2003
JEWELS	38.3	44.3	41.4
WATCHES	32.7	32.0	32.4
PERFUMES	17.2	14.1	15.6
ACCESSORIES	9.2	7.6	8.4
ROYALTIES & OTH.	2.6	2.0	2.2
TOTAL	100	100	100

BULGARI GROUP – % GROWTH BY GEOGRAPHICAL AREA

	Q1 2003	Q2 2003	H1 2003
ITALY	+15.4	+2.3	+8.1
EUROPE EX. ITALY	-11.7	-10.6	-11.1
AMERICAS	-12.2	-15.6	-13.9
JAPAN	+17.1	-8.0	+2.7
FAR EAST	+24.6	-0.4	+10.7

M. EAST & OTH	-13.0	-7.5	-10.0
TOTAL	+2.8	-6.9	-2.4

BULGARI GROUP – % BREAKDOWN BY GEOGRAPHICAL AREA

	Q1 2003	Q2 2003	H1 2003
ITALY	14.4	15.3	14.8
EUROPE EX ITALY	25.0	25.7	25.4
AMERICAS	13.8	12.1	12.9
JAPAN	21.3	21.2	21.3
FAR EAST	19.5	18.5	19.0
M.EAST & OTH.	6.0	7.2	6.6
TOTAL	100	100	100

Source: Bulgari S.p.A. – preliminary, non-audited figures – the H1 03 release will be approved by the Board of Directors on sep.11 2003.
For additional information: Francesca Zanoni +39.06.68810 594.

July 2003

30/07/2003

Bulgari: sales volumes grew in the first semester 2003 (+4% at comparable exchange rates)

Rome, July 30 2003 – In the first semester 2003 the Bulgari Group posted revenues of 330 million Euros with a decrease of 2% (+4% at comparable exchange rates), compared to the same period of the previous year (338 million Euro).
In the first quarter sales (+9% at comparable exchange rates) were negatively influenced by the war in Iraq. The second quarter sales (+1% at comparable exchange rates) were significantly penalized by the Sars, thus worsening an already very negative economic trend.

Turnover in Italy registered an increase of 8% during the first six months of the year despite the strong decline in tourism, thanks to the very good sales trend within the domestic market.
Revenues decreased in the rest of Europe (-11%), penalised by the *Sars effect* expecially in France and Switzerland, and in Germany by the economic recession.
In the Americas revenues – down by 14% in euro terms - increased by 3% at comparable exchange rates thus confirming a slow process of recovery.
Japan witnessed good sales results (+3% at current exchange rates; +14% at constant exchange rates). The deceleration of the growth rate recorded in Q2 in this market is mainly due to a decrease in perfume sales in the second quarter 2003, compared to the strong level recorded in the same period of 2002.
Despite the Sars epidemics, the remaining Far Eastern region closed the semester with a significant growth in turnover (+11%).
Middle East registered a slight slowdown in revenues (-10%), penalised by the weak dollar and by the difficult geopolitical context.

As far as the product categories are concerned, the very good trend of jewellery sales during the first semester has to be underlined. In the first half jewelry sales posted a further increase of 4% (+9% in the second quarter). This growth is even more impressive if expressed at comparable exchange rates (+13% for the entire semester; +20% in the second quarter).
Watch revenues, on the other hand, registered a decrease of 10% in the first semester
(-19% in the second quarter). Revenues were penalised - besides the strong euro - by the significant downturn of travel and by a general weakness of sales in the industry, more dependent on the male customer higher reactiveness to the present economic environment.
Fragrance revenues witnessed a decrease of -19% (-28% in the second quarter) due to the penalizing exchange rate effect, to the general negative trend of the fragrance business as well as to the very high basis of comparison. The performance was also influenced by the slow-down of orders from perfumeries, waiting for new *Omnia* fragrance to be on shelf in September.
For the entire fiscal year 2003 sales expectations for fragrances point to a growth in volumes.
Accessories sales continued the strong growth (+65% in the first semester; +48% in the second quarter) despite the difficulties in the travel retail channel.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am very satisfied with the sales results of the this first semester of the year, during which we achieved a further sales growth of 4% - despite the war in Iraq, the Sars epidemics and the great uncertainty of the economic environment. Considering the latest sales results of June and July and should an improvement of the economic environment materialize I am confident that an increase in sales volume and profits for 2003 is still achievable."

BULGARI GROUP – % GROWTH BY PRODUCT CATEGORY

	Q1 2003	Q2 2003	H1 2003
JEWELS	-0.6	+8.5	+4.2
WATCHES	+0.9	-19.2	-10.4
PERFUMES	-9.1	-27.8	-18.9
ACCESSORIES	+82.0	+48.3	+64.6
ROYALTIES & OTH.	+10.4	-15.9	-3.0
TOTAL	+2.8	-6.9	-2.4

BULGARI GROUP – % BREAKDOWN BY PRODUCT CATEGORY

	Q1 2003	Q2 2003	H1 2003
JEWELS	38.3	44.3	41.4
WATCHES	32.7	32.0	32.4
PERFUMES	17.2	14.1	15.6
ACCESSORIES	9.2	7.6	8.4
ROYALTIES & OTH.	2.6	2.0	2.2
TOTAL	100	100	100

BULGARI GROUP – % GROWTH BY GEOGRAPHICAL AREA

	Q1 2003	Q2 2003	H1 2003
ITALY	+15.4	+2.3	+8.1
EUROPE EX. ITALY	-11.7	-10.6	-11.1
AMERICAS	-12.2	-15.6	-13.9
JAPAN	+17.1	-8.0	+2.7
FAR EAST	+24.6	-0.4	+10.7

M. EAST & OTH	-13.0	-7.5	-10.0
TOTAL	+2.8	-6.9	-2.4

BULGARI GROUP – % BREAKDOWN BY GEOGRAPHICAL AREA

	Q1 2003	Q2 2003	H1 2003
ITALY	14.4	15.3	14.8
EUROPE EX ITALY	25.0	25.7	25.4
AMERICAS	13.8	12.1	12.9
JAPAN	21.3	21.2	21.3
FAR EAST	19.5	18.5	19.0
M.EAST & OTH.	6.0	7.2	6.6
TOTAL	100	100	100

Source: Bulgari S.p.A. – preliminary, non-audited figures – the H1 03 release will be approved by the Board of Directors on sep.11 2003.
For additional information: Francesca Zanoni +39.06.68810 594.

Wednesday 6 October 2004

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May 2003

14/05/2003

Bulgari Group: turnover and profits grew in the first quarter 2003 (turnover: +3%; net profit: +27%)

Rome, May 14 2003 – Bulgari, the Italian contemporary jeweller announced in Rome today its consolidated first quarter results of 2003, posting a turnover of 160.6 million Euro with an increase of 3% compared to the same period of the previous year (+9% at constant exchange rates).
In the first quarter 2003 the Group's operating profit equalled 16.2 million Euro (+1%) and net profit grew from 9.0 to 11.4 million Euro (+27%). These results were obtained despite the very negative economic and political environment and are essentially in line with the Group's growth plan.

The contribution margin* was of 101.6 million Euro and increased by 6%, despite the significant penalisation due to a further reinforcement of the Euro against the Yen and the USD. This good result was obtained thanks to improved manufacturing efficiencies and to the further verticalization of the jewellery production (following the latest acquisition of the 50% stake of Crova S.p.A.).

During the same period, costs for advertising and promotion activities accounted for about 13.9 million Euro (+16% compared to the previous year). Other operating costs (71.4 million Euro in the first quarter 2003; 67.7 million Euro in the same period of 2002) increased by 5% especially due to the consolidation of the 50% stake in Crova S.p.A. The inventory equalled 492.0 million Euro at the end of March 2003, against 557.0 million Euro at 31.03.2002. The working capital (trade receivable, payables and inventory) witnessed a similar reduction, from 579.1 million Euro at the end of March 2002 to 505.0 million Euro at the end of this quarter (-13%). Indebtedness was almost cut into half, from 300.8 million Euro at the end of March 2002 to 159.4 million Euro at 31.03.2003. Consequently, the gearing decreased from 62% to 29%.

As far as product categories are concerned, the good performance of the jewellery (-1% but +6% at constant exchange rates) – that further increased its volume compared to the high levels of the first quarter 2002 (+17%) – has to be underlined. Watch sales increased by 1% (+6% at constant exchange rates) showing a recovery from the levels of the previous year. Perfume sales decreased by 9% (-6% at constant exchange rates) and were penalised by the slowdown of traffic not only in airports but, generally speaking, within the whole travel retail sector. Accessories confirmed, with an increase of 82%, their great success within the Bulgari product portfolio.

Concerning geographical areas, the excellent performance of sales in Japan (+17%, +28% at constant exchange rates), in the Far East (+25%) and in Italy (+15%) have to be highlighted. Europe – further penalised by the slowdown in tourism – witnessed a decrease of sales of 12%, while the Americas, which decreased by 12%, posted, at constant exchange rates, an increase of 4%.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented: "I am very satisfied with the good results obtained during the first quarter of the

year, despite the war. Sales volumes, the very good level of the contribution margin, the effective cost control, the significant increase of net profit as well as the improvement of the financial situation are all objectives we reached and which are essentially in line with our expectations.
Unfortunately, an immediate return to a stable and serene business environment – a fundamental premise for further expanding our activities – seems temporarily postponed, due to the SARS effect. The SARS effect is negatively impacting our business in South East Asia, and is also influencing the flow of travellers with a consequent reduction of sales in all countries that are very dependent on it".

*internal production costs excluded

BULGARI GROUP
REVENUE GROWTH BY GEOGRAPHICAL AREA

	1 Q 2003	1 Q 2002
ITALY	+15%	-16%
EUROPE (EXCL. ITALY)	-12%	+18%
AMERICA	-12%	-13%
JAPAN	+17%	+1%
FAR EAST	+25%	-25%
MIDDLE EAST - OTHER	-13%	-2%

Source: Bulgari SpA

BULGARI GROUP
REVENUE BREAKDOWN BY GEOGRAPHICAL AREA

	1 Q 2003	1 Q 2002
ITALY	14%	13%
EUROPE (EXCL. ITALY)	25%	29%
AMERICA	14%	16%
JAPAN	21%	19%
FAR EAST	20%	16%
MIDDLE EAST - OTHER	6% -	7%
TOTAL	100%	100%

Source: Bulgari SpA

BULGARI GROUP
REVENUE GROWTH BY PRODUCT LINE

	1 Q 2003	1 Q 2002

JEWELS	-1%	+17%
WATCHES	+1%	-29%
PERFUMES	-9%	+13%
ACCESSORIES	+82%	-5%
ROYALTIES & OTHER	+10%	+28%

Source: Bulgari SpA

BULGARI GROUP
REVENUE BREAKDOWN BY PRODUCT LINE

	1 Q 2003	1 Q 2002
JEWELS	38%	40%
WATCHES	33%	34%
PERFUMES	17%	19%
ACCESSORIES	9%	5%
ROYALTIES & OTHER	3%	2%
TOTAL	100%	100%

Source: Bulgari SpA
*unaudited results

investor relations

Wednesday 6 October 2004

March 2003

27/03/2003

Bulgari: strong results in 2002

Indebtedness cut into half

- **Turnover: 774 million Euro (+1%)**
- **Operating profit: 108 million Euro (+5%)**
- **Net profit: 76.1 million Euro (+12%)**

Rome, March 27 2003 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements as of 31 December 2002. The entire year of 2002 was significantly influenced by an unfavorable economic and political situation. Despite this, the Group obtained positive results thanks to an intense work on all internal variables, such as product, organization and network.

Turnover: consolidated turnover in 2002 was of 774 million Euro, against 766 million Euro of the previous year, showing an increase of 1% (3% at comparable exchange rates).
Concerning sales per geographic area, the good performance of the Japanese and the Italian market can be underlined. All product categories, even if penalized by a negative impact of exchange rates, registered an increase in turnover. The only exception were watches, which slightly decreased in turnover (-1%), but increased in volume.

Gross profit: the gross profit was of 478 million Euro, against the 496 million Euro of 2001 (-4%). This value was obtained despite the negative trend of dollar, yen and an increased price of gold. This result was achieved only thanks to a significantly increased efficiency in operations.

Operating profit: the operating profit grew by 5.4% reaching 108 million Euro, against the 102 million Euro of 2001. The operating margin increased therefore from 13.3% in 2001 to 13.9% in 2002.
This increase of the operating profit was obtained thanks to attentive revision of all operational processes, which brought about an increase in efficiency. This has, therefore, allowed to reduce operating costs by about 6% and also to maintain operating costs before advertising and promotion investments basically unchanged.
At the same time, the Group continued to invest significantly in the reinforcement of the distribution network (enlargement of stores in Zurich, Tokyo Ginza, Hong Kong and Los Angeles), as well as in the development of new products in all product categories.
The total of investments in advertising and promotion were of 76 million Euro (10% of turnover), against 102 million Euro in 2001 (-25%) benefiting from the reduction of tariffs and a more attentive use of marketing tools.

Net profit: net profit was of 76.1 million Euro, against 68.2 million Euro of 2001, showing an increase of 12%. Net margin went from 8.9% to 9.8%.

The inventory of the Group decreased by 13% from 547 million Euro in 2001 to 477 million Euro. The inventory rotation was therefore of about 220 days. This result contributed significantly in reducing the net indebtedness of the Group, which was more than cut in half. It was of 284 million Euro in 2001 and is of 136 million Euro today (reduction of 148 million Euro).

The gearing - ratio between indebtedness and equity - improved significantly, going from 60% to 25%. Total investments in tangible fixed and intangible assets (33 million Euro) were referring mainly to the enlargement and opening of new stores and were largely financed by the operational cash flow of 116 million Euro.

Francesco Trapani: "Bulgari focused - in a year that was significantly influenced by uncertain political and economic conditions, with a definitely negative impact on the luxury business - on strengthening its product offer and on reinforcing our organizational structure. I think that our results proved our efforts successful. In fact, not only did our sales volume continue to grow, but, more important, it increased by an exceptional 17% compared to the already extraordinary high growth levels of year 2000.
Also, net and operating profits registered a strong increase. I would like to underline that we continued to invest, mainly in the enlargement of our product offer as well as in strengthening our distribution network.
It is important to underline how the improved production and logistic processes allowed to balance out the negative exchange rate impact and, at the same time, to bring the inventory back to operationally correct levels.
An outlook of 2003 is, of course, strongly influenced by the evolution of the economic and political situation. I am, however, optimistic, because we can definitely count on an exceptionally strong brand and on the solid organizational structure of the Group."

The Board of Directors has also approved the financial statements of the parent company Bulgari S.p.A. closing at 31/12/02 with a net profit of Euro 22.1 million (Euro 35.7 million in 2001). Total revenues - consisting almost entirely of royalties paid by subsidiaries and franchisees for the use of the Bvlgari trademark – were of 47 million Euro (50 million Euro in 2001), decreasing by about 6%.

Finally the Board of Directors approved the distribution of a dividend of Euro 0.074 per share compared to Euro 0.062 of the year before (+19%). The accounts will be submitted to the approval of the next Annual General Meeting taking place in Rome on April, 29th 11 am on first call and on May, 6th at 11 am on second call.

BULGARI GROUP 2002
REVENUES BY GEOGRAPHICAL AREA

	2002 ME	2002 growth%	2002 weight %	2001 ME	2001 growth %
ITALY	107.3	+3%	14%	104.3	+19
EUROPE (EX. ITALY)	191.4	-3%	25%	198.0	+24
AMERICAS	115.9	-2%	15%	118.3	-16
JAPAN	164.9	+7%	21%	153.7	+7
FAR EAST	132.7	-7%	17%	142.0	+27

M.EAST/OTHERS	61.4	24%	8%	49.8	+59
TOTAL	**773.6**	**1%**	**100%**	**766.1**	**+13%**

BULGARI GROUP 2002
REVENUES BY PRODUCT CATEGORY

	2002 ME	2002 growth%	2002 weight %	2001 ME	2001 growth
JEWELS	293.8	+2%	38%	287.7	+26%
WATCHES	292.9	-1%	38%	295.9	-6%
PERFUMES	132.6	+5%	17%	126.5	+37%
ACCESSORIES	39.9	+4%	5%	38.5	+48%
ROYALTIES/OTH	14.4	-18%	2%	17.5	+11%
TOTAL	**773.6**	**+1%**	**100%**	**766.1**	**+13%**

BULGARI GROUP
FINANCIAL HIGHLIGHTS (IN MILLION EURO)

	2002	2001
TURNOVER	773.6	766.1
OPERATING PROFIT	107.6	102.1
%OP.PROF./TURNOVER	13.9%	13.3%
NET PROFIT	76.1	68.2
%NET PROF./TURNOVER	9.8%	8.9%

Non audited results

For further information: Francesca Zanoni (+39-06.688 10 594)
Francesca.Zanoni@Bulgari.com

investor relations

Wednesday 6 October 2004

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January 2003

30/01/2003

Bulgari: strong revenue* growth in the fourth quarter 2002 (+13% at current exchange rates, +17% at comparable exchange rates)

Rome, January 30, 2003 - The Bulgari Group's fourth quarter 2002 revenues were equal to Euro 255 million compared to Euro 226 million of the same quarter of 2001.
Revenues increased by 13% at current exchange rates and about 17% at comparable exchange rates. Consolidated revenues for the year 2002 reached, therefore, Euro 773 million, with an increase of 1% at current exchange rates (+3% comparable exchange rates), against Euro 766 million of 2001.

Concerning fourth quarter 2002, revenues by geographic area increased significantly - despite the penalizing exchange rates - in all markets with the only exception of Europe (excluding Italy). The good performance of Christmas sales within Bulgari stores and retailers contributed to this positive result.
Japan increased significantly (current exchange rates +27%, comparable exchange rates +39%), also thanks to the enlargement of the Ginza store and to the good performance of fragrance sales. Sales in the Americas (current exchange rates +21%; comparable exchange rates +32%) showed a strong recovery compared to the same period last year. The Middle East/others (current exchange rates +19%) continued their strong expansion despite the high comparison base (the fourth quarter of the previous year had already increased by 52%) . Sales strongly increased also in Italy (+15%) and also in the Far East (+12% at current exchange rates). In Europe (excluding Italy) sales showed a slight decrease (-5%) penalised by a negative trend of the German market and by a general slowdown in tourism.
Revenues for the entire year of 2002 witnessed a very strong increase in the Middle East/others (+24% at current exchange rates). This area is strongly expanding, doubling its business volume in only two years also thanks to the positive performance of the Australian market. Japan registered a good performance (+7%, at current exchange rates, +15% at comparable exchange rates), as well as Italy (+3%), which was, though, penalised by the decrease of tourism. Revenues in the Americas (-2% at current exchange rates, +1% at comparable exchange rates) and in Europe (-3%) remained stable, penalised by a certain weakness of perfume sales compared to the previous year.

As far as sales per product categories are concerned, the fourth quarter was characterised by the extraordinary positive trend of watch sales (+28% at current exchange rates) basically reaching the exceptional sales volumes of 2000.
Accessories increased significantly (+13%) despite the crisis of the travel retail channel and the brilliant base of the same period in 2001 (+26%). Also jewellery registered a good performance (+9% at current exchange rates) with a further expansion compared to the same period of the previous year (+5%). Revenues of the perfume category remained unchanged, penalised by a slowdown of the business in Europe (excluding Italy) and the Americas, and by the definitely high base of 2001 (+34%).
Despite the negative exchange rate effect, turnover of all product categories increased in 2002, with the only exception of watches (-1%).
Perfume increased by 5% (against a growth base of +37% in 2001), accessories

by +4% (against an increase of 48% in 2001) and jewellery by +2% (against an increase of 26% during the same period of 2001). Watch revenues (-1% at current exchange rates) increased if expressed at comparable exchange rates, showing a strong recovery throughout the year.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, commented. "I believe that the results of the fourth quarter 2002 show that the Bvlgari brand has, despite an uncertain political environment and unfavorable economic conditions of worldwide financial markets, once again proven its vitality and its growth potential. The strong increase of sales allow us to close the year 2002 with an increase in revenues of 1% which will certainly bring about a growth in profits compared to the previous year. I would like to underline that 2002 revenues witnessed an increase in volumes of 17% compared to 2000, year which - thanks to the very favorable market conditions - had registered record sales.
Furthermore, I believe that both, the good performance of sales growth and the good balance of the different distribution channels are to be considered very positive elements, which lead me - with due caution because of the present economic and political situation - to be confident on Bulgar's results in the medium term"

* preliminary results

BULGARI GROUP 2002
REVENUES GROWTH BY GEOGRAPHICAL AREA

	2002 ME	2002 % gth	2002 % weight	Q4 2002 ME	Q4 2002 % gth
ITALY	107.082	2,6%	13,9%	35.826	15,4%
EUROPE (EXCL. ITALY)	191.316	-3,4%	24,7%	56.687	-5,2%
AMERICAS	115.861	-2,1%	15,0%	37.890	20,7%
JAPAN	164.874	7,3%	21,3%	60.746	26,9%
FAR EAST	132.652	-6,6%	17,2%	43.592	11,9%
MIDDLE EAST - OTH	61.470	23,6%	7,9%	19.951	18,8%
TOTAL	**773.255**	**0,9%**	**100%**	**254.692**	**12,8%**

BULGARI GROUP 2002
REVENUES GROWTH BY PRODUCT CATEGORY

	2002 ME	2002 % gth	2002 % weight	Q4 2002 ME	Q4 2002 % gth
JEWELS	293.770	2,1%	38,0%	98.743	8,7%
WATCHES	292.873	-1,0%	37,8%	98.550	27,9%
PERFUMES	132.661	4,8%	17,2%	40.040	-0,4%

ACCESSORIES	39.922	3,7%	5,2%	13.821	12,6%
ROYALTIES AND OTH	14.029	-19,8%	1,8%	3.538	-35,1%
TOTAL	**773.255**	**0,9%**	**100%**	**254.692**	**12,8%**

NEWSPAPER ANNOUNCEMENTS

RECEIVED
2004 OCT 18 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LEGAL ANNOUNCEMENT
Published April 30, 2004

BULGARI
Legal Seat in Rome (Italy), Via dei Condotti, 11
Sharecapital Euro 20.719.644,40 f.p.
CCIAA Roma n. 69511 Fiscal Code 00388360588

Bulgari S.p.A. and subsidiaries consolidated financial statements
as of December 31, 2003

We hereby confirm that the Shareholders Meeting held on April 29, 2004 approved the financial statement of Bulgari S.p.A. and of its subsidiaries as of 31.12.2002 which is thereby let at disposal of the public at the Company's offices in Rome, Lungotevere Marzio 11 as well as at Borsa Italiana S.p.A. These documents can also be examined in the Company's internet web site http: bulgari.com within section *Shareholder Info.* The shareholders meeting minutes will be released at the same places starting from May 6, 2004.

Dividends payment

Pursuant to the shareholders meeting approval, shareholders are entitled to cash a dividend equal to 0,074 per share, through an intermediary adhering to the centralized management system of Monte Titoli S.p.A. starting from May 27, 2004, subject to share coupon n. 10.
In accordance with Italian law, a limited tax credit of 51.51% will be attributed to such dividend.

Paolo Bulgari
Chairman of the Board of Directors

LEGAL ANNOUNCEMENT
Published May 1, 2003

BVLGARI

Legal Seat in Rome (Italy), Via dei Condotti, 11
Sharecapital Euro 20.719.644,40 f.p.
CCIAA Roma n. 69511 Fiscal Code 00388360588

Bulgari S.p.A. and subsidiaries consolidated financial statements as of December 31st, 2002

We hereby confirm that the Shareholders Meeting held on April 29th, 2003 approved the financial statement of Bulgari S.p.A. and of its subsidiaries as of 31.12.2002 which is thereby let at disposal of the public at the Company's offices in Rome, Lungotevere Marzio 11 as well as at Borsa Italiana S.p.A.. These documents can also be examined in the Company's internet web site http: bulgari.com within section *Shareholder Info*. The shareholders meeting minues will be released at the same places starting from may 6th, 2003.

Dividends payment

Pursuant to the shareholders meeting approval, shareholders are entitled to cash a dividend equal to 0,074 per share, through an intermediary adhering to the centralized management system of Monte Titoli S.p.A. starting from May 6th, 2003, subject to share coupon n. 9.
A limited tax credit of 56,25% will be attributed to such dividend.

Paolo Bulgari
Chairman of the Board of Directors